Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may use the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Technical Report NI 43-101

Pre-Feasibility Study

for the

Hosco Deposit

Joanna Gold Project

(Rouyn-Noranda, Quebec)

Effective Date December 22, 2009

AURIZON MINES LTD.
Vancouver, BC
Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project (Rouyn-Noranda, QC)

BBA INC.

Prepared by:

Enzo Palumbo, Metallurgist

Patrice Live, Eng. Member No. 38991

Approved by:

Angelo Grandillo, Eng.
Member No. 38342

Report No. 5826005_NI 43-101_018RAP_R0
December 22, 2009

630 boul. René-Lévesque Ouest, Suite 2500, Montréal (Québec) Canada H3B 1S6

Tel.: (514) 866-2111 • Fax: (514) 866-2116 • bba@bba.ca • www.bba.ca

i

Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

TABLE OF CONTENTS

1

EXECUTIVE SUMMARY

1-1

1.1

Site Visit and Qualified Persons

1-1

1.2

Project Setting, Location, and Access

1-1

1.3

Land Claims

1-1

1.4

Royalties

1-2

1.5

Geology and Mineralization

1-2

1.6

Exploration and Development History

1-2

1.7

Drilling

1-3

1.8

Sample Preparation and Analysis

1-3

1.9

Data Verification

1-4

1.10

Metallurgical Testwork and Flowsheet Development

1-4

1.11

Mineral Resource Estimate Update

1-5

1.12

Geotechnical and Geomechanical Studies

1-6

1.13

Stakeholders Participation and Survey Considerations

1-7

1.13.1

Local and Global Environmental Issues

1-8

1.13.2

Groundwater Resource Protection

1-8

1.13.3

Operations that Reflect Tomorrow’s Values

1-8

1.13.4

Optimization of Restoration Scenarios

1-9

1.13.5

Resource Management that is Responsive to Community Needs

1-9

1.14

Mine Design and Mineral Reserves

1-9

1.15

Site Infrastructure

1-11

1.16

Capital Costs

1-13

1.17

Operating Costs

1-15

1.18

Financial Analysis

1-16

1.19

Conclusions and Recommendations

1-19

2

INTRODUCTION AND TERMS OF REFERENCE

2-1

2.1

Units and Currency

2-2

2.2

Site Visit and Qualified Persons

2-4

3

RELIANCE ON OTHER EXPERTS

3-1

4

PROPERTY DESCRIPTION AND LOCATION

4-1

4.1

Site Location and Property Description

4-1

4.2

Land Claims

4-3

4.3

Royalties

4-3

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

5

ACCESSIBILITY, CLIMATE, WINDS, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  5-1

5.1

Accessibility

5-1

5.2

Climate and Precipitation

5-1

5.3

Winds

5-1

5.4

Local Resources

5-1

5.4.1

Residents

5-2

5.4.2

Seasonal Residents

5-2

5.4.3

First Nation Populations

5-2

5.5

Infrastructures

5-2

5.5.1

Electrical Power Line (120 kV)

5-2

5.5.2

Natural Gas

5-3

5.5.3

Railway

5-3

5.5.4

Highway 117

5-3

5.5.5

Airport

5-4

5.6

Physiography

5-5

5.6.1

Hydrography

5-5

5.6.2

Topography

5-5

5.7

Archaeological and Cultural Heritage

5-5

5.7.1

Cultural Heritage

5-5

5.7.2

Archaeological Potential

5-6

5.8

Biodiversity

5-6

5.8.1

Flora

5-6

5.8.2

Fauna

5-7

5.8.3

Endangered Species

5-8

5.8.4

Biodiversity Corridor

5-8

6

HISTORY

6-1

7

GEOLOGICAL SETTING

7-1

7.1

Regional Geology

7-1

7.2

Local Geology

7-3

8

DEPOSIT TYPES

8-1

9

MINERALIZATION

9-1

10

EXPLORATION

10-1

11

DRILLING

11-1

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

11.1

Data Revision

11-2

11.2

Drilling Methodology

11-2

12

SAMPLING METHODS AND APPROACH

12-4

13

SAMPLE PREPARATION, ANALYSES AND SECURITY

13-1

13.1

Sample Preparation and Analysis

13-1

13.2

Quality Control Program

13-1

14

DATA VERIFICATION

14-1

15

ADJACENT PROPERTIES

15-1

16

PROCESSING PLANT AND METALLURGICAL TESTWORK

16-1

16.1

Mineralogy (gold grain deportment)

16-3

16.2

Summary of Testwork

16-3

16.2.1

Grinding Testwork

16-4

16.2.2

Gravity Testwork

16-5

16.2.3

Flotation Testwork

16-6

16.2.4

Albion and CIL Testwork

16-7

16.3

Flowsheet Development and Equipment Description

16-9

16.4

Offsite Milling Option Review

16-9

16.5

Grinding, Gravity and Flotation at Joanna

16-10

16.5.1

Crushing

16-10

16.6

Ore Handling and Conveying

16-11

16.7

Grinding

16-11

16.8

Cyclones

16-12

16.8.1

Gravity Circuit

16-12

16.9

Thickeners - Joanna Site

16-13

16.10

Albion, CIP, Treatment at Casa Berardi

16-13

16.10.1

Albion Circuit

16-14

16.11

Thickeners – Casa Berardi Site

16-14

16.11.1

Cyanide Leaching and CIP Circuit

16-14

16.11.2

Carbon Stripping and Gold Room

16-15

16.11.3

Overall Water Balance

16-15

16.11.4

Water Balance at the Joanna Site

16-16

16.11.5

Water Balance at the Casa Berardi Site

16-16

16.12

Other Oxidation Process Not Retained

16-17

16.13

Process Design Criteria for the Processing Plant Based on Albion Technology

16-18

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

17

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17-1

17.1

Previous Work

17-2

17.2

Sensitivity Analysis of Previous Resource Models

17-2

17.2.1

Sensitivity to Grade Interpolation Method

17-2

17.2.2

Sensitivity to Block Size

17-3

17.3

Update Hosco Resource Estimate

17-4

17.3.1

Updated Drill Hole Data File

17-5

17.3.2

Updated Mineralization Limits

17-5

17.3.3

Updated Mineralized Intercepts

17-7

17.3.4

Updated Mineralized Composites

17-9

17.3.5

Updated Variograms Of Composites

17-12

17.3.6

Updated Block Grade Interpolation

17-13

17.3.7

Updated Block Classification

17-16

17.4

Summary of Updated Resources in All Sectors

17-18

17.5

Mineral Reserve Estimate

17-19

18

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS

  ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES             18-1

18.1

Geotechnical and Geomechanical Studies

18-1

18.1.1

General Description

18-1

18.1.2

Geotechnical Study

18-2

18.1.3

Geomechanical Study

18-4

18.2

Hydrology (Water Study)

18-8

18.2.1

Mine Dewatering

18-8

18.2.2

Impact of Operations on Residential Water Wells

18-8

18.2.3

Impact of Operations on the Esker

18-9

18.3

Environment

18-9

18.3.1

Federal Procedure

18-9

18.3.2

Provincial Procedure

18-11

18.3.3

Impact on Biodiversity

18-16

18.3.4

Waste Rocks and Ore Characterization

18-18

18.3.5

Tailings Management

18-19

18.3.6

Considerations for Transportation of the Concentrate

18-25

18.3.7

Noise Impact

18-26

18.3.8

Impact of Vibrations

18-26

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

18.3.9

Impact of Dust

18-26

18.3.10

Visual Impact

18-27

18.3.11

Impact of Loose Rocks

18-27

18.3.12

Climate Impact – Greenhouse Gases

18-27

18.3.13

Surveillance Program during Construction and Operation Phases

18-28

18.3.14

Environmental Monitoring Committee

18-29

18.4

Stakeholders Participation and Survey Considerations

18-29

18.4.1

Stakeholders Engagement Approach

18-29

18.4.2

Stakeholders Recommendations

18-32

18.5

Site Restoration Plan

18-34

18.5.1

Mine and Facilities Closure Plan

18-34

18.5.2

Restoration and Remediation

18-35

18.6

Mining

18-39

18.6.1

General Description

18-39

18.6.2

Pit Optimization

18-40

18.6.3

Pit Design and Dressing

18-44

18.6.4

In-Pit Mine Reserves

18-48

18.6.5

Mine Planning

18-52

18.6.6

Waste Rock, Overburden and Low Grade Material

18-60

18.6.7

Water Management

18-63

18.6.8

Mining Operations

18-66

18.7

Site Infrastructure

18-76

18.7.1

General Joanna and Casa Berardi Site Plot Plans

18-76

18.7.2

Main Buildings and Surface Works at the Joanna Site

18-76

18.7.3

Ancillary Buildings and Surface Structures at the Joanna Site

18-77

18.7.4

Services and Distribution Networks at the Joanna Site

18-77

18.7.5

Main Site Stockpiling and Disposal Areas at the Joanna Site

18-77

18.7.6

Off-Site Albion Concentrate Processing at Casa Berardi

18-78

18.8

Energy Consumption

18-79

18.8.1

Electrical Energy

18-79

18.8.2

Natural Gas

18-79

18.8.3

Diesel

18-80

18.9

Site Security, Health and Safety

18-82

18.9.1

Employee Health and Safety

18-82

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

18.9.2

Quality of Life

18-82

18.9.3

Mine Safety and Mine Rescue

18-83

18.9.4

Fire Brigade

18-83

18.9.5

Secure Access to Site

18-84

18.9.6

Gold Room and Gold Handling Security

18-84

18.9.7

Environmental Emergency Plan

18-84

18.9.8

Environmental Management System

18-86

18.10

Labour Force

18-87

18.10.1

Organizational Structure

18-87

18.10.2

Mine Hourly Staff Headcount

18-87

18.10.3

Mine Salaried Staff Headcount

18-89

18.10.4

Processing Plant Employees Headcount

18-90

18.11

Capital Cost Estimation

18-91

18.11.1

Basis of Estimate and Assumptions

18-91

18.11.2

Mine Capital Cost Estimate

18-97

18.11.3

Processing Plant Capital Cost Estimate

18-98

18.11.4

Environmental Capital Cost Estimate

18-101

18.12

Operating Cost Estimation

18-102

18.12.1

Mining Operating Costs

18-102

18.12.2

General and Administration Operating Costs

18-103

18.12.3

Processing Operating Costs

18-103

18.12.4

Refining

18-107

18.13

Economic Analysis

18-107

18.13.1

Basis of Analysis and Assumptions

18-108

18.13.2

Results of Economic Evaluation

18-108

18.13.3

Sensitivity Analysis on the Optimized Scenario

18-110

18.14

Project Schedule

18-112

18.15

Risks and Opportunities

18-114

19

INTERPRETATION AND CONCLUSIONS

19-1

20

RECOMMENDATIONS

20-1

21

REFERENCES/SOURCES OF INFORMATION

21-5

22

DATE AND SIGNATURES

22-1

23

CERTIFICATES

23-1

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

LIST OF APPENDICES

APPENDIX A – Claims of the Joanna Property

APPENDIX B – Stakeholders Participation to the Possible Development of the Joanna Project

APPENDIX C – General Arrangement Plot Plan of the Joanna Site

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

LIST OF TABLES

Table 2.1: List of Main Abbreviations

2-3

Table 6.1: Past Exploration, Development and Production Work in Hosco Sector

6-1

Table 11.1: Recent Exploration Work in Hosco Sector (September 2009)

11-1

Table16.1: Expected Gold Recovery Section

16-2

Table 16.2: Bond Ball Mill Grindability Testwork Results

16-4

Table 16.3: SAG Mill Comminution Testwork Results

16-4

Table 16.4: Gravity Separation Results

16-6

Table 16.5: Locked Cycle Test Results

16-7

Table 16.6: Leaching of Albion Residue Results

16-8

Table 16.7: Grinding Circuit Equipment

16-11

Table 16.8: Flotation Circuit Equipment

16-12

Table 16.9: Alternative Oxidation Process Comparison

16-17

Table 17.1: Updated NI 43-101 Compliant Resources (Cut-Off Grade of 0.5 g/t Au)

17-1

Table 17.2: Comparison of Resource Estimates (0.5 g/t cut-off)

17-3

Table 17.3: Comparison of Resource Estimates (0.5 g/t Au cut-off)

17-4

Table 17.4: Old, Added and New Mineralized Intercepts in the Hosco Sector

17-8

Table 17.5 : Statistics of Composite Grades in the Hosco Sector

17-10

Table 17.6: Hosco Resources from Updated Model and
                   Comparison with Resources from Previous Model

17-17

Table 17.7: Estimated Joanna Resources as of 31-07-2009

17-18

Table 17.8: Mineral Reserve Estimate (Cut-off 0.5 g/t Au)

17-19

Table 18.1: Cost of Studies*

18-15

Table 18.2: MDDEP Measures for Projects in Wetlands

18-16

Table 18.3 : Pit Optimization Parameters for LG 3D

18-41

Table 18.4 Undiluted Resources within LG 3D Pit Shell (CoG 0.5 g/t Au)

18-44

Table 18.5  : Estimation of In-pit Dilution and Mine Recovery

18-49

Table 18.6: In-pit Material Inventory (Cut-off 0.5g/t Au)

18-51

Table 18.7  : In-pit Reserves (Cut-off 0.5g/t Au)

18-52

Table 18.8: 8,500 tpd Production Schedule (CoG at 0.5g/t Au) With
                   Dilution and Mine Recovery

18-55

Table 18.9: Net Productive Time: Drilling

18-67

Table 18.10: Net Productive Time: Loading and Hauling

18-69

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Table 18.11: Loading Parameters

18-70

Table 18.12: Average Cycle Time

18-71

Table 18.13: Mine Equipment List for 8,500 tpd

18-73

Table 18.14: Mine Equipment List for 8,500 tpd – With Used Equipment

18-75

Table 18.15 : Summary Table of Installed and Operating Power

18-79

Table 18.16 : Summary Table of Electric Power Consumption

18-79

Table 18.17 : Diesel Fuel Consumption for Mine Equipment

18-81

Table 18.18 : Mine Hourly Labor

18-88

Table 18.19 : Mine Salaried Staff

18-89

Table 18.20 : Processing Plant Salaried and Hourly Staff Deployment

18-90

Table18.21: Commodity Estimation

18-92

Table 18.22: Joanna Site Plant Capital Costs

18-99

Table 18.23: Casa Berardi Site Plant Capital Costs

18-100

Table 18.24 : Joanna Site Infrastructure Capital Cost Estimate

18-101

Table 18.25 : Summary of Processing Operating Costs

18-104

Table 18.26: NPV for the Base Case Using Various Discount Rates

18-109

Table 18.27: NPV for the Optimized Scenario Using Various Discount Rates

18-109

Table 18.28: Sensitivity Analysis on IRR and NPV @ 5% Discount Rate –
                     Optimized Scenario

18-110

Table 18.29: Risks and Opportunities of the Joanna Gold Project

18-114

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

LIST OF FIGURES

Figure 4.1: Joanna Property Location

4-1

Figure 4.2: Aurizon Claims in the Joannès and Bousquet Townships

4-2

Figure 5.1: Landsat Imagery of the Joanna Properties

5-10

Figure 7.1: Geological Map of the Area

7-1

Figure 7.2: Geology Map with Property Boundaries in 2008

7-4

Figure 8.1 : Cross Section in the Hosco Block (8650E)

8-3

Figure 8.2 – Mineralization in NZ Zone

8-4

Figure 8.3 – Mineralization in SZ2 Zone

8-4

Figure 11.1: Plan View of all Holes Drilled on Hosco Sectors of the Joanna Property

11-3

Figure 14.1: Correlation Plot of Original and Check Gold Values (2008 program)

14-2

Figure 15.1: Adjacent Properties

15-1

Figure 16.1: Expected Gold Deportment

16-3

Figure 16.2: Flowsheet of Joanna’s Installation

16-10

Figure 16.3 : Flowsheet of Casa Berardi’s Installation

16-13

Figure 16.4 : Water Balance for Joanna Site and Casa Berardi Sites

16-16

Figure 16.5 : Overall Estimated Recovery Based on Head Grade and Assumptions

16-20

Figure 17.1 : Interpreted Mineralized Limits (0.2 g/t Au cut-off) in the

                     Central Part (8200E-9300E) of Hosco Sector                                                        17-6

Figure 17.2 Histograms of the Uncut Grade of 2 m Composites in Hosco Sector

17-11

Figure 17.3 : Correlograms of Cut Grades of 2 m Composites

17-13

Figure 17.4 Interpolated Block Au Grade on Selected Benches of the
                   Hosco Sector (final with 8x5x8 m blocks)                                                              17-15

Figure 18.1: Proposed Overburden Slope Configurations

18-3

Figure 18.2: Achievable Rock Slopes

18-6

Figure 18.3: Steps in the Environmental Impact Assessment Procedure

18-13

Figure 18.4: Criteria for Determining Leak-Proofing Measures to be
                    Applied to Tailings Accumulation Areas                                                                 18-21

Figure 18.5: Capacity of the Tailings Pond According to Dike Elevation

18-23

Figure 18.6 : LG 3D Optimized Pit Shell

18-43

Figure 18.7: Detailed Open-Pit Design

18-46

Figure 18.8: Cross Section East 8450 (Looking West)

18-47

Figure 18.9: Cross Section East 8650 (Looking West)

18-47

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Figure 18.10: Cross Section East 8800 (Looking West)

18-48

Figure 18.11: Estimation of In-pit Dilution and Mine Recovery on Bench 4882

18-50

Figure 18.12: Pit Phases

18-53

Figure 18.13: Year-End Plan – Pre-Production Year

18-56

Figure 18.14: Year-End Plan – Year 1

18-56

Figure 18.15: Year-End Plan – Year 2

18-57

Figure 18.16: Year-End Plan – Year 3

18-57

Figure 18.17: Year-End Plan – Year 4

18-58

Figure 18.18: Year-End Plan – Year 5

18-58

Figure 18.19: Year-End Plan – Year 6

18-59

Figure 18.20: Year-End Plan – Year 7

18-59

Figure 18.21: Year-End Plan – Year 8

18-60

Figure 18.22: Equipment Mechanical Availability over Mine Life

18-72

Figure 18.23:  Sensitivity Analysis (Before Tax) - IRR– Optimized Scenario

18-111

Figure 18.24: Sensitivity Analysis (Before Tax) – NPV @ 5% Discount Rate–
Optimized Scenario

18-111

Figure 18.25: Joanna Gold Project Schedule

18-113

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

DISCLAIMER

This Report on the Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project was prepared for Aurizon Mines Ltd. by BBA Inc. The Report is based in part upon data believed to be reliable and supplied by other consultants engaged by Aurizon Mines Ltd.

The content of the Report is the expression of the professional opinions of BBA Inc. based solely on information available at the time of preparation. The quality of the estimates and projections contained in the Report is consistent with the intended level of accuracy as set out in this report.

Caution to Readers

This Pre-Feasibility Study is based on mineral resources estimated as of November 2009 and is preliminary in nature. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, there is no certainty that the results projected in the Pre-Feasibility Study will be realized and actual results may vary substantially.

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1-1

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

1

EXECUTIVE SUMMARY

BBA Inc. (“BBA”) was mandated by Aurizon Mines Ltd. (“Aurizon”) in February 2009 to undertake a Pre-Feasibility Study (“PFS”) for the Hosco deposit of the Joanna Gold Project. The objective of the PFS is to estimate the potential economical and technical viability for a stand-alone open-pit operation based upon a new estimation of the mineral resources.

1.1

Site Visit and Qualified Persons

This report follows the updated Preliminary Assessment Study conducted by BBA on the Joanna project, on information from the Updated Technical Report titled “Mineral Resource Estimation Joanna gold deposit” submitted by Geostat in November 2009, and both were prepared by a Qualified Person following the guidelines of the “Canadian Securities Administrators” National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Exploration Best Practices” and “Estimation of Mineral Resources and Mineral Reserves Best Practices” guidelines.

A site visit was conducted by Patrice Live of BBA on June 16 and 17, 2009. Patrice Live also attended stakeholders’ meeting sessions held in September 2009.

1.2

Project Setting, Location, and Access

The property is located 20 kilometers east of Rouyn-Noranda, next to Highway 117 and one kilometer north of the Vaudray-Joannes biodiversity protected land area. It generally covers wetlands. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. The north-south gravel road crosses a railway line, which runs east-west. In addition, the northern part of the property is accessible via gravel lumber road. The nearest commercial airport, Rouyn-Noranda airport, is located five (5) km south-west of the future open-pit location. Service infrastructures such as electricity, water and natural gas are nearby.

1.3

Land Claims

The Joanna project is divided within six sectors based on different ownership agreements. The Hosco sector represents the core of the prefeasibility study. The other sectors include Heva, Alexandria, Henriksen, La Pause, and O’Connor-Robert. The Joanna property comprises 155 claims covering 4,252 ha in 3 separate blocks.  In December 2009, BBA verified the status of each claim. According to the GESTIM system, the status of each of the 155 claims is active.

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1.4

Royalties

Commitments as per agreement signed on June 29, 2006 with 90569 Canada Inc. are completed since June 2009. Aurizon Mines Ltd. now owns 100 % of the Joanna Hosco property. According to this agreement, 90569 Canada Inc. holds 1.5 % net smelter royalty (NSR) on the production. Also, following a previous agreement between 90569 Canada Inc. and Iamgold Qc., Iamgold Qc. holds a royalty of 0.5%.

1.5

Geology and Mineralization

While regionally the property is located closed to the Doyon Laronde camp, at Joanna, mineralization is located farther south. The east-west striking zone favourable for gold mineralization is closely related to the Cadillac fault. It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups. The Pontiac and Temiskaming Groups are mainly composed of greywacke. Temiskaming Group is identified by extensive polygenic conglomerate units. A tuffaceous horizon of felsic composition marks the contact between the two groups while the Cadillac fault occurs at the top of the Temiskaming Group. The Cadillac Group occurs north of the Cadillac fault. It mainly consists of greywacke with siltstone, mudstone, and arkose units.

Gold appears to be mainly associated with finely crystallized sulphides in biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. Mineral assemblage also includes variable concentrations of white mica, carbonate, albite, garnet, and possible other alumino-silicates. Amphibole and tourmaline rich replacement zones have been locally identified.

Gold enrichment is adjacent to the mafic unit, and is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 meter wide lower grade halo of 0.5 to 2.0 grams per tonne of gold. The corridor extends along a 2,200 meter east-west trend and can be followed down to a depth of 400 meters. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge.

1.6

Exploration and Development History

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine. For the period starting in 1944 to Aurizon’s

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involvement, the principal source of the following historical information is M. Descarreaux (1985). The Hosco gold property has been explored over the last sixty years by various owners and optionees. Since 2006, Aurizon Mines Ltd. has carried out extensive computerization and integration of the historical data.

1.7

Drilling

Since 2007, Aurizon Mines Ltd. has completed extensive drilling. Total number of holes drilled by Aurizon on the Joanna property is 493 holes totaling 144,181 m.

Aurizon Exploration on Hosco Sector
Year	Surface drilling (m)	Number of holes	Hole numbers
2007	20,647	62	JA-07-01 to 25, JA-07-68 to 104
2008	86,320	354	JA-08-105 to 164, 166 to 170, 172 to 175, 177 to 182, 184, 189 and 191 to 463
2009	5,715	12	JA-09-467, 472 to 482

1.8

Sample Preparation and Analysis

Since 2008, all the new drill hole samples from Joanna are assayed at ALS Chemex in Val d’Or, using a standard fire assay procedure. In 2007 and early 2008, samples were assayed at Laboratoire Expert Inc. in Rouyn-Noranda.

All samples received at ALS Chemex are bar-coded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet. Sample material is crushed in a jaw and/or roll crusher (70% passing 9 mesh). Ground material is split with a riffle splitter to obtain a 250 g sub-sample. Sub-samples are pulverized in a “flying disk” or a “ring and puck” style grinding mill to give a pulp (85% passing 200 mesh). The rest of the crushed sample (reject) is returned into the original plastic bag.

A 30 g split is collected from the pulp and weighed for fire assay fusion and atomic absorption finish, with a detection limit of 0.005 ppm.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

1.9

Data Verification

Geostat has conducted an analytic verification of selected core samples. The database assay table was verified against the original paper logs on a random basis and no major error was found during this validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were all checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections. In conclusion, Geostat considers that the drill hole database is adequate to support a Mineral Resources estimate.

1.10

Metallurgical Testwork and Flowsheet Development

In May 2008, a test program was initiated based on the recommendations outlined in the Preliminary Assessment Study which was issued in May 2008. The test program consisted of characterization and metallurgical testing and was carried out at SGS. The testwork results were used to evaluate possible technologies as well as for the selection of flowsheet suited for the processing of the Hosco ore sector. Of all the options considered and evaluated, one option was retained to provide the basis for the design of the processing plant. The plant design criteria and flowsheet were then established, and they provided the basis for the Pre-Feasibility Study going forward.

As was shown in the PA, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

In this Pre-Feasibility Study, the Albion Process was selected as the preferred oxidation method to treat the Hosco’s orebody.

The plant design basis for this Pre-Feasibility Study is based on processing 8,500tpd of ore. Crushing, grinding, gravity concentration and flotation will be carried out at the Joanna site. The concentrate produced at the Joanna site will be filtered and trucked to the Aurizon Mines Casa Berardi facility for further processing consisting of Albion processing, cyanide leaching, CIP and gold extraction. This approach will minimize Aurizon Mines environmental footprint and some synergies and cost savings are expected to partially mitigate the added costs for concentrate transportation.

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1.11

Mineral Resource Estimate Update

Mineral resource estimates included in this report represent a resource estimate updated in November 2009, from the last estimation of Joanna resources which was completed at the beginning of 2009 by Geostat.

For Hosco, the new resource model incorporates the following:

➢

The latest drill hole information on the property completed in 2009;

➢

New assay intervals;

➢

The bedrock surface updated by the overburden depth recorded;

➢

New mineralized envelope;

➢

Block solid size of 8 m (E-W) x 5 m (N-S) x 8 m (Z).

Mineral resources were classified using NI 43-101 compliant nomenclature. The new updated resources on the Joanna project are as follows:

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Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	19,500,000	1.4	859,000
Indicated	Hosco Heva	10,500,000 4,400,000	1.3 1.9	427,000 270,000
Total M+I		34,500,000	1.4	1,556,000
Inferred	Hosco Heva	20,800,000 9,000,000	1.2 1.8	796,000 511,000
	Alexandria	1,100,000	1.2	42,000
		30,900,000	1.4	1,350,000

Notes:

CIM definitions were followed for mineral resources.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

1.12

Geotechnical and Geomechanical Studies

Aurizon Mines Ltd. mandated Golder Associates to assist with the pit slope design component of the Pre-Feasibility Study. Golder carried out its geotechnical site investigation from October 14 to November 18, 2008 which consisted of: (i) drilling of five inclined geotechnical holes with core orientation and packer testing, (ii) collection of rock samples for laboratory testing, and (iii) installation of three vibrating wire piezometers.

An interpolated overburden thickness was prepared which indicated that the thickness varies from 4 to 7 m in the southern (Footwall) portion of the planned pit area, and is approximately 15 m thick in the northern (Hanging Wall) portion of the pit.

The contact between the bedrock and overburden is sharp, with the bedrock along the contact showing a slight weathering profile consistent with increased fracturing and slightly weaker material. The rock within the top 10 m to 20 m of bedrock shows fair rock mass quality and has been classified as Slightly Weathered Zone.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

The main geological feature that will be seen along the pit walls is the Cadillac Fault, which strikes east-west and dips northward (i.e., strike/dip = 260°/55°-63°) and is characterized by hydrothermal alteration by chlorite. There are also some N-S to NE-SW diabase dykes and the Minor Fault located to the north of the Cadillac Fault.

The pit slope recommendations for the overburden are:

➢

Maximum slope height of 15 m;

➢

Vertical bench separation is 3 m to 4 m;

➢

Bench face (or batter) angles of 22° (1V:2.5H) and 27° (1V:2H) for the peat and lower layers of silt and sands, respectively;

➢

Bench face angles of 19° (1V:3H) should generally be suitable within the varved deposits when the thickness is ≤ 6 m. For a thickness between 6 m to 10 m, the bench face angles should be flattened to 14° (1V:4H). Slopes in varved deposits greater than 10 m thick should be further analyzed with proper soil information.

For the rock slope configurations, the planned Joanna pit was divided into five (5) main design sectors, depending on the orientation of the slope face, with two main sectors for the rock slopes within the Hanging Wall and three (3) main sectors in the Footwall.

The recommended inter-ramp pit slope will be 53° for the Hanging Wall (north) and 49° for the west and east sectors and the Footwall (south). It is also recommended that flexibility be added to the designs by the sub-division of the final and phase walls into a series of bench stacks, no greater than 120 m high, separated by either haul road traverses or the inclusion of a 15 m wide “geotechnical” berms at 100 m – 120 m vertical intervals.

1.13

Stakeholders Participation and Survey Considerations

The objective of the public participation approach initiated in May 2009 was to listen, understand, and integrate the reflections of participants throughout the preparation of the PFS in a manner that is transparent and representative. The goal of the participation was also to include in its process numerous community participants whose interests cover various areas of global development.

The presentation of the Pre-Feasibility Study findings and conclusions to the stakeholders took place before the final submission of the study, during a plenary session on November 30, 2009.

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The purpose of the public meeting, which was informal in nature, was to inform all the stakeholders about the consultation results. The recommendations included in the Pre-Feasibility Study and addressing the project feasibility were presented through dialogue and interactions between the stakeholders, within a broader group dynamic.

The following paragraphs present the main points of the recommendations that were formulated.

1.13.1

Local and Global Environmental Issues

Although the Pre-Feasibility Study tends to favor the off-site option, the Feasibility Study must determine whether the analysis of the social, environmental and economic costs and benefits justifies the location chosen for the handling of concentrate and tailings disposal, and must assess whether, based on the “overall” costs, the on-site treatment and disposal option should be selected instead.

1.13.2

Groundwater Resource Protection

The project Feasibility Study must confirm to the ‘’Ministère du Développement Durable de l’Environnement et des Parcs du Québec’’ (i) that it will be possible to compensate for wetland loss by characterizing the esker located at Vaudray-Joannès Lakes, (ii) that the knowledge that is acquired will be harnessed, (iii) and that groundwater resources will be protected. Knowledge acquisition and raising the awareness of the population must be based on a collaborative approach with community organizations.

1.13.3

Operations that Reflect Tomorrow’s Values

The Feasibility Study must be based on risk assessment tools and, when applicable, simulations that provide a knowledgeable perspective of the effects on health and safety, environmental receptors, infrastructures, and quality of life. In addition, the cumulative aspect of the overall risks must be evaluated in the Feasibility Study in order to determine mitigation strategies and the necessary monitoring of controlled management.

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1.13.4

Optimization of Restoration Scenarios

The project feasibility must validate, with specialized organizations, the possibility of integrating biodiversity corridor maintenance in the restoration plan. The plan must be developed based on an ecosystemic approach, with the aim of minimizing and gradually reducing the footprint, while at the same time meeting the needs of land users.

1.13.5

Resource Management that is Responsive to Community Needs

Aurizon Mines Ltd. is responsible for ensuring resource management that is responsive to community needs, and one of the ways it must do this is by maintaining an engagement approach to the strategic steps of the project. That is, by holding specific meetings for feasibility and environmental impact assessment studies, during which the chosen options will be evaluated based on the priority of the issues.

Aurizon Mines Ltd., in collaboration with the stakeholders, must form a multi-stakeholder committee for monitoring technical issues; the members, duties and funding will be defined with the community.

Aurizon Mines Ltd. must remain responsive to the residents and ensure that the establishment of an independent committee, with the goal of monitoring the project’s development, follows the community’s recommendations.

1.14

Mine Design and Mineral Reserves

The open-pit design is based on a cut-off grade calculation determined from operating costs and sale of gold. It is believed that these costs are reasonable for use in the study and are comparable with other similar operations in the region.

The reserves for the detailed pit design have been calculated and classified in the proven and probable categories in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM Standards on Mineral Resources and Reserves) in August, 2000. The Table below presents the in-pit reserves based on a cut-off grade of 0.5g/t Au after dilution of 5.1% at a grade of 0.23 g/t Au and mine and mill recoveries of 97% Au and 86.8% Au, respectively.

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 In-Pit Reserves (Cut-off 0.5g/t Au)

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

The design pit is approximately 1,200 m in length by 540 m wide and 240 m deep. The pit was designed with a triple benching arrangement, including a 15 m geotechnical safety berm at every 120 m vertical height.  Based on the results of rock mechanics studies, the recommended inter-ramp pit slope will be 53° for the Hanging Wall (north) and 49° for the west and east sectors and the Footwall (south).

The open-pit operation will be designed to support an average daily production rate of 8,500 tonnes, seven (7) days a week, 365 days per year. Initial production is expected to be established from a smaller starter pit and will be extended in two additional push backs.

The ore will be trucked to surface using the ramp, crushed and conveyed to the processing plant.

Waste rock material represents the material containing 0.3 g/t Au or less. The preliminary arsenic test concluded that approximately 20% (16 Mt) of waste rock could potentially have a higher

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arsenic content. The two portion of waste material will be managed separately to reduce restoration cost. The larger portion of the waste material (80%), which is not considered as problematic, will be stockpiled on the main waste dump. The major portion of the remaining waste material (20%), which is considered as problematic, will be stockpiled on the secondary waste dump and the remaining portion corresponding to 2.5 Mt will be dumped in the pit during the last two or three years.

The waste dumps have been designed according to the waste requirements from the pit and are located around the periphery of the mine to minimize the haulage distance and to reduce costs.  The main waste dump and secondary waste dump, located north of the pit, on the north side of the Stitchman Creek will have a total capacity of 30.5 million m3 (62 million tonnes) and 6.8 million m3 (14 million tonnes), respectively.

The material from grade 0.3 g/t Au to 0.5 g/t Au will be stockpiled near the entrance of the proposed pit, on the south side of the Stitchman Creek. The total amount of low grade ore is 1.5 million m3 (2.4 Mt) at an average grade of 0.35 g/t Au. This low grade material will be reclaimed at the end of the life-of-mine.

Overburden material will be removed during Year 0 to Year 3. A significant portion of the overburden would be used to build the dam for the tailings pond and also as a cover for the reclamation of the tailings pond and waste dump. The overburden dump, located north-west of the pit will have a capacity of 4.7 million m3 (9.6 million tonnes).

The fleet of equipment will include four to nine 100 short ton class haulage trucks, depending of the mining phase, two drill rigs, two 10 m3 hydraulic excavators, one front-end loader, two dozers, one motor grader, one backhoe excavator and auxiliary equipment. The used equipment purchase option has been retained to lower the upfront capital expenditures, impacting the fleet equipment availability to 78% and adding 10% on operating cost.

1.15

Site Infrastructure

The plant design basis for this Pre-Feasibility Study is based on producing a flotation concentrate at the Joanna site and sending the concentrate to the Casa Berardi for further processing in additional facilities to the existing Casa Berardi operation. At Casa Berardi, many of the existing infrastructures will be used and shared with the added processing facility for treatment of the Joanna concentrate.

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The main site processing and services buildings and structures at the Joanna site consist of the following:

➢

Crusher building structure;

➢

Crushed ore storage silo;

➢

Main processing plant building including maintenance shop, electrical rooms and employee facilities;

➢

Mine services building consisting of a garage for mining vehicles and light vehicles, a truck wash bay, a warehouse area and mining employees facilities.

Other buildings and surface structures at the Joanna site include the following:

➢

Main electrical substation;

➢

Guardhouse;

➢

Fresh water pump house;

➢

Process water reclaim pump house at settling basin;

➢

Sewage treatment plant;

➢

Explosives storage shed;

➢

Fuel storage and fuelling station.

Services and distribution networks, both above ground and underground include the following:

➢

Main access road to site from Highway 117;

➢

On site roadwork;

➢

Employee parking areas;

➢

Perimeter fencing;

➢

Existing railway and railway crossing for site access;

➢

Electric power lines from Hydro Quebec 120 kV line to main substation;

➢

On site electrical distribution;

➢

Natural gas pipeline from ‘’Gaz Metropolitain’’ main line to plant manifold and to site buildings;

➢

Fresh water supply from underground wells or from mine dewatering;

➢

Fresh water site fire loop and fire protection system;

➢

Reclaim water pipeline;

➢

Flotation tailings disposal pipeline.

The main Joanna site surface works include the following:

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➢

The open-pit mine;

➢

Main waste rock stockpile;

➢

Secondary waste rock stockpile (containing arsenic);

➢

Low grade material stockpile;

➢

Overburden material stockpile;

➢

Flotation tailings disposal pond;

➢

Flotation tailings reclaim water settling basin.

The main additions at the Casa Berardi location will be as follows:

➢

Process building for IsaMill and CIP area;

➢

Electrical room;

➢

Outside processing area for oxidative leaching and cyanide leaching;

➢

Reagent storage including lime silo and acid storage;

➢

Oxygen plant and storage;

➢

Cyanide tailings pipeline to tailings pond;

➢

Cyanide tailings disposal cell.

The existing Casa Berardi operation will provide the following services:

➢

Carbon stripping and refining facility;

➢

Facilities for employees required to operate and maintain the process;

➢

Power for process and building HVAC (ventilation), process water and fresh water;

➢

Dispose and manage the cyanide tailings generated from the Joanna material processing.

1.16

Capital Costs

Project capital costs are estimated in two components; direct costs and indirect costs. Direct costs comprise items such as equipment, buildings, infrastructure and their installation. Indirect costs comprise costs related to support of construction such as detailed engineering, EPCM services, owner’s costs and other such costs. Capital costs were estimated for the mine, processing plants (for both Joanna site and Casa Berardi site) as well as for related site infrastructure. Tailings management costs were developed by Roche.

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In order to reduce the initial capital cost, it was decided that used mobile equipment will be purchased. BBA therefore applied a 25% reduction on the unit cost of new major mine equipment, wheel dozer and backhoe excavator.

In order to reduce processing plant capital costs, some major process equipment would be purchased used. Some opportunities for used equipment have been identified and BBA believes that such equipment may be acquired at a significant net discount to new equipment prices. The full capital cost estimate for the Joanna project processing plant was first developed based on new equipment cost and was subsequently adjusted by applying a 40% discount (on direct, indirect and contingency costs) on selected major equipment.

For the purpose of this Pre-Feasibility Study (PFS), indirect costs are factored as a percentage of direct costs based on past projects including detailed engineering of 2%, EPCM of 10%, owner’s costs of 3%. Contingency allowance of 13% of all direct and indirect costs was estimated for the project.

The total initial capital cost is C$186.8 million and the initial site restoration cost is C$5.3 million. A breakdown of the total initial capital cost is provided in the table below:

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Item	Cost Million C$
Pre-production	9.2
Mining equipment	17.5
Processing plant (Joanna site)	76.1
Processing Plant (Casa Berardi site)	27.0
Infrastructure (Joanna site)	12.2
Tailings/polishing ponds, waste rock dumps, ditches, retention ponds	8.2
Total direct cost	150.2
Indirect (owner’s cost, EPCM)	18
Contingency	18.6
Total Initial Capital Cost	186.8

1.17

Operating Costs

The operating costs include all mining costs, crushing costs, processing costs at the Joanna and Casa Berardi sites; concentrate transportation costs to the Casa Berardi site, and administration cost.

Overall operating costs have been calculated and summarized as follows:

➢

    Mining: 1.75 ($/t mined);

➢

    Crushing and processing : 7.57 ($/t milled);

➢

    Concentrate transportation: 0.95 ($/t milled);

➢

    General and administration: 0.73($/t milled).

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1.18

Financial Analysis

The economic viability of the Joanna project was assessed for two (2) different cases. The base case is based on the use of new mine mobile and processing plant equipment. The “optimized” case is based on the purchase of used mine and mill equipment as described above.

The financial evaluation for the Joanna project is carried out by the preparation of a discounted cash flow model to which the capital and operating cost estimates as well as the production schedule developed in the mining section are input data. The Internal Rate of Return (IRR) on total investment and the Net Present Value (NPV) resulting from the net cash flow generated by the project have been calculated. The payback period is also indicated as a financial measure.

The basis of analysis and assumptions are as follows:

➢

The economic evaluation is carried out over a total project life of 9.8 years, including 18 months of construction and pre-production, and 9 months of milling the low grade material at the end of the operation;

➢

The financial evaluation is carried out on a pre-tax basis;

➢

No depreciation rate has been considered since the financial appraisal is on a pre-tax basis;

➢

The project financial analysis is carried out on a constant money basis;

➢

Gold price is US$825 per ounce and the exchange rate is C$1.10 per US$1.00.

The sale of 887,225 oz of gold, from ore and low grade material, using a recovery of 86.8% at the mill, will generate revenue of C$805.2 million.

The Internal Rate of Return (IRR) for the base case is 12.42% and the payback period is 4.3 years from the start of production. The Net Present Value (NPV) using various discount rates are presented below:

NPV @ 0% ($M)	127.5
NPV @ 5% ($M)	62.8
NPV @ 7% ($M)	42.7
NPV @ 10% ($M)	17.2
NPV @ 12% ($M)	2.8

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The IRR for the “optimized” case is 14.37% and the payback period is 3.9 from the start of production.

The NPV using various discount rates for the “optimized” case are presented below:

NPV @ 0% ($M)	137.9
NPV @ 5% ($M)	74.0
NPV @ 7% ($M)	54.2
NPV @ 10% ($M)	29.0
NPV @ 12% ($M)	14.7

A sensitivity analysis was performed on the “optimized” case. The four major parameters affecting the net cash flow are price of gold, gold recovery, operating costs and the initial fixed investment.

The sensitivity analysis on IRR and NPV @ 5% discount rate for the “optimized” case is summarized in tabular form and graphically below. Although the project is quite sensitive to all parameters, it is up to a certain level more sensitive to gold recovery and gold price (revenue) than capital and operating cost.

	Sensitivity on IRR (%)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-2.62%	2.38%	6.76%	10.72%	14.37%	17.78%	21.00%	24.07%	27.01%
Operating cost	21.13%	19.53%	17.87%	16.15%	14.37%	12.50%	10.55%	8.49%	6.30%
Capital cost	22.33%	20.07%	18.01%	16.11%	14.37%	12.75%	11.24%	9.84%	8.52%
Gold recovery			6.80%	10.74%	14.37%	17.76%	20.97%
	Sensitivity on NPV @ 5% discount rate (M$)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-48.60	-17.93	12.74	43.41	74.08	104.75	135.42	166.08	196.75
Operating cost	139.00	122.77	106.54	90.31	74.08	57.84	41.61	25.38	9.15
Capital cost	116.33	105.77	95.20	84.64	74.08	63.51	52.95	42.38	31.82
Gold recovery			13.07	43.57	74.08	104.58	135.08

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Sensitivity Analysis (Before Tax) - IRR– Optimized Case

 Sensitivity Analysis (Before Tax) – NPV @ 5% Discount Rate– Optimized Case

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1.19

Conclusions and Recommendations

The Joanna Hosco Gold Project is technically and financially viable. The estimated initial capital cost amounts to $192.5 M and an internal rate of return of 14.37% is expected. According to the economical evaluation of the project, the Net Present Value using a discount rate of 5% amounts to $74 M and the payback period after the start of commercial production is 3.9 years, before taxes. The level of accuracy of the capital and operating costs is +/- 25%.

Based on an estimate of mineral resources produced by Geostat in compliance with the NI 43-101, the mineral reserves, after dilution and mine recovery, are estimated at 23.6 million tonnes of ore in the proven and probable categories. With a production rate of 8,500 tpd, the pit life is expected to last 7.6 years. When the pit is depleted, an additional 0.7 years is anticipated to process 2.4 million tonnes of low grade material.

As drilling continues on the Joanna Hosco project, BBA believes that there is potential to improve the inferred resources category material to measured or indicated resources as well as potential for the expansion of the resources. BBA recommends the project to be advanced to the next phase with the commissioning of a Feasibility Study on the Joanna project.

BBA recommends the following:

1.

Concerning the schedule of the project:

➢

Proceed with the Feasibility Study;

➢

Produce a detailed project schedule including milestones.

Early in the Feasibility:

➢

Complete a block model on the arsenic content of waste material;

➢

Do geotechnical and hydrological characterization of the site;

➢

Proceed with long lead time metallurgical testing;

➢

Conduct a larger topographic survey;

➢

Initiate search for used equipment opportunities;

➢

Explore possibilities of leased equipment;

➢

Initiate process on environmental permitting;

➢

Finalize decision of processing all at Joanna vs. Albion at Casa Berardi.

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2.

Concerning the mineral resources and mineral reserve:

➢

Mineral resources update for east/west extension of the proposed pit design;

➢

Mineral resources update for the Heva sector.

3.

Concerning mining issues:

➢

Review of cut-off grade strategy for marginal grade material;

➢

Update of mining plan with satellite deposits following completion of additional drilling;

➢

Evaluate the possibility of contract mining.

4.

Concerning metallurgical testing:

For the Feasibility Study, it is recommended that the following testwork be conducted:

➢

Grindability testwork – including JK drop weight and SMC tests, Bond rod mill and Bond ball mills tests, Bond low-energy impact tests for crusher sizing, abrasion, Jk SimMet simulations of the grinding circuit;

➢

Extended Gravity Recoverable Gold (E-GRG) test to evaluate the optimum conditions for gravity separation;

➢

Locked-cycle flotation tests to optimize the flotation circuit and generate sufficient concentrate for the optimization stage of the Albion test program;

➢

Optimization Albion tests on a larger scale, preferably on 1-kg samples, to establish optimum lime and cyanide consumptions and the optimum degree of oxidation and acid consumption;

➢

Cyanide destruction testing – including method selection, sizing, and reagent consumption testwork;

➢

Equipment sizing tests – including sedimentation testwork for thickener sizing, filtration tests, bulk density tests for ore and concentrate, ultimate tails density tests;

➢

Pilot plant scale testing of the Albion process;

➢

Provision should be made for additional environmental testing.

A licensing agreement for the Albion Process should be negotiated prior pilot scale testing of the Albion Process.

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5.

Concerning environmental issues, Roche recommends for the Feasibility Study to:

➢

Carry out preliminary geotechnical studies nearby the waste rock piles, the tailings pond and the concentrator to evaluate the bearing capacity of the soils and validate the height of the waste rock piles and tailings pond dikes as well as the slopes;

➢

Given the pit’s proximity to the railway, carry out a geotechnical study to make sure the pit excavation presents no risk to the railroad;

➢

Determine the geotechnical characteristics of the tailings to validate their use as material to raise the tailings pond dikes;

➢

Determine the agronomic characteristics of the tailings to verify if they can be placed directly on the vegetation without adding a 15 cm thick layer of arranged deposit;

➢

Validate with Rouyn-Noranda airport the height the waste rock piles can reach including once they are restored with trees growing on top;

➢

Carry out a hydrogeological study to verify the impact of the drawback of the water table on residential wells along Highway 117;

➢

Check the possibility of pouring into the pit the tailings produced by processing low-grade ore in the last year of the mine’s lifespan;

➢

Check with MDDEP regarding the possibility of compensating the loss of wetlands by a study on esker, especially the one located to the east of the property;

➢

Continue works to characterize waste rocks to confirm or deny the risks of arsenic release;

➢

Check the best solution for greenhouse gases between separate storage of organic matter (peat) or covering by mineral soil;

➢

Validate the option of turning the open pit into a salmonidae habitat;

➢

Carry out a noise study, especially along Highway 117;

➢

Perform a visual simulation of the mining facilities from Highway 117;

➢

Complete the biological inventories (flora and fauna) around the projected infrastructures;

➢

Check the possibility of putting waste rock piles with high arsenic content into the pit under production;

➢

Concerning the tailings pond (Albion) at the Casa Berardi mining site, the following actions are recommended:

➢

Check the possibility of increasing dike slope in order to reduce its volume;

➢

Check the possibility of building one side of the tailings pond against an existing dike in order to reduce dike volume;

➢

Check the possibility of excavating the bottom of the tailings pond and of using those materials to build the tailings pond in order to reduce costs.

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6.

Concerning the transport of concentrate to the Casa Berardi mine, the following actions are recommended:

➢

Validate the actual sulphur and arsenic contents of the concentrate;

➢

Analyze the risk of contamination along the truck routes;

➢

Study the possibility of using trucks with water-tight boxes (tanker, container, etc.);

➢

Check regulations applicable to this type of transport;

➢

Check the possibility of installing truck washing stations in Joanna and Casa Berardi;

➢

Verify compliance with the global development principles of Aurizon Mines Ltd.

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2

INTRODUCTION AND TERMS OF REFERENCE

BBA Inc. (BBA) was mandated by Aurizon Mines Ltd. (Aurizon) in February 2009 to undertake a Pre-Feasibility Study (PFS) for the Hosco Deposit of the Joanna Gold Project in Rouyn-Noranda, Quebec. The current report supersedes the Updated Preliminary Assessment (PA) dated November 30, 2008.

The objective of the Technical Report is to estimate the potential economical and technical viability for a stand-alone open-pit operation based upon a new estimation of the mineral resources by demonstrating an economic, environmental and social gain, while mitigating the technical, financial, and environmental risks of the ‘’Project’’.

The scope of work of the present study includes the following:

➢

Open-pit optimization, mine design and production schedules;

➢

Mine equipment selection and fleet size;

➢

Flowsheet development and selection;

➢

Material balances;

➢

Infrastructure for site facilities, waste disposal, tailing ponds, etc.;

➢

General site plan;

➢

Capital and operating costs estimates (+/- 25%);

➢

Financial analysis and sensitivity analysis;

➢

Discussion with stakeholders concerning social, environmental issues and sustainable development;

➢

Project schedule, conclusions and recommendations and risks and opportunities.

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2.1

Units and Currency

In this report, unless stated otherwise, all currencies are expressed in Canadian dollars (C$). Quantities are generally stated in Système International d’Unités (SI) metric units. Abbreviations used in this report are listed in Table 2.1.

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Table 2.1: List of Main Abbreviations

Aurizon	Aurizon Mines Ltd.	MRN	Ministère des ressources naturelles
BBA	BBA Inc.	MDDEP	Ministère du développement durable de l’environnement et des parcs
°C	Degrees centigrade	M, Mt	Million, million tonnes
Capex	Capital Expenditure	mg/kg	Milligram per kilogram
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	NSR	Net Smelter Return
CoG	Cut-off Grade	Opex	Operating Expenditure
EIS	Environmental Impact Studies	PA	Preliminary Assessment Study
g, g/t Au	Gram, gram per tonne of gold	PFS	Pre-Feasibility Study
GA	General and Administration	POX	Pressure Oxidation
Geostat	SGS Geostat Ltd	ppm, ppb	Parts per million, parts per billion
Golder	Golder Associates	QP	Qualified Person
h	Hour	RQD	Rock Quality Designation
hp	Horsepower	ROM	Run of Mine
ha	Hectare (10,000 m2)	SG	Specific Gravity
IRR	Internal rate of return	SGS	SGS Lakefield Limited
kg	Kilogram	SNC	SNC-Lavalin
Km, km/h	Kilometer, kilometer per hour	S/R or SR	Stripping Ratio
kPa	Kilopascal	t (or tonnes)	Tonne (metric)
kt	1,000 tonnes	t/d or tpd	Tonne per day
kV	Kilovolt	t/h or tph	Tonne per hour
kW	Kilowatt	t/m3	Tonne per cubic meter
kWh	Kilowatt-hour	t/y or tpy	Tonne per year
l	Litre	ton	Short ton (0.907 metric tonne)
LG	low grade material	URSTM	Unité de recherche et de service en technologie minérale
LG 3D	Lerchs-Grossman 3D algorithm	$, C$ US$	Canadian dollar United-States dollar
M, mm	Meter, Millimeter
m2	Square meter	y	Year
m3	Cubic meter	‘’	Inches
M&I	Measured and Indicated

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2.2

Site Visit and Qualified Persons

This report follows the Updated Preliminary Assessment Study conducted by BBA on the Joanna project, on information from the Updated Technical Report titled “Mineral Resource Estimation Joanna gold deposit” submitted by Geostat, and both were prepared by a Qualified Person following the guidelines of the “Canadian Securities Administrators” National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Exploration Best Practices” and “Estimation of Mineral Resources and Mineral Reserves Best Practices” guidelines.

A site visit was conducted by Patrice Live of BBA on June 16 and 17, 2009. Patrice Live also attended stakeholders’ meeting sessions held in September 2009.

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3

RELIANCE ON OTHER EXPERTS

The qualified persons preparing and supervising this NI 43-101 Technical Report on the Pre-Feasibility Study for the Hosco Deposit of the Joanna Gold Project have not relied on a report, opinion, or statement of a legal or other expert, who is not a qualified person for information concerning legal, environmental, political, or other issues and factors relevant to the Pre-Feasibility Study.

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4

PROPERTY DESCRIPTION AND LOCATION

4.1

Site Location and Property Description

The Joanna project is located along the Cadillac Break, in the Joannès and Bousquet Townships. The property is situated 20 km east of Rouyn-Noranda, next to Highway 117, in the province of Quebec. The project is located on map 32D02 of the NTS system. The Joanna property extends east-west for more than 12 km and more than 4 km in width. The general location of the mine is shown in Figure 4.1.

Figure 4.1: Joanna Property Location

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The Joanna project is divided within six sectors based on different ownership agreements (see red contours) in Figure 4.2.

➢

Hosco sector which represents the core of the Technical Report;

➢

Heva sector located 5 kilometers west of Hosco which mineral resources are not included in the Technical Report;

➢

Alexandria sector located immediately east of Hosco which mineral resources are not included in the Technical Report;

➢

Henriksen, La Pause, O’Connor-Robert, are adjacent to the Hosco sector, without known resources.

AURIZON
Joanna Project
Land Owner
Property Limits
Land Owner
Area of research
Private land owner
Government of Quebec
Vaudray & Joannes
Lakes Biodiversity Reserve
JOANNES Township
BOUSQUET Township
32D07
32D02
RG.10
RG.09
RG.08
RG.07
RG.06
RG.05
RG.04
RG.03
Agnico Eagle
Xstrata
Newbaska
Lefebvre M
Aurizon
Iamgold-Qc
Bernier B
Breakwater
Jefmar
Atlanta Gold
La Pause
Globex
Agnico/Breakwater
Fieldex
Terrax
Joannes Lake
163142 Ca
Golden Valley
Bull's eye

32D_PORTION_DETENTEUR.cdr/RM

Figure 4.2: Aurizon Claims in the Joannès and Bousquet Townships

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4.2

Land Claims

The Joanna property comprises 155 claims covering 4,252 ha in 3 separate blocks (Figure 4.2) and including the 6 sectors mentioned earlier. In December 2009, BBA verified the status of each claim. According to the GESTIM system, the status of each of the 155 claims is active.

Gescad Inc. manages the mining titles for Aurizon Mines Ltd. and produces an update on the titles once a year. All statutory work and tax payments are in good standing. A detailed list of the Joanna claims as of December 14, 2009 is presented in Appendix A – Claims of the Joanna Property.

4.3

Royalties

Commitments as per the agreement signed on June 29, 2006 with 90569 Canada Inc. have been completed since June 2009. Aurizon Mines Ltd. now owns 100 % of the Joanna Hosco property. According to this agreement, 90569 Canada Inc. holds 1.5 % net smelter royalty (NSR) on the production. Also, following a previous agreement between 90569 Canada Inc. and Iamgold Qc., Iamgold Qc. holds a royalty of 0.5%.

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5

ACCESSIBILITY, CLIMATE, WINDS, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Accessibility

The Joanna property lies approximately 20 km east of Rouyn-Noranda, next to Highway 117, in the Province of Quebec. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. The north-south gravel road crosses a railway line, which runs east-west. In addition, the northern part of the property is accessible via gravel lumber road. The nearest commercial airport, Rouyn-Noranda airport, is located five (5) km south-west of the future open pit location. Service infrastructures such as electricity, water and natural gas are nearby.

5.2

Climate and Precipitation

The area has average temperatures ranging from -16°C in winter to 17°C in summer. The average annual temperature is 1.6°C and the average total precipitation is 926 mm. Rain precipitation is highest in September, averaging 103 mm of water. Snow precipitation is registered between October and April, but its peak falls in the period between November and March, when its monthly average reaches 26 mm, expressed in mm of water. The pH of the precipitations measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June (MEF, 1993).

5.3

Winds

The anemometric data collected in Val-d’Or between 1961 and 1991 show that from June to January the south-west winds are dominant, whereas from February to May the winds coming from the north-west are most frequent. Furthermore, in this sector, the winds have an average velocity varying between 11 and 14 km/h for an average of 13 km/h during the year.

5.4

Local Resources

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 39,000 citizens. Rouyn-Noranda and surrounding communities could provide qualified personnel for a new mine. All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

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5.4.1

Residents

The residential vocation of the sector is concentrated in cores of rural occupancy, namely the former municipality of McWatters located to the west of the property and the groups of land properties located on the edge of Highway 117, and lakes Joannès, Vaudray and Bousquet.

Along Highway 117 between Rouyn-Noranda airport and the road to the lakes, Vaudray and Joannès, there are just under 100 buildings including residences and annexed buildings (garage, sheds, etc.).

5.4.2

Seasonal Residents

In addition to year-round residents, there is a concentration of seasonal residents around the lakes, Vaudray, Joannès and Bousquet. There are also resort leases for personal use (chalet or hunting lodges).

5.4.3

First Nation Populations

No First Nation community is located near Rouyn-Noranda, the closest being Pikogan, at less than 5 km north of Amos, and Long Point First Nation (Winneway), which is located at 10 km from Belleterre. Both Algonquin communities are at about 70 km from Rouyn-Noranda. Members of the First Nations are proportionately less numerous, living in native reserves rather than outside. In 2006, according to Statistics Canada (2009), approximately 40% lived in such reserves while 60% lived off. To this effect, the territory of the town of Rouyn-Noranda numbers 64 of the 322 First Nation residences off a reserve based on the regional level census (20%).

5.5

Infrastructures

5.5.1

Electrical Power Line (120 kV)

Two 120 kV electrical power lines pass 2.5 km north of the property. Hydro-Quebec is currently reviewing the construction support for one of those lines. On public lands, the management of land falls under the Ministère des ressources naturelles et de la faune (MRNF). In these places, the lands are subject to agreements authorizing the operation of electrical power lines.

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5.5.2

Natural Gas

One of the main natural gas pipelines, connecting western and eastern Canada, passes through Rouyn-Noranda, ensuring the availability of reliable and unlimited energy supplies, thereby, more specifically 500 meters south of the future pit location. In fact, Corporation Champion Pipe Line, a wholly owned subsidiary of Gaz Métro, operates two gas stations crossing the Ontario border to supply the distribution network in Abitibi-Témiscamingue.

5.5.3

Railway

Two railway companies operate in the region. The first, the Ontario Northland (ON) railway company, is a division of the Transport Commission of Ontario Northland, an Ontario government agency. The company owns a connection reaching up to Rouyn-Noranda. The second, which owns the stretch on the Joanna property, is the Chemin de fer d'intérêt local du Nord-du-Québec (CFILINQ), a semi-independent division of Canadian National (CN) transporting goods from Montreal to the temiscabitibian region through La Tuque. A major part of the goods (wood chippings, timber, and ore) transits through CFILINQ. As for passenger transport, there is a VIA Rail link between Montreal and Senneterre, with three roundtrips per week.

5.5.4

Highway 117

The Rouyn-Noranda transport network is dominated by road transport. This is shared between roads under the management of the Ministère des transports du Québec (MTQ), the municipal routes and private roads. The main road axes are Highway 117, which links with the Province of Ontario to the west and towards the MRC of the Vallée-de-l'Or and the rest of Quebec to the east, and Route 101 which ensures connections to the MRC of Abitibi-Ouest to the north and the MRC of Témiscamingue to the south. These two road axes meet in the centre of the town of Rouyn-Noranda, in the urban area. Routes 395 and 391 are collector roads heading north and south.

According to data from the Ministère des transports in 2006, on Highway 117, between Rouyn-Noranda and the McWatters sector, there is an average daily circulation of 6,500 vehicles each year. Between the McWatters sector and Joannès, there is a daily flow of 4,200 vehicles and 593 trucks.

Based on information from the Plan de transport de la région de l’Abitibi-Témiscamingue, on Highway 117, between Rouyn-Noranda and Mont-Brun Route, in 1996, between 500,000 and 999,999 metric tonnes of goods were transported (from mining and forestry operations; MTQ,

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2000). Between Mont-Brun Route and Route 395, there were half as few goods transported. As for rail transport, the volume of goods on the CN tracks crossing the property was 1,000,000 to 1,200,000 metric tonnes in 1996. Although these data come from 1996, they give an idea of the scale of traffic in the sector of the project being studied.

More specifically, the project access is located next to Highway 117, next to the hill top, providing traffic flow concerns and road accident hazards.

5.5.5

Airport

On March 17, 1997, Transport Canada passed ownership of the airport to the town of Rouyn-Noranda. However, federal regulations still apply. Located 16 km from downtown Rouyn-Noranda, the airport represents an essential asset for regional industrial and economic development.

The airport property has a surface area of 254 hectares and is located in the former municipality of McWatters. Four airlines use the airport at present: Air Canada Jazz, Pascan Aviation Inc., Propair Inc. and Air Liaison. According to information collected on the web site of Rouyn-Noranda, the average number of passengers, landing and taking off, over the past ten years, was about 100,000 passengers on an annual basis, while the annual average of air transport was more than 15,000 in the last five years.

According to preliminary discussions with the director general of the airport of Rouyn-Noranda, projects around the perimeter of the airport have to go through a verification process with the airport management to publicize the projected impacts. Moreover, for mining projects, some operating procedures have to be followed by the mining company. For example, dynamiting times and impact on birds have to be specified in writing to the airport authority. Finally, according to the information collected, planes begin descent in a radius of about 13 km around the airport property, and from above the Hosco deposit infrastructure’s future site location.

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5.6

Physiography

5.6.1

Hydrography

Installations linked to the project will all be located, inside the same watershed, namely, the Stitchman Creek. This creek which flows from east to west joins the Davidson Creek which empties into the Kinojévis River and flows away from the Vaudray-Joannès protected land and esker.

The Stitchman Creek has a small drainage basin and has many areas with intermittent flows. Together, the Davidson Creek and its tributary, the Stitchman Creek, drain all significant wetlands that are part of this project.

For its part, the Kinojévis River, stretching some 140 km, has its source in Lake Preissac and empties into the headwaters of the Ottawa River, upstream of Notre-Dame-du-Nord. It crosses the town of Rouyn-Noranda, where it widens to form lakes Routhier, Vallet, Kinojévis and Caron.

5.6.2

Topography

The topography of the area covered by the Joanna project is mostly flat. The altitude varies from about 270 m at the Kinojévis River to just over 330 m at the eastern boundary of the property. A hill located just south of Highway 117 (Joannès hill) which reaches an altitude of approximately 360 m, is the highest point in the sector. The area is poorly drained and is occupied by several bogs. More specifically, the future pit location will be situated within a large bog and all future dumps will be confined between creeks.

5.7

Archaeological and Cultural Heritage

5.7.1

Cultural Heritage

The territory of Rouyn-Noranda includes two (2) cultural heritage sites (MCCCF, 2008):

➢

The Saint-Georges Church, listed as an historic monument in 1992; and

➢

The historic site of Maison-Dumulon, listed in 1978.

These two sites are nonetheless located outside the project target zone.

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5.7.2

Archaeological Potential

In the territory of Rouyn-Noranda groups, according to the Observatoire de l’Abitibi-Témiscamingue, 73 archaeological sites out of a total of 410 are listed in the region of Abitibi-Témiscamingue. All the same, according to information compiled in the Projet de schéma d’aménagement et de Développement révisé 2009 de la ville de Rouyn-Noranda, no site or territory of archaeological, historic or cultural interest has been listed to date in the study zone.

An archaeological review study should be carried out as part of the environmental impact study needed to obtain the environmental permits.

5.8

Biodiversity

5.8.1

Flora

5.8.1.1

Forest Environments

The distribution of different forest stands in the sector has been identified by Roche Ltd. (2007). Conifer stands are the largest in surface area. Populations include spruce-moss, spruce-sphagnum and jack pine stands. There are also some mixed stands and hardwood.

Mixed stands refer to plant communities composed of softwood and hardwood. They are generally composed of black spruce, white birch and/or aspen.

The deciduous stands usually cover small areas and the dominant tree species are white birch and aspen.

5.8.1.2

Wetlands

The term "wetland" covers a broad spectrum of ecosystems: ponds, marshes, swamps, stretches of shallow water and bog. These ecosystems are all sites saturated or flooded for a period long enough to influence the nature of soil and vegetation composition. There are several bogs of various sizes in the area covered by the Joanna project.

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Based on observations during site visits conducted in 2007 and 2009 in these peat bogs, the vegetation is dominated by Sphagnum and brown mosses (mainly polytrics), ericaceous shrubs, sedges, lichens and some tree species, mainly black spruce and tamarack. It is important to note that none of these species has special status at either provincial or federal level or are considered rare species in the region. In addition, Roche Ltd. (2009) assessed the ecological value of these peat bogs within the study area, so on the basis of criteria suggested by the MDDEP in its Guide to Developing a Wetland Conservation Plan (Joly et al. 2008), it appears that they all have a low ecological value.

5.8.2

Fauna

5.8.2.1

Large Wildlife

The main species of large animals found in the study area are moose (Alces alces), deer (Odocoileus virginianus) and black bear (Ursus americanus). The woodland caribou is found in the Val-d'Or region, but no longer in the region of Rouyn-Noranda (SÉPAQ, 2002).

The tracks of moose, deer, and bear have also been observed on the property during field surveys. Human activities on the site indicate that the area is conducive to hunting big game.

5.8.2.2

Fur-Bearing Animals

Of the 20 species of fur-bearing animals present or likely to be present in Abitibi-Témiscamingue, the most abundant are the beaver, marten and lynx (SÉPAQ, 2002) The species most prized by trappers in the study area are the beaver and muskrat.

5.8.2.3

Avian Fauna

Because of the many small streams and wetlands (bogs), the sector offers good potential for nesting and breeding waterfowl.

However, no area of aquatic bird concentration is identified in the mining sector. The closest is about 8 km north-west of the site around Lake Marillac and Davidson Creek.

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5.8.2.4

Fish Communities

The Stitchman Creek, whose width varies between 3 and 11 meters, is characterized by a clay substratum and water heavily charged with suspended matter. Experimental fishing conducted in 2007 and 2009 in the project area have identified the following species: pearl dace, golden shiner, brook stickleback, black nose shiner, spot tail shiner, lake chub and brown bullhead. All these species are well adapted to warm and turbid waters. Due to the presence of a natural barrier (falls) downstream along the Stitchman Creek, no fish species of sport interest were encountered.

5.8.3

Endangered Species

5.8.3.1

Special Status Flora Species

The ecological inventories made in the context of this project did not reveal the presence of species that are threatened, vulnerable or likely to be designated, although much attention was paid to their presence following the completion of an analysis of potential presence based on information provided by the Centre de données sur le patrimoine naturel du Québec (CDPNQ, Roche Ltd., 2007).

5.8.3.2

Special Status Fauna Species

The CDPNQ does not report any special status wildlife species within the study area. Among the species threatened, vulnerable, or likely to be designated in Quebec, the short-eared owl, the peregrine falcon from the subspecies anatum, the least weasel, and the silver-haired and red bats could potentially be present in the territory under study.

5.8.4

Biodiversity Corridor

Immediately south of Highway 117 we find the biodiversity reserve of lake, Vaudray-Joannès, which aims to maintain a natural boreal forest ecosystem. In a line further north is the Aiguebelle National Park. Analysis of satellite images suggests that a corridor (Biodiversity Corridor) borrows the relief formed by the esker to the east of the property to reach the Aiguebelle National Park. Furthermore, this corridor is intersected by the railroad and several roads including Highway 117, which is very busy, and the Kinojévis River.

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The development of the Joanna project might represent the first industrial project development nearby a protected land area which remains sensitive to stakeholders’ concerns and recommendations.

Figure 5.1 presents the landsat imagery indicating the green corridor connecting the Aiguebelle provincial park to the Vaudray Joannès protected lands.

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Aiguebelle National Park
Dufault Lake
Chassignolle Lake
JOANNA
117
Rouyn-Noranda
Cadillac
Airport
Joannes Lake
Vaudray & Joannes Lakes Biodiversity Reserve
Vaudray Lake
AURIZON
Joanna Project
Landsat View
0
5km

Figure 5.1: Landsat Imagery of the Joanna Properties

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6

HISTORY

Note: All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.

Only the historical statements related to the Hosco sector are displayed in the following document since this is the only sector used to complete this Pre-Feasibility Study.

For the period starting in 1944 up until Aurizon’s involvement, the principal source of the following historical information is M. Descarreaux (1985). Before Aurizon, different companies have drilled on the property over time, including surface drilling and underground drilling. The table below summarizes this past exploration and development work.

Table 6.1: Past Exploration, Development and Production Work in Hosco Sector

The Hosco gold property has been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Hosco Gold Mines conducted a magnetic survey and made 81 diamond drill holes totaling about 20,000 m.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 m (160 m long). Three levels were opened, i.e., 40 m, 80 m, and 120 m.

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1946-1947:

Drifting and crosscutting on the three levels, i.e., 95 m on Level 40, 1,042 m on Level 80 and 1,262 m on Level 120 for a total of 2,399 m.

1948-1949:

Production at a rate of 100 tpd. A total of 45,872 tonnes grading at 6.58 g/t was extracted from nine (9) shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd. Mill head was 4.90 g/t Au.

1949:

Production stopped. Remaining proven ore reserves of 75,344 tonnes grading at 9.60 g/t Au.

1972:

The property is staked by Yvon and Gaston Vezina.

1973:

Ore reserve calculations by Derry, Michener and Booth: probable and possible reserves amount to 954,556 tonnes grading at 5.14 g/t Au.

1979-1983:

SOQUEM acquired the mining rights. The surface geology was mapped and the baseline was re-surveyed. The drilling of seven (7) holes took place, totaling 1,128 m.

1984:

SASU Investments Inc. acquired an option on the Hosco property and drilled ten (10) holes totaling 2,988 m. New ore reserve calculations were undertaken by Louvicourt Mining Management Company Ltd.

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and a review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd., and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to a depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107 m, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t Au of mineralization stockpiled on surface. This stockpile remains in place on surface.

Metallurgical testing of four 10 kg drill core samples by Canmet and the Centre de Recherche Minerales in Sainte–Foy, Quebec, as well as metallurgical testing of one composite core sample by Lakefield Research were also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process on the Hosco gold mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims, except for a 1% net smelter royalty held by Cambior (Vallée 2004). 1149127 Ontario Inc. changed its name to 90569 Canada Inc.

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Aurizon Mines Ltd. starts to be involved in the sector and optioned the property in June 2006 from 90569 Canada Inc.

All the exploration works performed by Aurizon Mines Ltd. are described in the Drilling section of this report.

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7

GEOLOGICAL SETTING

7.1

Regional Geology

The following information is based on three sources: Descarreaux’s 1985 report, an internal report prepared by Ghislain Fournier, P. Eng. of Aurizon Mines Ltd., in January 2006, and information provided by Martin Demers, P. Geo of Aurizon Mines Ltd.

The Joanna property is situated in the South Central portion of the Abitibi Greenstone Belt, within the Superior Structural Province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group located east and north of the property. Only major gold deposits are usually located in the immediate vicinity of the Cadillac Break. More specifically they are centered in different mining camps located 20-30 kilometers apart. The Joanna property represented a void in that sequence. Figure 7.1 presents the geological map of the area.

QUEBEC
660 000 mE
680 000 mE
700 000 mE
720 000 mE
740 000 mE
5 340 000 mN
5 320 000 mN
117
Rouyn-Noranda
>15Moz
JOANNA
Project
Cadillac
>12Moz
Malartic
>8Moz
Val-d'Or
>15Moz
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
0
10km
AURIZON
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

Figure 7.1: Geological Map of the Area

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Thick sequences of Archean lavas of the Blake River Group yielded ages between 2,703 and 2,696 million years (Mortensen, 1993; Lafrance et al., 2005). The recent isotopic datations, coupled with the stratigraphic relationships, suggest that the various formations composing the Blake River Group do not represent a simple stratigraphic pile, but different, geographically isolated, synchronous volcanic complexes (Lafrance et al., 2005). Volcanism in this area tends to be bi-modal, showed by successions of mafic and felsic lavas with affinities varying between tholeitic and calcalkaline. Pyroclastics equivalents of mafic to felsic lavas occur intercalated with massive flows.

Younger flyshic sediments, such as the Cadillac and Kewagama groups, are about 10 million years younger than the youngest volcanic units (Lafrance et al., 2005). They sit on top of volcanic units and form continuous units, generally in an east-west direction. Locally, younger fluviatile sedimentary sequences, such as the Temiskaming group, are developed within basins closely associated to the regional faults (Mueller et al, 1996).

Volcanic and sedimentary assemblages are tightly folded and cut by major east-west and northwest-southeast faults developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip. Regional deformation is generally expressed by an east-west, steeply dipping schistosity, sub-parallel to the main folds axial plan. On a regional scale, fold axes tend to be sub-horizontal, but can also be more vertical within the major fault corridors (Daigneault et al, 2002).

The main structural feature of the region is the Cadillac or Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale northeasterly trending faults occur throughout the region.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend Northeast-Southwest and occur discordant to all lithologies. Metamorphism varies from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately south of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the proximity of the Cadillac Break. 15-kilometers east of the Hosco and Heva old mines, the Doyon-Laronde camp (>12 million ounces) is the best known gold camp while the previously mined McWatters and O’Brien gold mines were also located directly along the fault near the property.

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7.2

Local Geology

While regionally the property is located closed to the Doyon Laronde camp, at Joanna, mineralization is located farther south.

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac Fault, which dips 55o to the north in this area. According to the traditional nomenclature, it is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups. The complete sedimentary sequence cut by exploration works is composed of poorly graded greywacke inter-bedded with a main matrix supported polymict conglomerate unit historically related to the Temiskaming group depositional environment. The Cadillac group, as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef), has not yet been interpreted on the property and its limit is suspected to be located farther north toward the Blake River group limit. A few diabase dykes also cut the host sedimentary rocks (Figure 7.2).

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QUEBEC
Mouska
Doyon
ARZ.
ARZ.
ARZ.
Henricksen
Feifer
Cadillac Break
Vantex
Alexandria
Rouyn 15km
117
5350000N
5345000N
5340000N
5335000N
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Showing
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

Figure 7.2: Geology Map with Property Boundaries in 2008

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8

DEPOSIT TYPES

The following description of deposit and associated mineralization is based on information from different reports listed in the Reference section, site visit observations of core, and information provided by Aurizon geologists.

The Joanna gold deposits may be described as sediment hosted orogenic gold deposits related to the structural control of the Cadillac Fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in sediments of the Cadillac group. The main brittle-ductile deformation comprising the Cadillac Fault is concentrated in these meta-sedimentary layers. The genesis of the deposit has not been studied in detail. Historically, previous explorations were focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

The mineralized corridor extends along a 2,200 m east-west trend and can be followed down to a depth of 400 m. Mineralized zones within that corridor dip by 50o to 65o to the north with a western plunge. They are usually narrower and less continuous in the Heva block and wider and more continuous in the Hosco block.

The historical work focused on separating and labeling narrow but high grade lenses. These high grade zones are found within the new zones defined by the 2007-2009 Aurizon drilling campaign. The latter was executed with the objective of defining larger mineralized zones and evaluating the open-pit potential of lower grade and higher tonnage material. Those zones are the following (Figure 8.1):

1.

The North Zone (NZ) occurs just north of the Cadillac Fault and is restricted to the western half of the deposit (Hosco block). It is generally represented by a biotite-sericite altered greywacke, foliated and injected by up to 20% thin quartz veinlets concordant to tightly folded (Figure 8.2). Pyrrhotite and arsenopyrite are the main sulphide phases and can represent up to 10% of the material. The zone is often molded to the north by an amphibolized unit. Occasional porphyroblastic amphiboles can also be seen within the North Zone.

2.

The South Zone 1 (SZ1) is a minor type of mineralization found just south of the fault. It is characterized by thin smoky quartz veins crosscutting thin competent tourmaline rich zones. Arsenopyrite can sometimes be observed in semi-massive stringers associated

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with the quartz. Even if some high grade values are associated to this zone, it remains a marginal contributor to the resources of the deposit.

3.

South Zone 2 (SZ2) represents the most important gold bearing mineralization. It can be identified by its concordant banded aspect caused by the succession of 5%-10% of generally concordant millimetric quartz stringers, sericite altered fringes and a biotitic host rock (Figure 8.3). Alteration is also characterized by the presence in variable amounts of silica, carbonate and chlorite. The colors of these altered bands vary from brownish-yellow to light green. Sulphide content is usually around 5% with arsenopyrite being the main phase, but pyrite or pyrrhotite can locally be abundant. Arsenopyrite crystals from the SZ2 zone often exhibit a needle shape.

4.

The South Zone 3 (SZ3) resembles the SZ2 in terms of quartz veining density and sulphide content. However, the alteration style is restricted to biotite and silica. Vein contact is occasionally very diffuse. Even if it remains generally concordant to the deformation zone, veins in SZ3 are often more discordant than those of SZ2. Both zones show a close spatial association, and transitional zones between the two are often observed.

5.

The South Zone 4 (SZ4) is represented by thicker and often more discordant veins composed of white, occasionally smoky, quartz. Coarse arsenopyrite in amounts reaching up to 20% is sometimes found within these veins. The veining density is higher than in SZ2 and SZ3, but those veins are generally narrower. They occur more to the South, isolated from the other zones and in less deformed rocks. They seem to mark the end of the mineralized system in the investigated area. Some high grade gold samples have been found within this zone, but contribution to the bulk of the resources seems marginal.

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1350 N
1450 N
1550 N
1650 N
South
North
5000 m
4900 m
4800 m
South zone
Conglomerate
Conglomerate
North zone
Cadillac break
Break
South zone
Legend
Histogram
1 cm = 5 g/t
0,5 to 3 g/t
3 to 5 g/t
5 to 10 g/t
10 g/t to 10000 g/t
AURIZON
AURIZON MINES LTD.
Joanna Project
Section 8650E

SECTION_8650_INF_125m_COREL.cdr/RM

Figure 8.1: Cross Section in the Hosco Block (8650E)

with Labeling of Mineralized Zones

The different zones do not always respect a clear stratigraphic order, and in some sections, SZ2 and SZ3 merge to create a complex series of lenses parallel to the Cadillac Fault, with variable width and dip extension. In a general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lenses on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness of up to 50 m. The large envelopes are often interpreted to separate into several thinner branches that can pinch and swell. The largest part of the branches, south of the fault, form westward plunging ore shoots. The observation on some sections of a folded conglomerate layer on both sides of the South Zone may suggest that the distance between mineralized lenses is depending on a fold opening. Mapping and sampling in the underground openings of the high grade quartz vein zones within the low grade corridors show that those partially mined zone are continuous, but with some pinch and swell.

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Figure 8.2 – Mineralization in NZ Zone

(hole JA-08-150 – section 8000E – Hosco block)

Figure 8.3 – Mineralization in SZ2 Zone

(hole JA-08-322 – section 9000E – Hosco block

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9

MINERALIZATION

Gold appears to be mainly associated with finely crystallized sulfides in biotite-rich schist with minor deformed millimetric to pluri-centimetric quartz veins. The more continuous and gold-rich zones seem to be associated with a white mica alteration. Mineral assemblage also includes variable concentrations of silica, carbonate, albite, garnet and possible other alumino-silicates (Renou, 2007). Amphibole and tourmaline-rich replacement zones have been locally identified.

Gold enrichment is adjacent to the Cadillac Fault which is associated with a rich chloritic unit. This gold enrichment is related to fine grain arsenopyrite in a biotite-rich matrix. The veins are included within a 100 to 190 m wide low grade halo of 0.5 to 2.0 g/t Au.

Generally speaking, most of the mineralized zones look alike in terms of structure and mineralization, although some are differentiated slightly by the content of quartz vein, arsenopyrite, pyrrhotite, pyrite, white mica, carbonate, biotite and chlorite, but for now, they are all believed to be related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected. Deformation within the sediments can be difficult to evaluate as a result of re-crystallization of some minerals at a superior greenschist to amphibolite metamorphic facies. Inter-layered chloritic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zones suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

Strongly silicified zones, some with a cherty aspect, as well as brecciated zones, were observed during core inspection of the 2007 site visit of SGS Geostat.

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10

EXPLORATION

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report. Since 2006, Aurizon Mines Ltd. has carried out extensive computerization and integration of the historical data.

More details on recent exploration work by Aurizon on the Joanna claims can be found in Geostat’s report of November 2009.

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11

DRILLING

Since 2007, Aurizon Mines Ltd. has completed extensive drilling. Total number of holes drilled by Aurizon on the Joanna property is 493 holes totaling 144,181 m. The details for the Hosco sector are in Table 11.1.

Table 11.1.: Recent Exploration Work in Hosco Sector (September 2009)

Aurizon Exploration on Hosco Sector
Year	Surface drilling (m)	Number of holes	Hole numbers
2007	20,647	62	JA-07-01 to 25, JA-07-68 to 104
2008	86,320	354	JA-08-105 to 164, 166 to 170, 172 to 175, 177 to 182, 184, 189 and 191 to 463
2009	5,715	12	JA-09-467, 472 to 482

Since acquiring the property:

➢

In 2006: Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid;

➢

In 2007: Aurizon initiated an extensive exploration program by systematically re-sampling historical holes over wide intervals in order to define the extension of the mineralized system according to sulphide dissemination. Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resource estimates by Geostat;

➢

In 2008: Aurizon resumed drilling and conducted a magnetic survey. A preliminary geometrical, structural, and depositional model based on field observations, plus Leapfrog modeling of gold grade and petrographic works, was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultants from Roche presented a Phase 1 environmental characterization of the property (Roche 2008). Consultants from BBA completed a Preliminary Assessment Study for an open-pit operation (BBA 2008);

➢

In 2009: An update and validation with diamond drilling, and the completion of the NI 43-101 compliant resource estimates by Geostat were done. Aurizon resumed drilling. Lakefield Research received composite samples to perform a sequence of metallurgical testing,

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including grinding, flotation, oxidation, and cyanidation. Mineralogical and micro-analytical studies were conducted to explain gold recovery. Geomechanical and geotechnical studies were performed by Golder (Golder 2008) and hydrogeological study was conducted by SNC-Lavalin (SNC 2009). Roche completed a long-term environmental characterization (Roche 2008-2009).

11.1

Data Revision

Exploration holes were incorporated into a database in electronic format at the end of 2006. Wherever possible, the casing of old holes has been located in the field with GPS. A surveyed grid (GML grid) has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes. For 170 holes previously surveyed by an unidentified surveyor, the coordinates were corrected in order to integrate them into the GML grid. Easily computerized and reliable underground data were also included in the new database.

11.2

Drilling Methodology

Hole planning is made by a geologist on printed sections showing all geological and grade information from surrounding holes. Corrections of holes, as well as theoretical traces are made using a determined deviation rate. That planning information is then transmitted to the technical team responsible for checking physical access and conformity to forestry and environmental permits. Holes are physically implemented on surveyed grids attached to the NTS grid. The process has been supervised and certified by Sylvestre, Julien, Leclerc Land Surveyor. Drill rig alignment, horizontality, and dip are checked with levels and sticks by a field services firm (Services Technominex). Once holes have been drilled, they are surveyed by Sylvestre, Julien, Leclerc Land Surveyor.

Drill hole deviation (dip and azimuth) is measured by either a Reflex or a Flexit tool. Measurements are made at every 30 m during the drilling operation and at the end of each hole. A continuous survey is also done during the rod pulling operation. An error of 4% is attached to each measurement according to tools technical specifications. After drilling, each hole is secured by a cement plug and closed by a steel cover. Position and orientation of each casing is surveyed by the Land Surveyor and taken measurements are considered as the final coordinates. Holes’ orientations are also recorded in the database.

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Drilling equipment use NQ diameter metric coring equipment. Drilling is conducted by a contractor, Major Drilling (formerly, Benoit Drilling Ltd.). During drilling operations, operators place the continuous cored rock in wooden trays by indicating the depth on each 3 m course by a wooden block. Ground material intervals or missed core is indicated by a specific block. Closed core boxes filled and tagged by the drilling company at the drill rig are carried by truck to the Rouyn-Noranda core shack facility by Services Technominex personnel. The same firm handles all the rock material from length measurement to shipping in an indoor and access restrained area.

No core is stored on site. Historical and new core is stored in the suburb of Rouyn-Noranda at the geological contractor’s core shack.

Figure 11.1 shows all the drill holes (past and Aurizon 2007-2008) on the Hosco sectors of the Joanna property.

Figure 11.1: Plan View of all Holes Drilled on Hosco Sectors of the Joanna Property

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12

SAMPLING METHODS AND APPROACH

Sampling intervals are determined by the Aurizon geologist depending on the nature of the alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled. Sampling of the longer exploration holes depends on the geologist’s judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole’s length. Samples are in general 1 m long prior to mid-2007 and 1.5 m long since that time, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples if needed.

The core recovery of the observed new core is generally very good. Based on Geostat’s observations on site at the drill and in the core shacks, Geostat considers that the sample quality is good and that the samples are generally representative.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, and tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex), and then sent to the laboratory. The other half is kept for further analysis, if necessary.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

13

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Sample Preparation and Analysis

Since 2008, all the new drill hole samples from Joanna are assayed at ALS Chemex in Val d’Or, using a standard fire assay procedure. In 2007 and early 2008, samples were assayed at Laboratoire Expert Inc. in Rouyn-Noranda.

All samples received at ALS Chemex are bar-coded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet. Sample material is crushed in a jaw and/or roll crusher (70% passing 9 mesh). Ground material is split with a riffle splitter to obtain a 250 g sub-sample. Sub-samples are pulverized in a “flying disk” or a “ring and puck” style grinding mill to give a pulp (85% passing 200 mesh). The rest of the crushed sample (reject) is returned into the original plastic bag.

A 30 g split is collected from the pulp and weighed for fire assay fusion and atomic absorption finish, with a detection limit of 0.005 ppm. Gravimetric finish is applied for initial assays above 10 ppm. Assay results are sent electronically to Aurizon by using a special email address for the sole use of the data manager. The database system (Geotic) functions using the Microsoft Access data management system. Its writing access is restrained to the data manager and the project geologist.

13.2

Quality Control Program

Geostat did not visit the laboratory installations during the site visit. Geostat inspected the laboratory assay sheets and assay certificates produced by the laboratory. They consist of Excel spreadsheets containing sample numbers and assay results. The laboratory uses a relatively standard file format. Assay certificates contain duplicate results.

In addition to the normal laboratory quality control program, Aurizon has put in place a quality program to secure the validity of its assay results with standards, blanks and duplicates.

A detailed analysis of the results of Aurizon’s quality control program can be found in Geostat’s report of November 2009.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

14

DATA VERIFICATION

Geostat has conducted an analytic verification of selected core samples. The database assay table was verified against the original paper logs on a random basis and no major error was found during this validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were all checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections. In conclusion, Geostat considers that the drill hole database is adequate to support a Mineral Resources estimate.

During the 2007 site visit of Geostat, 38 core duplicates (from holes JA-07-01 and JA-07-03) were taken and submitted for analysis at the ALS Chemex lab in Val d’Or (original values for those cores were from the Lab-Expert lab in Rouyn-Noranda). A comparison of duplicated and original gold values for the same core did not show any bias.

With the 2008 drilling, a new set of 147 core duplicates from nine (9) holes have been taken and sent to the SGS lab in Toronto for fire assay. Those duplicates represent ¼ of the original core, whereas the original gold values deal with ½ of the same core. Core length is 1.5 m and weight of material submitted to SGS averages 1.6 kg. Despite a fairly significant scatter of original and check values (correlation coefficient is R=0.80 and average relative difference is 41%), that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55 g/t Au). Correlation plot is on Figure 14.1.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Figure 14.1: Correlation Plot of Original and Check Gold Values (2008 program)

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

15

ADJACENT PROPERTIES

As illustrated in Figure 15.1, the Joanna property is surrounded by claims owned mostly by Agnico Eagle Mines Ltd., Iamgold-Québec Management Inc., Xstrata Plc., and Breakwater Resources Ltd. No resources are delimited on those close properties while Iamgold property owns the former Rouyn-Merger orebody.

More details on adjacent properties can be found in Geostat’s report of November 2009.

Figure 15.1: Adjacent Properties

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16

PROCESSING PLANT AND METALLURGICAL TESTWORK

This section summarizes the metallurgical testwork carried out by SGS Lakefield Research, the flowsheet selection, as well as, the design basis.

In May 2008, a test program was initiated based on the recommendations outlined in the Preliminary Assessment (PA) Study which was issued in May 2008. The test program consisted of characterization and metallurgical testing and was carried out at SGS. The testwork results were used to evaluate possible technologies as well as for the selection of flowsheet suited for the processing of the Hosco ore sector. Of all the options considered and evaluated, one option was retained to provide the basis for the design of the processing plant. The plant design criteria and flowsheet were then established, and they provided the basis for the Pre-Feasibility Study going forward.

As was shown in the PA, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

One of the advantages made possible by the proposed flowsheet is the production of two very different flotation products, and therefore, two different and separate final tailings.

The mill at Joanna will include crushing, grinding, gravity recovery and flotation/filtration of a sulphide concentrate for shipping. This will allow for melting of a gravity concentrate at the Joanna site without the use of cyanide. The flotation concentrate produced for shipping will represent approximately 4% of the feed tonnage. This means that close to 96% of the tonnage milled will be deposited in a low-risk tailing facility at Joanna. This tailing pond will contain low levels of sulphide and arsenic, and no cyanide, making it very stable from an environmental standpoint thus facilitating the restoration.

The concentrate representing approximately 4% of the feed will be transported to Casa Berardi by truck where it will be treated using the Albion Process. Following which, the product from the Albion will be treated in a conventional CIP circuit for gold recovery. Carbon from this circuit will be treated within the current stripping/gold room circuit at Casa Berardi. Tail from the Albion/CIP Process will pass through a cyanide destruction step and be stored within the Casa Berardi’s tailing facility which already contains sulphide and arsenic.

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In this Pre-Feasibility Study, the Albion Process was selected as the preferred method to treat the Hosco’s ore body. This selection was supported by metallurgical testwork carried out at SGS Lakefield Research.

The Albion Process constitutes a sulphide oxidation technology that uses ultrafine grinding technology (IsaMill) to render the ore amenable to sulphide oxidation at atmospheric pressure and at temperatures in the order of 85-95°C. The fine grinding of the particles (<10µm) and the high amount of tension cracks create multiple sulphide surface available for the oxygen to react. This speeds up the kinetics, allowing the reaction to be self-sustaining at lower temperatures, and therefore, operates at atmospheric pressure. The major advantage of this process is that the lower temperature and pressure allow significant reductions in capital costs when compared to alternative methods such as POX.

Results from the current testwork, indicated that 26.9% (28.3% x 95.0%) of the gold will be recovered in the gravity circuit at the Joanna site and that another 59.9% will be recovered by the Albion Process at Casa Berardi for an overall recovery of 86.8%. The following table summarizes the gold recovery expected at various processing steps.

Table16.1: Expected Gold Recovery Section

Section	Recovery
Gravity (Knelsons)	28.3%
Gravity (Cleaning table)	95.0%
Flotation circuit	88.0%
Albion/CIL	92.8%
Total recovery	86,8%

The expected gold deportment is illustrated in Figure 16.1.

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Figure 16.1: Expected Gold Deportment

16.1

Mineralogy (gold grain deportment)1

One master composite sample from the Hosco project was submitted by Aurizon Mines Ltd. for high-definition mineralogy and gold deportment studies. The objectives of this investigation were to determine the occurrence of gold in the sample, the association of gold with sulphides, and to identify and evaluate any mineralogical factors that may affect gold recoveries.

A comprehensive mineralogical and analytical approach which included semi-quantitative XRD analysis, fire assay, heavy liquid separation, superpanning, ore microscopy, electron microprobe analysis, and Secondary Ion Mass Spectroscopy (SIMS) were used to carry out this gold deportment study.

The master composite sample consists mainly of silicate minerals (quartz, plagioclase, mica, chlorite, and potassium feldspar) with minor amounts of diaspore. (It is believed by Aurizon’s exploration manager, Martin Demers, that the diaspore might be a software interpretation error). Trace amounts of sulphides, carbonates and Fe-Oxides were also identified. Pyrrhotite, arsenopyrite, and pyrite are the major sulphides, and are well liberated.

16.2

Summary of Testwork

The following tables will document different tests supporting the design decision taken.

1 A deportment study of gold in Master comp #1 from the Joanna project, SGS Lakefield, February 3rd 2009.

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16.2.1

Grinding Testwork

Each of the five (5) metallurgical composites was submitted for standard Bond ball mill grindability tests and SAG Mill Comminution (SMC) testing.

The results of the Standard Bond ball mill index tests are shown in Table 16.2. The Bond Ball Mill work index ranged between 12.2 and 14.3 kWh/mt. In the Preliminary Assessment, it was assumed that the Bond Work Index was 15.0 kWh/t.

Table 16.2: Bond Ball Mill Grindability Testwork Results

Composite	Feed, F80 (μm)	Product, P80 (μm)	Closing Screen (μm)	Bond Ball Mill Work Index (Metric)
Comp 1 (S)	2,166	114	150	12.6
Comp 2 (S)	2,271	113	150	14.3
Comp 3 (N)	2,239	112	150	12.5
Comp 4 (S)	1,998	112	150	12.2
Comp 5 (S)	2,114	111	150	12.5

The SMC test generates a Drop-Weight Index (DWi) for each sample tested. The DWi is a measure of the strength of the rock when broken under impact conditions. The DWis are directly related to the JK rock breakage parameters A and b, which are required for the JKSimMet comminuting modeling. The results for the five (5) metallurgical composite samples are shown in Table 16.3.

Table 16.3: SAG Mill Comminution Testwork Results

Sample Designation	SG	SMC Test	SMC Test Derived Values
		Dwi	Mia (kWh/t)	A	b
Comp 1 (S)	2.75	8.0	21.9	73.1	0.47
Comp 2 (S)	2.73	7.9	22.1	70.1	0.49
Comp 3 (N)	2.74	7.5	20.9	73.8	0.50
Comp 4 (S)	2.72	7.0	19.9	67.2	0.58
Comp 5 (S)	2.73	7.4	20.8	66.2	0.56

Also presented in Table 16.3 is the Mia parameter developed by SMCT (Sag Mill Comminution Testwork). This parameter represents the coarse component (down to 750 µm), of the overall

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comminuting energy and can be used together with the MIB (obtained from the Bond Work Index testwork) to estimate the overall energy required for a comminuting circuit. Using both values, knowing the Bond Work Index from the precedent testwork and the targeted transfer size, it was estimated that the SAG mill specific energy consumption would be about 10.6 kWh/t.

The value of A*b, which is also a measure of resistance to impact breakage, was calculated and compared with accumulated values in the JKTech DW database. According to this database of 2,304 recordings, the Joanna project falls around the 28% hardest ore for SAG milling.

Using both the SAG mill and Ball mill values, the Joanna grinding circuit is designed for a 6,000 hp SAG mill and a 5,000 hp ball mill to achieve a final grind of 80% <135um at an annualized throughput of 8,500 tpd.

16.2.2

Gravity Testwork

Ten-kilogram charges of each metallurgical composite were ground to 130 µm-150 µm and processed through a Knelson MD-3 concentrator. The Knelson concentrates were recovered and upgraded further by treatment on a Mozley mineral separator. Typically in an operation, the Knelson concentrator will produce a concentrate that is 0.1%-0.2% of the feed weight. With 10 -kg charges, this would not be possible to duplicate; therefore, a larger mass pull is obtained and then upgraded with a Mozley mineral separator in order to simulate an actual operation. Calculated head grade ranged from 1.4-1.7 g/t Au. The results are summarized in the following

Table 16.4.

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Table 16.4: Gravity Separation Results

Composite	Feed Size, F80 (μm)	% Mass	% Au Recovery	Tailing Grade (g/t Au)	Calculated Head Grade (g/t Au)
Comp 1 (S)	141	0.110	16.7	1.33	1.59
Comp 2 (S)	119	0.122	26.2	1.01	1.36
Comp 3 (N)	139	0.124	32.9	0.99	1.47
Comp 4 (S)	135	0.119	19.7	1.18	1.47
Comp 5 (S)	157	0.081	15.9	1.42	1.69
North Zone	~100	0.172	40.2	1.03	1.71
South Zone	73	0.120	28.4	1.13	1.57

                                                                                                    BBA assumed a 95% table recovery from the Knelson’s concentrate for the Pre-Feasibility Study.

16.2.3

Flotation Testwork

A locked-cycle flotation test comprising a cleaner and a scavenger step was performed in order to:

➢

Estimate more precisely the overall gold and sulphur recovery of an actual closed flotation circuit for the Joanna project;

➢

Determine the overall flotation weight recovery;

➢

Produce a cleaner flotation concentrate that would be representative of an actual circuit and that would be suitable for a subsequent Albion test program;

➢

Produce a flotation tailing of low enough sulphur and arsenic in order to be considered low risk.

The results are presented in Table 16.5

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Table 16.5: Locked Cycle Test Results

Product	Weight (%)	Assays		% Distribution
		g/t Au	S= (%)	Au
Gravity Concentrate	0.084			25.7
2nd Cleaner Concentrate	5.5	21.5	14.4	91.0	93.8
1st Cleaner Scavenger Tail	9.45	0.19	0.11	1.41	1.19
Rougher Tail	85.1	0.12	< 0.05	7.60	5.02
Final Tail	94.5	0.12	< 0.06	9.02	6.22
Head (calculated)	100.0	1.30	0.85	100.0	100.0

16.2.3.1

Cleaner Impact

The gold overall flotation recovery with a cleaner step is higher than the one in the open circuit (91.0%vs. ≈87%) as the tails from the cleaners are re-circulated in the flotation circuit and cleaned with a scavenger step.

A similar observation can be made for the sulphur from the second cleaner concentrate, which is encouraging since the amount required for the Albion circuit has to be over 11% and the locked cycle test shows a value of 14.4%. Also, this may lead to a lower amount of sulphur reporting to the flotation tails.

Weight recovery is significantly reduced compared to the flotation test employing a rougher circuit (5.5% vs. ≈20.3%). However, the 5.5% weight recovery for the locked cycle test is higher than the previous flotation test performed with a cleaner step in open circuit (≈2.5%). Further optimization tests to reduce the weight recovery and increase sulphur content, while maintaining gold recovery, are required. Discussions between BBA and SGS indicate that the weight recovery could be decreased by optimizing the flotation circuit. For the purpose of this study, a weight recovery of 4.2% was assumed.

16.2.4

Albion and CIL Testwork

This testwork is actually two tests run consecutively. The first test verifies the ability of the Albion Process to oxide the sulphide while the second one uses the neutralized residue from the Albion to test the leaching and recovery of the gold onto activated carbon in a CIL. The combined Albion and CIL results are presented below.

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

The first series of Albion testwork was run on rougher concentrate material giving a gold recovery of about 83%. Two additional tests on cleaner concentrate (higher grade gold and sulphide) gave an average recovery of 92.75%.

Table 16.6: Leaching of Albion Residue Results

Comments	Feed Size P80,	% Solids	Reag. Consumption kg/t of CN Feed		% Au Extraction	CIL Residue	Head (calc),
	µm		NaCN	CaO	24h	g/t Au	g/t Au
Rougher con.	6	20	4,02	22,0	83,0	1,06	5,60
Rougher con.	6	20	3,94	18,4	82,6	1,09	5,88
Cleaner con.	8	20	19,9	59,7	90,7	2,41	30,2
Cleaner con.	8	20	36,5	18,6	94,8	1,79	27,3

Since the lime and cyanide consumptions have not been optimized in the preliminary Albion testwork, Xstrata technology recommends that a lime consumption of 12 kg per tonne of concentrate and a cyanide consumption of 6 kg per tonne of oxidized residue be used in the Pre-Feasibility. These consumption rates are based on Xstrata testwork on similar concentrates. In order to validate reagent consumption in the Albion Process, larger scale tests will be required.

16.2.4.1

Difference between Albion and POX

Based on the test results, the oxygen requirement for the Albion Process would be about 65 kg per tonne of concentrate or 26 tpd oxygen. This is much lower than the oxygen requirement estimated for the POX option in the Preliminary Assessment (PA) (i.e., 190 tpd oxygen). The reason for this is that in the POX process most of the sulphur is oxidized to sulphate. The POX process is also acid generating whereas the Albion acidic leach for the Hosco ore is a net acid consumer and will consume approximately 11 tpd of sulphuric acid.

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16.3

Flowsheet Development and Equipment Description

In the Preliminary Assessment (PA) Study report issued in May 2008 and updated in November 2008, two conceptual flowsheet options were presented. One flowsheet option included pressure oxidation before cyanidation of flotation concentrate while the other consisted of conventional cyanidation of flotation concentrate in a CIP circuit. The Preliminary Assessment (PA) Study was developed considering the base case flowsheet based on conventional cyanidation of flotation concentrate, i.e., no oxidation of the concentrate prior to cyanidation. Capital and Operating costs, to an accuracy of +/-35% were developed only for the base case scenario. In developing the flowsheet options, certain design criteria and assumptions were made that were largely based on previous testwork results available.

With the more recent test results further confirming that conventional cyanide leaching of a flotation concentrate is not an economically viable processing option for the Hosco ore, an evaluation comparing Conventional Pressure Oxidation (POX) and sulfide oxidation at atmospheric pressure (Albion) led to the selection of the Albion Process as the chosen method of oxidation for the Hosco’s ore. A preliminary flowsheet and mass balance were developed for each process, and order of magnitude Capital and Operating costs were also developed based on the most recent test data available.

16.4

Offsite Milling Option Review

As part of the ongoing Pre-Feasibility Study for the Joanna gold project, BBA has evaluated various options for processing, either all the ore or the flotation concentrate at various third party off-site facilities. This exercise was performed on a purely hypothetical basis since no discussions with any of the sites considered were entertained. The objective of this study was to determine if nearby third party facilities would have the processing capacity and/or the tailings disposal facilities that could have a positive impact on the development costs of the Joanna project. The impacts of potential synergies were evaluated on an economic, social, and environmental basis.

The option of processing Joanna flotation concentrate at Casa Berardi was retained for the Pre-Feasibility Study. Transportation costs of the concentrate are in part mitigated by the synergy provided by a corporate tailings management strategy whereby high sulphide and arsenic tailings are disposed of in one common tailings disposal facility at Casa Berardi.

While this is the direction retained for the Pre-Feasibility Study, multiple discussions with the environmental, governmental, and local stakeholders are bringing to the forefront the need to

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further review the onsite option for the Feasibility Study. A more thorough study of local (onsite contaminated tailing) vs. global impacts (transportation risk and impacts) will therefore be addressed during the next stage of the study.

16.5

Grinding, Gravity and Flotation at Joanna

The following flowsheet presents the various processing steps at the Joanna site.

JOANNA PROJECT - GRINDING AND FLOTATION - JOANNA SITE

15.9 oz/h
1
301
SAG mill screen
Hydrocyclones
2
13
4
Gravity screen O/S launder
306
6
9
8
Gravity circuit screens
10
4.5 oz/h
95%
Shaking Tables
12
11
28%
Knelson concentrator
Filter
16
0.2 oz/h
4.2 oz/h
Joanna melt room
Furnace
G
Trash bin
Trash screen
52
53
1.1 oz/h
Tailings thickener
61
To process water tank
11.5 oz/h
Rougher cells - 48 min
Flotation conditionning tank
90%
10.4 oz/h
63
Tailings
1.3 oz/h
Filter-press
56
68
Dewatering thickener
Cleaner
54
66
84%
10.4 oz/h
55
60
90%
Concentrate (for Albion process) loadout bin
64
65
1.7 oz/h
0.2 oz/h
69
To Casa Berardi
10.4 oz/h
Cleaner-Scavenger
Legend:
Au Conc Flow (oz/h)
Au Tails Flow (oz/h)
Au Unit Recovery

Description	Plant Feed	SAG Mill Discharge	Cyclones Feed	Cyclones U/F	Knelson Feed	Gravity Screen O/S	Knelson Conc	Knelson Tails	BM Feed	BM Discharge	Rougher Feed	Rougher Tails	Rougher Conc	Cleaner Tails	Cleaner Conc
Stream	1	2	13	4	8	9	10	11	6	12	52	53	54	60	66
Mass (tph)	386.7	507.7	2509.4	1337.5	696.4	122.2	0.5	872.4	770.7	770.7	1179.1	1019.0	227.0	244.3	79.9
Solids (dtph)	380.8	380.8	1330.0	949.6	417.8	104.5	0.4	417.4	531.8	531.8	380.4	323.6	56.7	57.9	16.0
Liquid (tph)	5.9	126.9	1179.4	387.9	278.6	17.8	0.1	455.0	238.9	238.9	798.7	695.4	170.2	186.4	63.9
% Solids	98.5	75.0	53.0	71.0	60.0	85.5	83.6	47.8	69.0	69.0	32.3	31.8	25.0	23.7	20.0
Nominal (dtph)	354.1	354.1	1236.9	883.1	388.6	97.1	0.4	388.2	494.6	494.6	353.8	301.0	52.8	53.9	14.9
Gold (oz/h)	15.9						4.5				11.5	1.1	10.3	1.9	10.1

Description	Scavenger Conc	Scavenger Tails	Dewat. Thickener U/F	Dewat. Thickener O/F	Water from Filter-Press	Tailings Thickener O/F	Tailings Thickener U/F	Gravity Conc to Barrel	Flot Conc to Casa	SAG Water Addition	BM Water Addition	O/S Launder Water Addition	Filter-Press Wash Water	Overall Gravity Rec	Gold Overall Rec	Gold
Stream	64	65	55	56	68	61	63	16	69	301	306	303	333			G
Mass (tph)	68.6	189.1	25.2	59.1	27.4	548.6	662.5	8.5E-03	17.8	121.0	3.0	46.6	20			
Solids (dtph)	17.1	40.8	16.4	0.0	0.0	0.0	364.4	3.8E-03	16.4	0.0	0.0	0.0	0			
Liquid (tph)	51.4	148.4	8.8	59.1	27.4	548.6	298.1	0.0	1.4	121.0	3.0	46.6	20			
% Solids	25.0	21.6	65.0	0.0	0.0	0.0	55.0	45.0	92.0	0.0	0.0	0	0			
Nominal (dtph)	15.9	37.9	15.2	0.0	0.0	0.0	338.9	0.0	15.2	0.0	0.0	0.0	0.0	0.0	0.0	
Gold (oz/h)	1.7	0.2	10.4				1.3	4.2	10.4					4.2	91.7	4.2

Figure 16.2.: Flowsheet of Joanna’s Installation

16.5.1

Crushing

The crusher was selected and sized to produce a P80 of 110,000 μm based on a daily throughput of 8,500 tonnes of ore, 65% availability and a particle size of F80 ≈ 600,000 μm. The Crusher Work Index (CWi) was assumed based on a similar type of ore. According to BBA calculations, a 43’’ x 55’’, 250 hp, Jaw Crusher will be required.

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.6

Ore Handling and Conveying

Crushed ore will be conveyed into and stored in a 6,500 tonnes gross capacity (3,000 m3) silo. Ore will be transferred from the silo to the SAG mill by means of a conveyor. BBA also analyzed the possibility of using a stockpile covered by a dome structure, but preliminary indications were that such a system would be much more expensive than the proposed silo.

16.7

Grinding

The grinding circuit was sized based on:

➢

A daily throughput of 8,500 tonnes of ore;

➢

An availability of 93%;

➢

BWI obtained from the Bond Ball Mill Grindability test;

➢

A particle reduction from a F80 of 110,000 μm to a P80 of 2,000 μm for the SAG and a F80 of 1,000 μm to a P80 of 135 μm for the Ball mill;

➢

SAG mill specific energy consumption estimated from data obtained from the SMC and Bond Ball Mill Grindability test.

The general specifications for the equipment required are listed in Table 16.7. Aurizon Mines Ltd. has opportunities to secure used equipment for this project. The specifications of the used equipment are compatible with the operating parameters for the Joanna project. For the purpose of this study, it is assumed that Aurizon Mines Ltd. will be acquiring used equipment. Optimization of this equipment for the overall grinding circuit will be done at the next engineering phase.

Table 16.7: Grinding Circuit Equipment

	Number	Size	Installed hp	Drive	Trommel
New SAG Mill	1	8.5 m x 3.7 m (28’ x 12’)	6,000	Variable Speed	Yes
New Ball Mill	1	5.0 m x 9.1 m (16 ½’ x 30’)	5,000	Fixed Speed	Yes

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.8

Cyclones

The hydrocyclones are sized in order to produce a P80 of 135 μm. To ensure an accurate separation, three (3) 660 mm diameter cyclones will be required and two (2) additional ones will be installed for maintenance purposes.

16.8.1

Gravity Circuit

According to the testwork performed by SGS on the Joanna Project, Hosco sector ore, gold is amenable to be recovered by gravity. Three Knelson KC-XD30VG gravity concentrators have been selected. Further work is required to determine the accurate separation as well as the particle size to be sent to the gravity concentrator.

The gravity concentrator will produce an estimated 7.68 tonnes of concentrate per day which will then be cleaned in a cleaning circuit which consists of three shaking tables in order to produce a final gravity concentrate that can be directly melted. Shaking table tailings are sent to the concentrate dewatering thickener for subsequent Albion treatment. The cleaned gravity gold recovered at Joanna will be melted on site.

16.8.1.1

Flotation

The flotation circuit was designed based on testwork performed by SGS. Laboratory tests indicated that with no optimization and a lab retention time of 20 minutes, an Au recovery of over 92% was achievable at a F80 of 135 μm at the roughers. Higher gold recovery can be achieved at finer particle sizes; however, this results in significantly higher grinding capital and operating costs. To achieve the same gold recovery, longer flotation residence times were favored over finer grind. The selected flotation equipment is listed in the following table.

Table 16.8: Flotation Circuit Equipment

	Number	Cell	Flotation Time (minutes)
Rougher	8	130 m3 tank cell	48
Cleaner	1	3.2 m DIA X 13 m H	21
Cleaner-Scavenger	1	2.0 m DIA X 7.6 m H	6

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.9

Thickeners - Joanna Site

Two thickeners will be installed at the Joanna site. These thickeners will be required for dewatering flotation tailings and concentrate. It is to be noted that further testwork is required for final sizing of the thickeners and also to validate flocculant consumption.

16.10

Albion, CIP, Treatment at Casa Berardi

The current design for the Casa Berardi’s portion of the treatment is based upon the assumption that the Casa Berardi mine will be in operation for at least the same time duration as the Joanna project.

JOANNA PROJECT -ALBION CIRCUIT - CASA BERARDI SITE

10.4 oz/h
69
Concentrate from Joanna site
Concentrate receiving silo
Conveyor
Repulping tank
101
IsaMill
105
102
Oxidative leach tanks (5X)
Albion product thickener
Loaded carbon recovery screen
92.8%
Adsorption tanks (6X)
106
Cyanidation tanks (6X)
Neutralisation tanks (3X)
Electrowinning cells
Cyanide destruction
104
Loaded carbon surge bin
Acid wash vessel
Pressure stripping vessel
100%
G
9.6 oz/h
Gold bullion
Furnace
Carbon sizing screen
Carbon regeneration kiln
103
Tails
0.8 oz/h
Legend:
Au Conc Flow (oz/h)
Au Tails Flow (oz/h)
Au Unit Recovery
Gravity Concentrate from Joanna

Description	Plant Feed	Isamill Feed	Oxidative Leach Discharge	Albion Thickener O/F	Cyanidation Feed	From CIP to Refinery	Tails	Gold room
Stream	69	101	102	105	106	104	103	G
Mass (tph)	17.8	36.4	54.6	17.3	41.8	3.E-04	43.8	
Solids (dtph)	16.4	16.4	15.3	0.0	15.3	3.E-04	15.3	
Liquid (tph)	1.4	20.0	39.3	17.3	26.5	0	28.5	
% Solids	92.0	45.0	28.0	0.0	36.6	100.0	34.9	
Nominal (dtph)	15.2	15.2	14.2	0.0	14.2	2.8E-04	14.2	
Gold (oz/h)	10.4	10.4	10.4	10.4	10.4	9.6	0.8	9.6

Figure 16.3. : Flowsheet of Casa Berardi’s Installation

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.10.1

Albion Circuit

Ultra-fine grinding in the Albion circuit is achieved with an IsaMill designed to grind the flotation concentrate to P80 = 9 μm. The IsaMill is sized according to throughput and the average specific energy of the ore (55 kWh/t for this type of ore). Based on laboratory test results, Xstrata recommends a model M3000 IsaMill with installed power of 1,500 kW.

IsaMill ancillary equipment, as well as the IsaMill flowsheet, was proposed by Xstrata. Storage tanks have been designed and sized to provide residence times required for uniform, uninterrupted operations. The ungrounded storage tank capacity is 89 m3 (retention time of 4 hours). The ground storage capacity is 174 m3 (retention time of 8 hours) and will allow feeding of the oxidative leach section during short IsaMill maintenance periods.

The oxidative leach circuit consists of five 426.5 m3 tanks supplying 30 hours retention time. The retention time was determined based on the testwork and experience of Xstrata Technology experts.

The neutralization circuit consists of three 113.5 m3 tanks supplying 10 hours retention time. The retention time was determined based on the experience of Xstrata Technology experts.

16.11

Thickeners – Casa Berardi Site

One new thickener will be installed in the process plant. This thickener will be used to re-circulate the liquor from the last oxidative leach tank to the first at the Casa Berardi site. This is intended so as to decrease reagent consumption as well as increase the percentage solid entering the neutralization tanks. It is to be noted that further testwork is required for final sizing of the thickeners and also to validate flocculant consumption.

16.11.1

Cyanide Leaching and CIP Circuit

The cyanide leaching area of the plant consists of six tanks of the same diameter but of different height to allow the slurry to discharge into subsequent tanks by gravity. The height difference between each of the subsequent tanks is 1 meter. The highest tank is 11.2 meters high while the shortest is 6.2 meters. The cyanidation section provides a retention time which was based on testwork results. The cyanidation feed stream was assumed at 40% solids based on typical Albion Process discharge densities.

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

The CIP adsorption section of the circuit consists of six 36.6 m3 tanks providing 6 hours retention time. The retention time was determined based on literature2, where it is mentioned that adsorption circuit is typically 0.75 h to 1.0 h per stage, usually with 5 to 7 stages. Further testwork has to be performed in order to determine the optimized cyanidation and adsorption retention time for the CIP circuit as well as the feed stream density.

16.11.2

Carbon Stripping and Gold Room

The existing carbon stripping and gold room currently used by the Casa Berardi operation will require some capacity increase, but will also be used to process CIP product from the Hosco material.

16.11.3

Overall Water Balance

The following figure presents the overall water balance based at the Joanna and Casa Berardi sites. The water balance was based on the objective of recycling as much water as possible.

2 Altman, K. A. & McTavish, S. (2002). CIP/CIL/CIC Adsorption Circuit Equipment Selection and Design. Mineral Processing Plant Design, Practice, and Control, Volume 2, 1652-1659.

BBA

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Figure 16.4 : Water Balance for Joanna Site and Casa Berardi Sites

16.11.4

Water Balance at the Joanna Site

Approximately 910 m3/h of process water and 38 m3/h of fresh water are used in the proposed concentrator circuit. The bulk of the fresh water, about 32 m3/h, is used for gland water additions and reagents. It should be noted that the aforementioned water balance does not consider cooling water for heat exchangers nor water requirements outside the main processing plant area.

16.11.5

Water Balance at the Casa Berardi Site

At the Casa Berardi site, it is assumed that process water will be used for the re-pulping of the flotation concentrate and as make up water in the Albion circuit. Fresh water would only be used for gland water and reagent mixing. It is assumed that sufficient fresh and process water is available at the Casa Berardi Site. Total fresh water required is 8 m3/h and process water required is 19 m3/h. It can be noted that the effluent can provide sufficient process water at the off-site facility, if required.

BBA

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.12

Other Oxidation Process Not Retained

A review of other oxidation method was conducted by BBA, and a summary table of the options considered is presented in Table 16.9.

Despite comparable metallurgical results to the Albion Process, the POX (autoclave) option was not retained due to its higher capital cost.

Table 16.9: Alternative Oxidation Process Comparison

Process	Comments	Status
Activox®	Compared to the Albion© process, Activox® requires a higher capital investment. Also, Albion© is simpler to operate and requires less security precautions.	Not retained
Bacterial Leaching	In 1987, Bacterial Leaching of flotation concentrate from the Joanna project was performed by “Centre de Recherches Minerales”. The gold recovery was poor at 40%.	Not retained
Geocoat®

This process is not well suited with Nordic climate as the employed micro organisms are either mesophiles (5 to 65°C) or thermophilics (45-80°C). They may not survive during winter where temperature can average -20°C. In addition, this process involves construction of leach pads, which may lead to issues with environmental permitting.

Not retained
Nitrox

The test carried out by Hydrochem Developments Ltd in 1987 was encouraging leading to an Au recovery higher than 90%. Nevertheless, this process has never been applied in any plant due to its complexity and high cost[1].

Not retained
Roasting On-Site or Off-Site

This process leads to good recovery if the ore is carbonaceous. However, it is not as effective if the ore contains arsenic, as is the case in the Joanna project. In addition, even if the circuit itself is not as expensive as POX, the environmental treatment of the off-gases, especially to convert the SO2 to H2SO4, is costly.

Not retained

1 Marsden, J.O., House, C.I., The Chemistry of Gold Extraction, SME 2006.

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

16.13

Process Design Criteria for the Processing Plant Based on Albion Technology

The basic process design criteria for this Pre-Feasibility Study are the following:

➢

The nominal capacity of the plant is 8,500 tpd of dry, run-of-mine ore;

➢

This study is based on average ore head grade gold and sulphur content of 1.3 g/t Au and 1.3%, respectively;

➢

The Crusher Work Index (CWi) is assumed to be 10.5 kWh/t. This value will need to be confirmed with testwork prior to the Feasibility Study;

➢

The Ball mill Bond Work Index (BWi) is 12.5 kWh/t and the SAG mill specific energy requirement is 10.6 kWh/t. The BWi is based on recent testwork results while the SAG mill specific energy requirement has been calculated using data obtained from Bond Ball Mill Work Index and SMC tests;

➢

Dimensioning and capacities of equipment were based on the plant operating 365 days a year with 93% equipment utilization;

➢

The SAG mill and the Ball mill were not sized based on requirements. Rather, used equipment with specifications close to the required specifications was deemed available and plant design was based on incorporating this equipment;

➢

Based on recent testwork, the flowsheet developed in this study is based on a 28% gold recovery in the gravity concentrate, with a weight recovery of 0.1%;

➢

BBA assumed that 95% of the gold in the gravity concentrate will be recovered by shaking tables and sent directly to the gold room melting furnace. The unrecovered weight fraction from the shaking tables reports to the flotation concentrate thickener;

➢

The latest locked cycle flotation test results indicate a weight recovery for flotation of 5.5% and the final flotation tailings gold content is a constant 0.11 g/t Au. Discussions with SGS indicate that the weight recovery could be decreased by optimizing the flotation circuit. For the purpose of this study, a weight recovery of 4.2% was assumed;

➢

Based on the latest testwork, BBA assumed a gold recovery in the pregnant solution after Albion treatment of 92.5%. This assumption was based on preliminary testwork results using the acidic version of the Albion Process;

➢

Based on the aforementioned design criteria, the estimated overall gold recovery is 86.8% with the Albion Process.

The average head grade for this Pre-Feasibility Study depends on the mine block model and resulting financial analysis. The gold recovery in turn is influenced by the average head grade. A relationship between overall gold and head grade was estimated based on the design criteria described and is presented in Figure 16.5.

BBA

December 2009

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

The key source data are as follows:

➢

    A - Client

➢

    B - Design

➢

    C - Testwork

➢

    D - Calculations

➢

    E - Mass and Water Balances

➢

    F - Suppliers

➢

    G - Literature

➢

    H - In-House Data

➢

    I - BBA Assumptions

➢

    J - Available Used Equipment Specifications.

BBA

December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Overall Recovery Based on Head Grade
y = -3.4064x2 + 15.098x +72.852
R2 = 0.9986
Overall Recovery (%)
90.00
89.00
88.00
87.00
86.00
85.00
84.00
1
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
2
Head Grade Au (g/t)

Figure 16.5 : Overall Estimated Recovery Based on Head Grade and Assumptions

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

17

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource estimates included in this report represent a resource estimate updated in November 2009 from the last estimation of Joanna resources which was completed at the beginning of 2009. Complete results are reported in SGS Geostat report titled “Mineral Resource Estimation Joanna gold deposit”, dated November 2009.

For Hosco, the new resource model incorporates the following:

➢

The latest drill hole information on the property completed in 2009;

➢

New assay intervals;

➢

The bedrock surface updated by the overburden depth recorded;

➢

New mineralized envelope;

➢

Block solid size of 8 m (E-W) x 5 m (N-S) x 8 m (Z).

The new updated resources on the Joanna project are:

Table 17.1: Updated NI 43-101 Compliant Resources (Cut-Off Grade of 0.5 g/t Au)

Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	19,500,000	1.4	859,000
Indicated	Hosco Heva	10,500,000 4,400,000	1.3 1.9	427,000 270,000
Total M+I		34,500,000	1.4	1,556,000
Inferred	Hosco Heva	20,800,000 9,000,000	1.2 1.8	796,000 511,000
	Alexandria	1,100,000	1.2	42,000
		30,900,000	1.4	1,350,000

Notes:

CIM definitions were followed for mineral resources.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

17.1

Previous Work

The first resource estimate was done in 2007 by Aurizon Mines Ltd. with the historical assays from surface and underground holes.

In September 2007, a new resource estimate was performed with the new and previous holes from surface and underground, and also with the underground channel.

An estimation of Joanna resources was completed at the beginning of 2009 with results reported in the SGS Geostat Report dated April 07, 2009.

The last estimation of Joanna resources was completed at the same time as this Pre-Feasibility Study. Resources were estimated in three separate sectors along the E-W strike of the property, i.e., to the west, the Heva sector, from 4200E to 7000E, and to the east, the Hosco sector, from 7000E to 9500E and the Alexandria block.

17.2

Sensitivity Analysis of Previous Resource Models

At the request of Aurizon Mines Ltd., Geostat has submitted the previous (April 2009) resource models for Heva and Hosco sectors (with 5 x2 x5 m blocks) to some sensitivity analysis, i.e., Geostat recalculated the models after changing some parameters in the procedure used to derive them, and then compared the resources in the new models to those in the April 2009 report.

17.2.1

Sensitivity to Grade Interpolation Method

Geostat has re-interpolated the average grade of the same 5 x 2 x 5 m blocks from the same 2 m composites, but this time using a simple inverse distance interpolation method instead of ordinary kriging. Search strategy keeps the same, i.e., in each sector, blocks are interpolated in three successive runs with a relaxation of search conditions from one run to the next until all blocks are interpolated. Resources (at the 0.5 g/t Au cut-off) from the two block grade interpolation methods are compared in Table 17.2. Tonnage, grade and metal differences in each category generally do not exceed 1% except for grade and metal of measured resources of Hosco which are about 4% higher with inverse distance than kriging. This difference can be explained by the known positive bias of inverse distance estimates in blocks surrounding zones with a high sampling density in high grade (in this case, the old mining levels with channel samples). Kriging with its declustering properties does not have this problem.

BBA

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Table 17.2.: Comparison of Resource Estimates (0.5 g/t cut-off)

with Kriging and Inverse Distance

Method	Sector	Category	Tonnage	Grade	Metal
			(t)	(g/t Au)	(oz Au)
OK	Hosco	Measured	18,530,000	1.4	827,000
ID1	Hosco	Measured	18,560,000	1.4	859,000
	Hosco	Measured	0.2%	3.8%	3.9%
OK	Hosco	Indicated	11,080,000	1.3	446,000
ID1	Hosco	Indicated	11,120,000	1.3	447,000
	Hosco	Indicated	0.4%	0.0%	0.2%
OK	Hosco	Inferred	19,790,000	1.2	774,000
ID1	Hosco	Inferred	19,760,000	1.2	776,000
	Hosco	Inferred	-0.2%	0.3%	0.3%
OK	Heva	Indicated	4,210,000	1.9	258,000
ID1	Heva	Indicated	4,190,000	1.9	254,000
	Heva	Indicated	-0.5%	-1.0%	-1.6%
OK	Heva	Inferred	8,590,000	1.8	488,000
ID1	Heva	Inferred	8,560,000	1.8	484,000
	Heva	Inferred	-0.3%	-0.6%	-0.8%

17.2.2

Sensitivity to Block Size

In that case, Geostat kept ordinary kriging as the block grade interpolation method, but increased the block size from 5 x 2 x 5 m to 8 x 5 x 5 m, in line with the mine block model. In other words, Geostat reduced the number of blocks by a factor of 4. Search strategy stays the same. Resources (at the 0.5 g/t Au cut-off) from the two block grade interpolation methods are compared in Table 17.3. Tonnage, grade and metal differences in each category do not exceed 1%. Actually, this non-sensitivity of resource estimates above cut-off to block size illustrates the inability of all direct block grade interpolation methods (including ordinary kriging and inverse distance) to fully take into account the actual size of the blocks being interpolated. As the block size increases, more smoothing should be seen in the distribution of block grade grades, i.e., a higher tonnage and a lower grade above cut-off. The problem with those methods, particularly with small blocks like the 5 x 2 x 5 m, is that the smoothing of block estimates corresponds to an actual block size which is much bigger than that of the blocks being estimated. As a general rule, this extra smoothing is taken as part of (if not all) mining dilution.

BBA

December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Table 17.3: Comparison of Resource Estimates (0.5 g/t Au cut-off)

with 5x2x5 m and 8x5x5 m Blocks

Blocks	Sector	Category	Tonnage	Grade	Metal
			(t)	(g/t Au)	(oz Au)
5x2x5m	Hosco	Measured	18,530,000	1.4	827,000
8x5x5m	Hosco	Measured	18,550,000	1.4	828,000
	Hosco	Measured	0.1%	0.1%	0.1%
5x2x5m	Hosco	Indicated	11,080,000	1.3	446,000
8x5x5m	Hosco	Indicated	11,130,000	1.2	446,000
	Hosco	Indicated	0.5%	-0.3%	0.0%
5x2x5m	Hosco	Inferred	19,790,000	1.2	774,000
8x5x5m	Hosco	Inferred	19,670,000	1.2	770,000
	Hosco	Inferred	-0.6%	0.0%	-0.5%
5x2x5m	Heva	Indicated	4,210,000	1.9	258,000
8x5x5m	Heva	Indicated	4,200,000	1.9	258,000
	Heva	Indicated	-0.2%	0.0%	0.0%
5x2x5m	Heva	Inferred	8,590,000	1.8	488,000
8x5x5m	Heva	Inferred	8,660,000	1.8	493,000
	Heva	Inferred	0.8%	0.0%	1.0%

17.3

Update Hosco Resource Estimate

For the purpose of this study, only the Hosco sector is described. As stated above, the starting point for this work is the previous resources estimation realized by Geostat in early 2009. In that study, we had used 5 m (EW) x 2 m (N-S) x 5 m (Z) blocks. To build a resource calculation in agreement with the mine plan, the block model was modified and later changed to the current 8 m (EW) x 5 m (N-S) x 8 m (Z) configuration.

The mineralized limits are interpreted on drill sections and connected between sections to define mineralized solids. Those solids are filled with small blocks 8 m (EW) x 5 m (N-S) x 8 m (Z) and the average gold grade of each block is interpolated from the cut grade of 2 m composites surrounding the block and inside the same solid. Those composites are derived from original assay interval data within interpreted mineralized intercepts in drill holes and historical channel samples from the old Hosco mines.

BBA

December 2009

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Blocks with their estimated gold grades are classified into the measured, indicated and inferred categories first by a purely automatic method based on a minimum number of surrounding composites within a search ellipsoid of given size around each block. This first classification is then edited manually with a definition of new solids for all blocks in the same category. Final resources are made of all blocks in the same category and with an interpolated grade above a given cut-off (generally 0.5 g/t Au, but which can also increase with depth).

17.3.1

Updated Drill Hole Data File

The new Hosco resource model incorporates the latest drill hole information on the property i.e. the four holes JA-09-467 (708m and 243 1.5m assay intervals on section 8400E), JA-09-472 (1107m and 404 1.5m assay intervals on section 8000E), JA-09-473 (878m and 439 1.5m assay intervals on section 8100E) and JA-09-474 (1107m and 365 1.5m assay intervals on sections 7870E). Those holes are deep holes testing a possible extension of the mineralized zones at depth.

There are also 27 new assay intervals in the same 355 JA-08 holes as before, hence the new total of holes and channels is 3890+4=3894 totaling 148,833m and with 76,890 assay intervals totaling 106,030m and averaging 0.52 g/t Au.

17.3.2

Updated Mineralization Limits

The bedrock surface is updated by the overburden depth recorded in the four new JA-09 holes i.e. 3 m in JA-09-467, 14.5m in JA-09-472, 8.6m in JA-09-473 and 10.9m in JA-09-474.  Since all those deep holes are collared much to the north, their recorded overburden thickness does not influence much the amount of overburden in the open-pit area more to the south.

The new mineralized envelope incorporates lower grade than before since it uses a grade cut-off of 0.2 g/t Au (over 2-3m) instead of 0.5 g/t Au. As illustrated on the cross-sections of Figure 17.1, the lower cut-off has basically two effects on the geometry of interpreted mineralized zones: (1) to merge zones at the higher cut-off: this is particularly true with the S2 zone which tended to be separated into two shoots (S2A and S2B) on the east side of the property and which is now a single massive unit. (2) to add new satellite zones with low grade material.

With the same 2.66 t/m3 fixed density as before, the total tonnage of mineralized material in the new low grade mineralized envelope is 99.42 Mt, i.e., about twice the total tonnage of mineralized material in the old (0.5 g/t Au) mineralized envelope (50.01 Mt).

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Figure 17.1 : Interpreted Mineralized Limits (0.2 g/t Au cut-off) in the Central Part (8200E-9300E) of Hosco Sector

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17.3.3

Updated Mineralized Intercepts

Updated mineralized intercepts correspond to the intersections of holes and channels with the new low grade mineralized envelope. In most cases, they are defined by adding new low grade intercepts above and/or below existing intercepts at the 0.5 g/t Au cut-off. For example, hole JA-08-391 right in the middle of section 8700E had before three intercepts: from 106.5 m to 117 m with zone N2, then from 168 m to 180 m with zone S2A and finally from 208.5 m to 228 m with zone S2B. With the new envelope, it has just 2 intercepts from 99 m to 123 m with an expanded zone N2 and from 166.5 m to 231 m with an expanded zone S2 (with S2A and S2B merged). Hence the transition from the old intercepts at 0.5 g/t Au cut-off (“Old” in Table 17.4 to the new intercepts at 0.2 g/t Au cut-off (“New” in Table 17.4) consists in adding (“Plus” in Table 17.4) 5 low grade intercepts i.e. from 99m to 106.5m, from 11 m to 117 m, from 166.5 m to 168 m, from 180 m and 208.5 m (between S2A et S2B) and finally from 228 m to 231 m.

Table 17.4 lists the characteristics (length + grade) of the “Old”, “Plus” and “New” mineralized intercepts. As a general rule, the “Plus” material averages about 0.25 g/t Au hence diluting the average uncut grade of the “Old” mineralized material from about 1.6 g/t Au to about 1.1 g/t Au.

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Table 17.4: Old, Added and New Mineralized Intercepts in the Hosco Sector

Type	Old/New	Nb Intercepts	Cum. length Intercepts (m)	Nb. assays	Cum. Length assays (m)	%Assay	Mean g/tAu uncut	Mean. g/tAu Uncut diluted
1W to 26W	Old	22	252	196	233	92.5%	1.31	1.21
1W to 26W	Plus	20	141	81	98	69.5%	0.47	0.32
1W to 26W	New	20	338	267	320	94.7%	1.06	0.88
184E1 to 290E2	Old	18	322	258	311	96.60%	1.35	1.30
184E1 to 290E2	Plus	24	127	68	80	63.0%	0.33	0.21
184E1 to 290E2	New	14	449	326	391	87.1%	1.14	1.00
79-1 to 80-56	Old	20	366	250	360	98.60%	1.16	1.14
79-1 to 80-56	Plus	19	217	137	202	93.1%	0.22	0.20
79-1 to 80-56	New	14	566	376	546	96.5%	0.83	0.80
8310-1 to 9310-2	Old	24	360	366	343	95.40%	1.39	1.33
8310-1 to 9310-2	Plus	22	169	152	152	89.9%	0.19	0.17
8310-1 to 9310-2	New	21	528	517	494	93.6%	1.02	0.96
C1960-1 to C2540-2	Old	77	1308	1455	1300	99.40%	1.42	1.41
C1960-1 to C2540-2	Plus	82	751	713	748	99.6%	0.28	0.28
C1960-1 to C2540-2	New	48	2059	2164	2044	99.3%	1.00	1.00
C86-1 to C86-15	Old	30	507	532	505	99.40%	1.53	1.52
C86-1 to C86-15	Plus	35	324	310	310	95.7%	0.21	0.20
C86-1 to C86-15	New	16	838	842	838	100.0%	1.03	1.00
DR4921-01 to DR4955-185	Old	362	874	880	870	99.60%	2.37	2.36
DR4921-01 to DR4955-185	Plus	88	113	113	113	100.0%	0.34	0.34
DR4921-01 to DR4955-185	New	448	997	1004	994	99.7%	2.11	2.11
HC-1 to HC-17	Old	16	213	175	213	100.00%	1.81	1.81
HC-1 to HC-17	Plus	16	202	93	117	57.9%	0.47	0.27
HC-1 to HC-17	New	14	441	273	338	76.6%	1.32	1.01
HOSCO-1W2 to 11W2	Old	21	316	272	314	99.10%	1.42	1.41
HOSCO-1W2 to 11W2	Plus	30	261	165	222	85.1%	0.27	0.23
HOSCO-1W2 to 11W2	New	15	578	437	536	92.7%	0.94	0.87
ST-2M11 to ST-BZ-4	Old	116	2157	1512	1530	70.90%	2.49	1.77
ST-2M11 to ST-BZ-4	Plus	63	801	253	248	31.0%	2.20	0.68
ST-2M11 to ST-BZ-4	New	119	2958	1759	1773	59.9%	2.45	1.49
R2-31001B to R3-32322M	Old	2537	4989.9	5069	4904.5	98.30%	2.87	2.82
R2-31001B to R3-32322M	Plus	132	274	275	285	100.0%	0.31	0.23
R2-31001B to R3-32322M	New	2658	5256	5324	5160	98.2%	2.73	2.67

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JA-07	Old	207	2875	2359	2875	100.00%	1.31	1.31
JA-07	Plus	226	2055	1726	2055	100.0%	0.20	0.20
JA-07	New	128	4893	4010	4893	100.0%	0.86	0.86
JA-08	Old	1101	13087	8955	13087	100.00%	1.29	1.29
JA-08	Plus	1225	11348	7715	11348	100.0%	0.22	0.22
JA-08	New	761	24197	16215	24197	100.0%	0.81	0.81
JA-09	New	18	501	371	501	100.0%	0.64	0.64
All	New	4551	27629	22279	26847	97.20%	1.70	1.65
All	Plus	2001	17284	12173	16676	96.5%	0.27	0.26
All	New	4294	44645	33886	43029	96.4%	1.17	1.13

Note: For each type of drill hole or channel sample, the table gives the number of mineralized intercepts and their cumulated length in meters. It also gives the number of assay intervals within the limits of mineralized intercepts and their cumulated length too (from those two numbers, one can easily deduce that assay intervals are generally 1m long in old holes and channels and 1.5 m long in new JA-07+08+ holes). The ratio of the two cumulated lengths is the % Assay i.e. lengthwise the percentage of intercept material with a measured gold grade. Last column is for average gold grade of assay intervals, uncut. Normally, for length of intercepts and number + length of assays, “New”=”Old”+”Plus”. In the few cases where we do not have that relationship, it is because a “New” intercept does not cover completely the corresponding “Old” intercept.

17.3.4

Updated Mineralized Composites

Like before, assay intervals within the “New” mineralized intercepts need to be composited and capped before being used in block grade interpolation. The first reason for that compositing is to standardize the assay interval length, given that in old drill holes and channels, we tend to have high assays in rather short intervals (best example is the maximum grade of 1,006 g/t Au over a 18 cm interval) while the length of assay intervals in new JA-08+09 holes is mostly 1.5 m.

In the previous study, the selected composite length of 2 m was related to the N-S horizontal thickness of blocks to be interpolated with the argument that the grade of 2 m long composites better reflects the grade dilution of 2 m thick blocks. Since the new model is to use 5 m thick blocks, then, based on the same grade dilution argument, we should be using 5 m long composites. The difficulty here is that most old channels are less than 2 m long hence having true 5 m composites in drill holes and shorter 2 m composites in those old channels would introduce a bias in the block grade interpolation. Because of that difficulty, we keep using 2 m composites to estimate 5 m thick blocks in the new mineralized envelope.

Compositing is done down hole from the start of mineralized intercepts. Like before, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 1m length.  A total of 22,479 valid 2 m composites are defined in

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this manner i.e. about 50% more than the 14,051 that we had before in the “Old” mineralized envelope.

Figure 17.2 shows the histogram and cumulative frequency plot of the calculated grade of those 2 m composites. As expected, we see lower grade composites than before. We keep the 15 g/t Au cap limit of the previous resource study and in that case, it does correspond to a part of the experimental curve where the slope is gradually increasing. With the 15 g/t Au cap limit, gold loss is 5.7% (compared to 6.2% before).

Statistics of composite grades are in Table 17.5.

Table 17.5 : Statistics of Composite Grades in the Hosco Sector

Composites	February 2009	June 2009
Length (m)	2 m	2m
Number	14,051	22,479
Percent zero grade	2.4%	4.1%
Percent >=0.5g/t	80.1%	54.1%
Percent >=1.0g/t	53.2%	33.4%
Percent >=2.0g/t	23.3%	14.5%
Percent >=5.0g/t	3.4%	2.2%
Percent >=10.0g/t	0.9%	0.5%
Maximum (g/t Au)	160.7	160.7
High cap (g/tAu)	15	15
Number capped	64	60
Mean uncapped (g/t Au)	1.63	1.11
Mean capped (g/t Au)	1.54	1.05

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Joanna June 2009 - Hosco sector - 2m composites
Relative Freq
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Au
0.010
0.026
0.070
0.186
0.492
1.304
3.454
9.148
24.230
64.181
170.000

Joanna June 2009 - Hosco sector - 2m composites
15 g/t
100
10
1
Cumulative Freq [%]
50
70
80
90
95
98
99
99.8
99.99

Figure 17.2 Histograms of the Uncut Grade of 2 m Composites in Hosco Sector

Note: Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 15 g/t Au corresponds to a part of the experimental curve where the slope is gradually increasing.

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17.3.5

Updated Variograms Of Composites

Like before overall correlograms (i.e. all zones together) have been computed for the cut grade of 2 m composites. They are computed in all directions together (average variogram with lag of 2 m) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45o to south with lag of 2 m) (2) the average horizontal strike (azimuth N80o with 5 m lags) (3) the average dip (dip of 50o to N350o with 5 m lags) (4) the horizontal NS (azimuth N0o with lags of 5 m).

Experimental curves and fitted models are shown on Figure 17.3. As expected, they look very much like those of the previous study from composites in the 0.5g/t Au mineralized envelope. However, we can notice two differences : (1) relative nugget effect is less than before (from 30% to 15%) something which can be explained by the higher overall composite grade variability as a result of the introduction of low grade (2) continuity along dip is about the same as along strike (it was slightly better in the old mineralized envelope).

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Joanna June 2009 - Hosco sector - Capped 2m composites

γABS,Au
SILL
Distance
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au   Date : 23-07-2009

Variogram : Absolute   File : ncmp2c

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.1500) + E(0.5000, 3.0/2.0/1.5, 352.5/-55.0/0.0) + E(0.3500, 20.0/20.0/4.0, 352.5/-55.0/0.0)

Figure 17.3 : Correlograms of Cut Grades of 2 m Composites

Note: Graphs shown are actually 1-correlogram so as to look like variograms. Number of pairs for each variogram point is also given (for DH, strike and dip variograms). Equation of the proposed model is at the bottom with exponential component functions instead of spherical ones.

17.3.6

Updated Block Grade Interpolation

The interpolation of the grade of the 59,482 blocks 8x5x8 m within the previous mineralized envelope at the 0.5 g/t Au cut-off is done in exactly the same manner as before i.e. by ordinary kriging from the capped grade of 14, 051 2 m composites within the same envelope and in three successive runs with a relaxation of search conditions from one run to the next until all blocks are interpolated.

In the first interpolation run, the search ellipsoid has a long radius of 50 m along horizontal strike (N82.5o azimuth dip of 55o to N352.5o), an intermediate radius of 40 m along dip (dip of 55o to N352.5o) and a short radius of 10 m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the correlogram. For a block to be interpolated in

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that first run, we need at least 7 2 m composites in at least 3 different holes or channel samples, with a maximum of 3 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 30 closest to the block.

In the second interpolation run, the search ellipsoid keeps the same orientation but its size is increased from 50 x40 x10 m to 100 x100 x30 m (hence a slight reduction of the anisotropy). Minimum number of composites is reduced from 7 to 5 in at least two different holes or channel samples (maximum number of composites in the same hole or channel stays at 3) and absolute maximum number of composites retained in the search ellipsoid is increased from 30 to 40.

All remaining blocks can be interpolated in a third and last run with a search ellipsoid of 200x200x100 m size and same orientation as before, a minimum of 1 composite, a maximum of 3 composites in the same hole or channel and an absolute maximum of 50 composites.

Next we interpolate the grade of the 61,766 blocks 8x5x8 m between the previous mineralized envelope at the 0.5 g/t Au cut-off and the new mineralized envelope at the 0.2 g/t Au cut-off. This interpolation is done from the grade of 8848 2m composites in the mineralized intercepts between the two envelopes (the “Plus” intercepts of Table 17.4). The grade of those composites ranges from 0 to 15 g/t Au (the cap limit) with a low average of 0.25 g/t Au. We have not re-calculated variograms of those low grade composites since their spatial delineation is rather artificial (between two mineralized envelopes) hence the kriging of the grade of the marginal blocks from the marginal composites is done with the same variograms as before and the same three interpolation runs.

Views of block grade estimates for the final 59,482 + 61,766 =121,248 blocks 8x5x8 m on selected benches are in Figure 17.4.

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Figure 17.4 Interpolated Block Au Grade on Selected Benches of the Hosco Sector (final with 8x5x8 m blocks)

Note: Only blocks in the center part (8200E-9300E) are shown. Updated limits of measured (red line) and indicated (blue line) resources are shown.

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17.3.7

Updated Block Classification

Interpolated blocks are classified into measured, indicated and inferred categories. At first, blocks are classified in a purely automatic manner with a minimum number of composites in a minimum number of holes within a search ellipsoid of a given size and orientation around each block. In Hosco, the ellipsoid for measured resources is 30 m (strike) x 30 m (dip) x 5 m with at least 7 composites in at least 4 different holes or channels and that for indicated resources is 50 m (strike) x 50 m (dip) x 10 m with at least seven (7) composites in at least 3 different holes.

As usual, this first automatic classification, although rightly concentrating the best resources in the most densely drilled areas,  has its drawbacks in the form of  “Swiss cheese” or “spotted dog” patterns with patches of measured alternating with patches of indicated or inferred. A second approach based on delineating zones with intercepts at a minimum 25m spacing (measured) or 40 m spacing (indicated) on the long section gives smoother outlines for solids of measured and indicated resources.

Resources above the usual cut-offs (0.5, 1.0 and 1.5 g/t Au) applied to new block estimates are on Table 17.6. The same table shows percent difference with previous estimates. At the low 0.5 g/t Au cut-off, we can see some severe dilution of M+I resources with the new envelope with a 25% tonnage increase and a 21% grade decrease while gold metal is virtually the same (the 8% increase of measured metal together with the 16% decrease of the indicated metal relates to the editing of the measured resource limits within relatively unchanged indicated resource limits). New deep mineralized intercepts in the 4 JA-09 holes is partly responsible of the 20% increase of inferred metal. With higher cut-off grades, average grades above cut-off are about the same as before but tonnage (hence metal) above cut-off is much less than before.

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Cut-off	Category	Tonnes	Grade	Metal	Tonnes	Grade	Metal
(g/t)		(t)	(g/t)	(oz)	%diff	%diff	%diff
0.5	Measured	19,530,000	1.4	859,000	5.4%	-1.3%	3.9%
0.5	Indicated	10,550,000	1.3	427,000	-4.7%	0.7%	-4.1%
0.5	M+I	30,080,000	1.3	1,286,000	1.6%	-0.5%	1.1%
0.5	Inferred	20,810,000	1.2	796,000	5.3%	-2.3%	2.9%
1	Measured	14,100,000	1.6	714,000	4.6%	-1.5%	3.3%
1	Indicated	6,700,000	1.5	327,000	-2.9%	0.2%	-2.9%
1	M+I	20,800,000	1.6	1,041,000	2.1%	-0.5%	1.3%
1	Inferred	12,850,000	1.4	593,000	1.9%	-1.0%	1.1%
1.5	Measured	5,890,000	2.1	389,000	2.3%	-1.4%	1.2%
1.5	Indicated	2,430,000	2.1	160,000	-0.1%	-0.8%	-1.1%
1.5	M+I	8,320,000	2.1	549,000	1.6%	-1.2%	0.5%
1.5	Inferred	4,010,000	1.9	250,000	1.5%	-1.1%	0.4%

Table 17.6: Hosco Resources from Updated Model and Comparison with Resources from Previous Model

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17.4

Summary of Updated Resources in All Sectors

The next table presents the updated resources of all Joanna sectors after (i) correction of density in Heva (ii) integration of four JA-09 holes, change of block size and addition of low-grade material in Hosco (iii) addition of new inferred resources in Alexandria.

More details on the updated resources of the Heva sector and the new resources of the Alexandria sector can be found in the Geostat report of November 2009.

Table 17.7: Estimated Joanna Resources as of 31-07-2009

Cut-off	Sector	Category	Tonnes	Grade	Metal
(g/t)			(t)	(g/t)	(oz)
0.5	Hosco	Measured	19,530,000	1.4	859,000
0.5	Hosco	Indicated	10,550,000	1.3	427,000
0.5	Hosco	M+I	30,080,000	1.3	1,286,000
0.5	Hosco	Inferred	20,810,000	1.2	796,000
0.5	Heva	Indicated	4,410,000	1.9	270,000
0.5	Heva	Inferred	9,000,000	1.8	511,000
0.5	Alexandria	Inferred	1,080,000	1.2	42,000
0.5	All	Measured	19,530,000	1.4	859,000
0.5	All	Indicated	14,960,000	1.4	697,000
0.5	All	M+I	34,490,000	1.4	1,556,000
0.5	All	Inferred	30,890,000	1.4	1,350,000
1	Hosco	Measured	14,100,000	1.6	714,000
1	Hosco	Indicated	6,700,000	1.5	327,000
1	Hosco	M+I	20,800,000	1.6	1,041,000
1	Hosco	Inferred	12,850,000	1.4	593,000
1	Heva	Indicated	3,850,000	2.1	255,000
1	Heva	Inferred	8,150,000	1.9	489,000
1	Alexandria	Inferred	590,000	1.5	29,000
1	All	Measured	14,100,000	1.6	714,000
1	All	Indicated	10,550,000	1.7	582,000
1	All	M+I	24,650,000	1.6	1,296,000
1	All	Inferred	21,600,000	1.6	1,111,000
1.5	Hosco	Measured	5,890,000	2.1	389,000
1.5	Hosco	Indicated	2,430,000	2.1	160,000
1.5	Hosco	M+I	8,320,000	2.1	549,000
1.5	Hosco	Inferred	4,010,000	1.9	250,000
1.5	Heva	Indicated	2,590,000	2.5	205,000
1.5	Heva	Inferred	5,660,000	2.1	386,000
1.5	Alexandria	Inferred	190,000	2.3	14,000
1.5	All	Measured	5,890,000	2.1	389,000
1.5	All	Indicated	5,020,000	2.3	364,000
1.5	All	M+I	10,910,000	2.1	754,000
1.5	All	Inferred	9,870,000	2.0	650,000

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17.5

Mineral Reserve Estimate

The reserves for the detailed pit design have been calculated in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM Standards on Mineral Resources and Reserves) in August, 2000. The mineral reserves (with dilution and ore loss) contained within the final pit design amount to 23.6 Mt of ore at an average grade of 1.31 g/t Au using a cut-off grade of 0.5 g/t Au, for a total of 996 koz of in-situ gold and 864 koz recovered gold. Total waste including inferred material, overburden, low grade material and waste rock is 90.3 Mt for a stripping ratio of 3.82. The detailed mineral reserve estimate is shown in Table 17.8.

Table 17.8: Mineral Reserve Estimate (Cut-off 0.5 g/t Au)

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

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18

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

18.1

Geotechnical and Geomechanical Studies

18.1.1

General Description

Aurizon Mines Ltd. mandated Golder Associates to assist with the pit slope design component of the Pre-Feasibility Study. The objectives of the study were to model and predict the following, using data provided by Aurizon Mines Ltd.

➢

Soil and rock characterization;

➢

Overburden slope configurations;

➢

Rock slope configurations;

➢

Recommendations concerning slope stability.

18.1.1.1

Soil Characterization

Golder carried out its geotechnical site investigation from October 14 to November 18, 2008 and it consisted of: (i) drilling of five inclined geotechnical holes with core orientation and packer testing, (ii) collection of rock samples for laboratory testing, and (iii) installation of three vibrating wire piezometers.

18.1.1.2

Overburden Characterization

An interpolated overburden thickness was prepared which indicated that the thickness varies from 4 to 7 m in the southern (Footwall) portion of the planned pit area, and is approximately 15 m thick in the northern (Hanging Wall) portion of the pit. The overburden consists of peat overlaying a thin layer of firm grey silt with traces of clay and sand. Underlying this layer of silt, there are predominantly varved deposits comprised of very soft to soft clayey silts. Below the varved deposits, the overburden sediments consist of compact grey silt with traces of fine sand and clay overlaying a compact mixture of coarse sand with traces of silt and gravel-size particles.

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18.1.1.3

Overburden Sensitivity

Although no in-situ undrained shear strength testing was performed in a 2007 field investigation (Géolab, 2007), these varved deposits have been interpreted as having high sensitivity due to their low plasticity, soft consistency and liquidity index values of greater than 1.0. This means that these soft clayey silts have the potential to flow during excavation.

Based on the observations from four Casagrande-type piezometers (installed in 2007), the sand layer below the varved deposit will be saturated and under groundwater pressure, which has the potential to impact the stability of the overburden slope during excavation. Installation of a dewatering system and/or other forms of controls (such as installing a waste rock berm at the toe) will be required before and during the slope excavations.

18.1.1.4

Contact between Overburden and Rock

The contact between the bedrock and overburden is sharp, with the bedrock along the contact showing a slight weathering profile consistent with increased fracturing and slightly weaker material. The rock within the top 10 m to 20 m of bedrock shows fair rock mass quality and has been classified as Slightly Weathered Zone.

18.1.1.5

Main Geological Features

The main geological feature that will be seen along the pit walls is the Cadillac Fault, which strikes east-west and dips northward (i.e., strike/dip = 260°/55°-63°) and is characterized by hydrothermal alteration by chlorite. There are also some N-S to NE-SW diabase dykes and the Minor Fault located to the north of the Cadillac Fault.

18.1.2

Geotechnical Study

18.1.2.1

Overburden Slope Configuration

The pit slope recommendations for the overburden are:

➢

Maximum slope height of 15 m;

➢

Vertical bench separation is 3 m to 4 m;

➢

Bench face (or batter) angles of 22° (1V:2.5H) and 27° (1V:2H) for the peat and lower layers of silt and sands, respectively;

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➢

Bench face angles of 19° (1V:3H) should generally be suitable within the varved deposits when the thickness is ≤ 6 m. For a thickness of between 6 m and 10 m, the bench face angles should be flattened to 14° (1V:4H). Slopes in varved deposits greater than 10 m thick should be further analyzed with proper soil information.

The excavability, workability and trafficability of the overburden during the pit development and the stability of the overburden slopes are strongly dependent upon the location of the phreatic surface/groundwater level in each of the main soil units.

Adequate drainage of overburden slopes, both during and after excavation, is necessary to minimize pore pressures in the slope face and maintain slope stability.

FINAL

1V:2.5H
2 m
1 m
6 m
3 m
22.0°
6 m
Bedrock
Footwall Slope
Legend
Peat (c' = 0kPa and ϕ' = 15°)
Firm Grey Silt (c' = 8kPa and ϕ' = 30°)
Clayey Silt (Varved deposit, c' = 8kPa ϕ' = 28°)
Silt (c' = 0kPa and ϕ' = 33°)
Coarse Sand (c' = 0kPa and ϕ' = 34°)
Bedrock
1V:2.5H
2 m
1 m
1 m
21.8°
1V:3H
3 m
15 m
2 m
18.4°
5 m
1V:2H
Waste Rock Berm
4 m
4 m
8 m
2 m
26.6°
Bedrock
5 m
Hanging Wall Slope

Note: Waste rock berm should be constructed of suitable rock fill. An appropriate geotextile / granular filter should be placed along the waste rock / overburden slope interface. Seepage and piping at the base of the overall overburden slope should be monitored to ensure that the slope is not being undercut.

Golder Associates Mississauga, Ontario, Canada	SCALE	TITLE PROPOSED OVERBURDEN SLOPE CONFIGURATIONS
	DATE Mar-2-09	
	DESIGN AAN	
	CAD	
FILE No.	CHECK	JOANNA PROJECT
PROJECT No. 08-1117-0044 / REV.	REVIEW	FIGURE 6

Figure 18.1: Proposed Overburden Slope Configurations

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18.1.2.2

Recommendation Concerning Overburden Slope Stability

➢

Waste rock berms are recommended at the toe of the slopes mainly where overburden thickness is ≥ 15 m. Furthermore, clean rockfill toe berms, with a filter material or geotextile, should be placed at the toe of the sandy till slopes to minimize the potential for piping and washout of the overburden slopes;

➢

6 m to 8 m wide safety catch berms should be provided at the base of the overburden in the southern (FW) and northern (HW) slopes, respectively. Figure 18.1 presents the proposed overburden slope configurations;

➢

The recommended overburden slope configuration considers that, for the long-term conditions, appropriate and effective groundwater control and dewatering within the overburden, particularly in the sands, will have occurred prior to the start of overburden excavation;

➢

Drainage ditches should be installed along the outside perimeter of the pit in order to collect and survey surface water away from the pit slopes;

➢

Considerations should be given for advancing the excavation from bottom-up using tracked loading equipment (excavator or backhoe) in order to improve safety of the equipment and personnel as compared to an excavation from top to down.

18.1.3

Geomechanical Study

18.1.3.1

Rock Slope Configuration

For the rock slope configurations, the planned Joanna pit was divided into five (5) main design sectors, depending on the orientation of the slope face, with two main sectors of the rock slopes within the Hanging Wall and three (3) main sectors in the Footwall.

Within the Fresh Bedrock Zone, the main consideration for rock slope failure mechanisms would be to structurally control mechanisms (kinematics), including planar, wedge and toppling. Kinematic analyses were carried out to estimate stable pit slope geometries for each design sector of the Footwall and Hanging Wall pit walls.

The recommended pit slope configurations for the Footwall and Hanging Wall design sectors for the Slightly Weathered and Fresh Bedrock Zones are shown in Figure 18.2.

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These slope angles with 20 m (double) high benches are considered achievable (or optimal) based on available data for design under the present Pre-Feasibility Study. As indicated in Figure 18.2 within the design sectors FW.I, FW.IIa, and FW.IIb, the mean dip of the foliation set, FO1, is 59°±18°.

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OVERBURDEN THICKNESS: 10-15m (SEE NOTE 1)
OVERBURDEN THICKNESS: >15m (SEE NOTE 1)
FOR OVERBURDEN SLOPES (NOT INCLUDED HERE) SEE NOTE 3
OVERBURDEN THICKNESS: 10-15m (SEE NOTE 1)
SLIGHTLY WEATHERED ZONE (UP to 20m)
SECTOR HW II
DETAIL A
SECTOR HW I
DETAIL B
SECTOR FW III
DETAIL B
SECTOR FW IIa
DETAIL B
SECTOR FW IIb
DETAIL B
SECTOR FW I
DETAIL B
GT-01
GT-02
GT-03
GT-04
GT-05
Azimuth 340°
Azimuth 020°
Azimuth 110°
Azimuth 160°
Azimuth 200°
Azimuth 240°
N 5343600
N 5343400
N 5343200
E 361400
E 361600
E 361800
E 362000
OVERBURDEN THICKNESS: <10m (SEE NOTE 1)
N
S
W
E

Design Sector	Wall	BFA (°)[1]	Vertical Bench Separation (m)	Berm Width (m)	IRA (°)[1]
SLIGHTLY WEATHERED ZONE					
All Sectors	All Walls	65	10	4	49
HANGING WALL DESIGN SECTORS					
F HW.I	Northwest Wall	65 (70)	20	8	49 (53)[2]
A HW.II	North Wall	70	20	8	53[3]
FOOTWALL DESIGN SECTORS					
E FW.I	Southwest Wall	65[4]	20	8	49[4]
D FW.IIa	South Wall				
C FW.IIb	Southeast Wall (south)				
B FW.III	East Wall	65 (70)	20	8	49 (53)[5]

1. BFA = Bench Face Angle and IRA = Inter-Ramp Angle.
2. If the rock mass quality around the Cadillac Fault is of better quality and the joint set jn4 is found not to be dominant and continuous on sector HW.I, there is the upside potential to steepen the BFA to 70°, creating an IRA = 53°.
3. Depending on the rock mass conditions around the Cadillac Fault, the slopes may have to be single benched (i.e., 10 m vertical bench separation).
4. The mean dip of the foliation set, FO1, is 59°±18°. Recognizing that there is a large scatter of the data and horizontal and vertical variations of the dip values, for this Pre-Feasibility Study, a BFA = 65° was adopted. It will be important that additional geotechnical investigation be carried out in the Feasibility Study to better estimate the dip of the foliation (or bedding within the greywacke).
5. Potential to steepen to BFA = 70° and IRA = 53°, if the major joint set JN1 is found to be more steeply dipping and the joint set JN2b is found to be discontinuous within this sector.

80 0 80 160
SCALE 1:4000 METRES

NOTES:

1. OVERBURDEN THICKNESS SHOWN ON FIGURE 2.
2. DESIGN SECTORS PRESENTED ON FIGURE E-1.
3. SEE FIGURE 6 FOR SLOPES WITHIN THE OVERBURDEN.
4. MINIMUM 15m WIDE CATCH BERMS RECOMMENDED FOR EVERY 100m OF VERTICAL DEPTH IN FRESH BEDROCK BERM.

REFERENCES:

DRAWING "GEOLOGY.dwg" PROVIDED BY AURIZON MINES LTD. IN DEC. 2008 FOR GEOLOGY AND PIT CONTOURS.

WIREFRAME PROVIDED BY THE CLIENT, FILE: faille_Cadillac.dwg

PIT SHELL FROM DRAWING HOSCO3.dxf PROVIDED BY AURIZON MINES LTD. IN OCT. 2008.

10m
10m
20m
20m
BFA 65°
4m
IRA 49°
SLIGHTLY WEATHERED ZONE
BFA 65°
4m
BFA 70°
8m
FRESH BEDROCK
IRA 53°

(A) DETAIL A
BFA = 70°
IRA = 53°
(SEE NOTE 4)

10m
10m
20m
20m
BFA 65°
4m
IRA 49°
SLIGHTLY WEATHERED ZONE
BFA 65°
4m
BFA 65°
8m
FRESH BEDROCK
IRA 49°

(B) DETAIL B
BFA = 65°
IRA = 49°
(SEE NOTE 4)

FINAL

Golder Associates
Mississauga, Ontario, Canada

SCALE	AS SHOWN	TITLE	ACHIEVABLE ROCK SLOPES (BASED ON KINEMATIC ANALYSES)
DATE	JUNE 2009		
DESIGN	LMC		
CAD	JFC		
CHECK	CP		JOANNA PROJECT
REVIEW	LMC	FIGURE	7

FILE No. 0811170044AD007.dwg
PROJECT No. 08-1117-0044 REV. A

PLOT DATE: June 11, 2009
FILENAME: I:\Projects\2008\08-1117-0044\-AD-\0811170044AD007.dwg

Figure 18.2: Achievable Rock Slopes

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18.1.3.2

Recommendation Concerning Rock Slope Stability

➢

Although it is strongly recommended not to undercut this structure by the bench face angle, it is recognized that there is a large scatter of the measured foliation data with variations in the N-S and E-W directions. As a result, for this Pre-Feasibility Study, a bench face angle (BFA) of 65° was adopted, yielding an inter-ramp angle (IRA) of 49°;

➢

It was agreed with Aurizon Mines Ltd. that additional geotechnical investigation will be carried out during the Feasibility Study to better estimate the dip of the foliation (or bedding within the greywacke) and, eventually, optimize this BFA for the FW (or southern) slopes;

➢

At the current study level, it would not be appropriate to apply the recommended slope angles over extended wall heights due to the uncertainty regarding fabric continuity inherent in slope designs based upon drill hole information. It is therefore recommended that flexibility be added to the designs by the sub-division of the final and phase walls into a series of bench stacks, no greater than 120 m high, separated by either haul road traverses or the inclusion of “geotechnical” berms at 100 m – 120 m vertical intervals. The geotechnical berms should be at least 15 m wide and will also act to protect personnel from potential major rock falls, allow for horizontal drain hole water controls, provide some flexibility in wall development and allow for periodic clean-up.

18.1.3.3

Opportunity on Benching Arrangement

Aurizon Mines Ltd. (following the advice from BBA) also requested that Golder includes the consideration of 24 m high benches formed by using either double 12 m high benches or triple 8 m high benches.

Triple 8 m high benches may be possible if clean and stable bench faces are developed in such a way that would enable safe drilling and excavation of a third bench.

24 m high benches can be used for the slopes to be excavated within the Fresh Bedrock Zone of the Joanna project provided that:

➢

The minimum width of the catch berm is increased to 9 m;

➢

The bench face angles presented in Figure 18.2 are respected;

➢

Best practice controlled blasting procedures will be successfully applied and;

➢

Certain pit domains or zones, such as when mining around the Cadillac Fault in sector HW.I, should have single benches only, as double (12 m high) benching to create 24 m vertical

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bench intervals would likely expose miners to hazards associated with rock fall that are considered manageable for the < 12 m high bench.

18.2

Hydrology (Water Study)

Aurizon Mines Ltd. mandated SNC-Lavalin to perform a hydrology study of the Joanna mine site for the present Pre-Feasibility Study. The objectives of the study were to model and predict the following, using data provided by Aurizon Mines Ltd.:

➢

Mine dewatering;

➢

The impact of operations on residential water wells;

➢

The impact of operations on the esker located 3 km east.

18.2.1

Mine Dewatering

The hydrology model indicates that the mine dewatering flow rate attributable to entrained water in the pit is very low at 175 m3 per day. This is much lower than the mine dewatering flow rate attributable to precipitation in the pit, which is estimated at 1,500 m3 per day. The entrained water can easily be handled by the mine and would not necessitate an increased capacity of the dewatering equipment.

18.2.2

Impact of Operations on Residential Water Wells

Dewatering impact on residential wells is sensitive to stakeholders. Based on preliminary studies, the current small amount of water might have little effect on residential water wells. Based on recommendations received from stakeholders, detailed baseline study and simulation studies will be performed during the Feasibility stage.

Aurizon Mines Ltd. proposes to reduce the potential impact on water wells caused by water contamination risks by the installation of monitoring wells and a follow up of the underground water flow and quality.

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18.2.3

Impact of Operations on the Esker

A north-south trending esker is located 3 km east of the future pit location representing a potential link between the two protected land areas, a resource of fresh water not documented, and the contingency plan for the water source of the Rouyn-Noranda community.

As a result, the possible impact of the operation on the esker is a sensitive point for the stakeholders.

The operation should not have an impact on the esker as:

➢

The esker is upstream from the operation;

➢

The project is located close to the Abitibi watershed divide. All infrastructure and future pit operations are currently located along a different watershed than the esker.

18.3

Environment

18.3.1

Federal Procedure

The object as well as the various steps of the federal environmental assessment and review procedure is similar to the Quebec procedure. In most cases, Quebec’s environmental review process is the only one applying to projects to be conducted within the province’s boundaries. In some cases, the federal government representatives are also involved in an environmental review of the project.

The federal environmental review procedures are dealt with in the Act to Establish a Federal Environmental Assessment Process (1992, C. 37) and its four main ensuing regulations:

➢

Law List Regulations (SOR/94-636);

➢

Inclusion List Regulations (SOR/94-637);

➢

Comprehensive Study List Regulations (SORS/94-638);

➢

Exclusion List Regulations (SORS/94-639).

According to Section 5 of the Act, one of the following conditions is required for the application of the federal procedure:

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➢

A federal authority is the proponent of the project;

➢

A federal authority “has the administration of federal lands and sells, leases, or otherwise disposes of those lands or any interests in those lands,” or;

➢

A federal authority provides a financial support, i.e., “makes or authorizes payments or provides a guarantee for a loan or any other form of financial assistance to the proponent”;

➢

A federal authority issues a permit or license, grants approval, or takes any other action for the purpose of enabling the project to be carried out in whole or in part.

From our understanding of the project, the first two conditions obviously do not apply, nor does the third one since neither loan nor financial assistance has been or will be provided by a federal authority for the accomplishment of this project.

Many provisions of various federal acts and pursuant regulations have a bearing on the last condition. The Fisheries Act is one judicial element that could be a trigger.

Section 35 of the Fisheries Act specifies that:

“(1) No person shall carry on any work or undertaking that results in the harmful alteration, disruption, or destruction of fish habitat.

(2) No person contravenes subsection (1) by causing the alteration, disruption, or destruction of fish habitat by any means or under any conditions authorized by the Minister or under regulations made by the Governor in Council under this Act.”

Under the Joanna project, a review of maps and aerial photographs showing the location of planned infrastructure suggests that no streams considered as a fish habitat will be directly affected by the project, and consequently, federal procedure will not apply. A scientific fishing campaign was performed in 2009 and has shown that no fish habitat would be directly affected by the project. Other studies will still have to be performed as part of the Feasibility Study. If some streams were to be used by some fish species, specific mitigation measures would then have to be identified. Note that for purposes of federal procedure, only streams shown on maps from Natural Resources Canada of a scale 1:50,000 are normally considered.

The Explosives Act may also be a trigger for major mining projects. Indeed, for certain large-scale mining projects, it might be cheaper to manufacture explosives directly on the mine site. However, the manufacturing of explosives requires a license issued by Natural Resources Canada, which triggers a federal environmental assessment. Under the Joanna project, there will be no on-site manufacture of explosives. These will be stored on the site of powder magazines arranged in

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accordance with provincial regulations on explosives. It is noteworthy that no license from Natural Resources Canada is required for the storage of explosives, given that the Province of Quebec already has legislation to this effect.

Moreover, where a trigger would cause the application of a federal environmental assessment, it would apply only to the element that triggers the procedure and not the entire project. We should also mention that in the case where federal procedure would apply, provincial and federal governments have signed a cooperative agreement for the joint review of studies of environmental impacts. This agreement applies to projects located in southern Quebec and will reduce delays related to the involvement of both levels of government. The agreement provides for the holding of joint public hearings.

18.3.2

Provincial Procedure

In southern Quebec, for an ore bearing mine, the trigger level to be provided with the Regulations on Assessment and Review of Environmental Impacts is 7,000 tpd. Under the Joanna project, the exploitation rate and treatment provided is 8,500 tpd; therefore, the evaluation process and review of environmental impacts will apply. Note also that the Quebec Mineral Strategy, released on June 29, 2009, sets a recommendation lower than 3,000 tpd of the threshold to trigger an EIS. Since the evaluation process and the review of environmental impacts apply to the Joanna project, a project notice must be sent to MDDEP, who will prepare a directive specifying the scope of the EIS. This Directive will include particular information requested in Directive 019 concerning the mining industry.

According to the Regulation on Assessment and Review of Environmental Impacts following the filing of the notice of project, MDDEP sets 15 months as the maximum period within which the Minister must submit the application record to the government for approval. It is, however, noted that the period of 15 months does not include the time taken by the ‘’Promoter’’ to draft the impact study, the time between requests for information by the MDDEP and transmission responses by the ‘’Promoter’’, nor the time taken by the Government (Cabinet) to make its decision.

In our experience, a period of about 24 months is expected between starting to write the project notice and obtaining government permission. Figure 18.3 shows the steps of the procedure.

For the Joanna project, it seems likely that public hearings will be required given the proximity of a biodiversity reserve and residential areas as well as environmental groups which raise concerns towards the mining industry. It should be noted that Aurizon Mines Ltd. has already initiated active

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and participative discussions with local stakeholders and that such an approach will be continuing as the project progresses.

This approach aims at initiating a sustainable dialogue with stakeholders in order to identify specific issues associated with the project. Even if the project underwent environmental impact assessment and was issued a Government authorization pursuant to Section 31.5 of the Act, it would still be subject to Section 22 of the Environmental Quality Act and must obtain an authorization certificate as stated in Subsection 6 of the Regulation Respecting the Administration of the Environment Quality Act.

The issuance of the authorization certificate, however, should only be a formality as the certificate issued pursuant to Section 31.5 of the Act binds the Minister as to where he exercises the powers provided in Section 22, as specified in Section 31.7 of the Act.

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Figure 18.3: Steps in the Environmental Impact Assessment Procedure

Besides the government decree and the general authorization certificate to carry out the project, other specific authorizations or permits should be obtained from the MDDEP or MRNF including:

➢

Authorization certificate to collect underground water (MDDEP);

➢

Authorization certificate for septic installations (MDDEP);

➢

Authorization certificate for drinking water supply (MDDEP);

➢

Approval of the restoration plan (MRNF);

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➢

Approval of the location of the concentrator and accumulation zones for mining tailings (MRNF);

➢

Request for mining lease (MRNF);

➢

Permit for operations in forest areas (MRNF).

18.3.2.1

Cost Evaluation to Obtain Authorizations and Permits

The cost of preparing the studies for the environmental authorization applications is summarized in Table 18.1. These costs are based on Roche’s experience with similar size projects. An amount of $758,000 has been allocated for the preparation of environmental studies and authorization applications. It should be noted that the assessed costs cover only the preparation of the environmental studies and the authorization applications and the fees required under the Environmental Quality Act in force since 2008 for MDDEP analysis of files. Costs associated with engineering services, preparing the plans and specifications, and conducting geotechnical studies are not included in the below cost estimate.

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Table 18.1: Cost of Studies*

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18.3.3

Impact on Biodiversity

18.3.3.1

Wetlands Management

Even if the project does not directly impact streams, wetlands are ubiquitous in the Joanna property area. The operation cannot be accomplished without encroachment on the peatlands. Recently, the MDDEP demands regarding wetlands have been much stricter. The MDDEP has a wetland protection policy wherever they are in Quebec. The MDDEP approach to authorizing projects in wetlands is summarized in Table 18.2.

In situations 2 and 3 described in the table, the application shall be analyzed according to the principles of the mitigation sequence: "avoid and minimize’’.

Avoid: This stage includes the prevention of impacts on the wetland. It is a matter of choosing a replacement project or an alternate project site. If this proves impossible, then we must minimize.

Minimize: This step is acceptable only if the applicant demonstrates that no reasonable alternative exists for the project or site choice. Considered inevitable losses will be offset by respecting a compensation ratio proportional to the ecological value of wetland destroyed or disrupted. The site chosen to compensate these losses will be, in order of preference, an on-site project, or a site adjacent to the project, elsewhere in the same watershed or within the same municipality.

Moreover, in situation 3, MDDEP analysis is based on a comprehensive and territorial analysis. In the case of the Joanna mine, given the pervasiveness of wetlands, particularly peatlands, and the fact that the deposit cannot be moved, it will be easy to demonstrate that there cannot be an alternative site.

Table 18.2: MDDEP Measures for Projects in Wetlands

Situation 1	Situation 2	Situation 3
Surface area of the wetland less than 1 hectare and	Surface area of the wetland between 1 and 10 hectares and	Surface area of the wetland more than 10 hectares or
Absence of hydrological links with a stream/lake and	Absence of hydrological links with a stream/lake and	Hydrological links with a stream/lake or
Absence of endangered or designated vulnerable species	Absence of endangered or designated vulnerable species	Presence of endangered or designated vulnerable species or peatland

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It is also likely that wetland encroachment will be higher than 10 hectares (ha), therefore, situation 3 will apply to the Joanna mine. It is likely that the MDDEP will require wetland losses to be compensated. It would be preferable to work with local green or specialized groups (e.g. Ducks Unlimited) to identify sites that deserve to be protected, restored or managed to increase value. The participation of Aurizon Mines Ltd. would provide funds based on the loss caused by the Joanna mine. Among the actions that could be taken, there could be participation in obtaining knowledge on the Abitibi esker, especially the one located just east of the property. Eskers are fluvio-glacial deposits typical of Abitibi which can be sensitive and which are not protected by the Environmental Quality Act and its provisions. However, wetlands and peatlands which are ubiquitous in Abitibi and Northern Quebec do enjoy a special protection under the Environmental Quality Act.

Based on observations made in 2007 and 2009 on the main peatlands potentially impacted by the Joanna project, it appears these bogs have low ecological value. In fact, no rare or endangered plants were observed. This should greatly facilitate discussions with the MDDEP.

18.3.3.2

Impact on Streams and Fish Habitat

Fish habitat should not be affected by the project. Infrastructure as planned will not encroach on watercourses identified as fish habitat. Fishing carried out at the heads of small intermittent streams that may be affected by the project have confirmed the absence of fish. However, the effluent will need to comply with environmental discharge objectives as defined by MDDEP and Metal Mining Effluent Regulations aimed at protecting fish habitat.

18.3.3.3

Impact on Hunting Areas

The type of habitat found on the Joanna property is widely represented in the region so the project will have limited impact on wildlife. Moreover, no recognized wildlife habitats are listed in the area covered by the project. Although, the impact should be limited to the area occupied by the infrastructure, the project might impact local hunter camp owners who might have to change their site location.

18.3.3.4

Impact on Special Status Species

The CDPNQ Quebec has revealed no presence of any species protected under provincial legislation and regulations even though many wildlife and plant species can potentially be

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observed. Moreover, during field surveys conducted in June 2007 and 2009, no special status species were observed, despite the fact that special attention was paid to their presence.

18.3.4

Waste Rocks and Ore Characterization

18.3.4.1

Ore Characterization

Ten ore samples were tested to determine their total metal content, and were subject to leaching tests using the MA 100 Lix.com.1.0 (TCLP) procedure. The results of the analysis of total metal content and leaching tests show that the ore is acidogenic and leachable for arsenic, which is found at high levels in the ore.

18.3.4.2

Waste Rocks Characterization

Tests similar to the ore tests were carried out on 10 waste rock samples. Leaching tests simulating acid rain and water tests were also undertaken. Test results show that the waste rock samples are leachable under Directive 019 notably for arsenic.

Aurizon Mines Ltd. has also performed twelve (12) additional leaching tests on composite samples from drill core in terms of their arsenic content. The results show that arsenic is generally leachable but at much lower level when the initial arsenic levels are low (≤ 400 ppm).

Aurizon Mines Ltd. also established a platform for testing approximately one ton of rock from drill core. This platform allows testing of harvested rainwater percolating through the rock over a period of several months and checks how much in terms of metals, including arsenic, is released in natural conditions. The results of the first seven samples have shown that criteria were respected. It is, however, too early to draw any conclusions at this stage of the monitoring program.

18.3.4.3

Impact of Cyanide

Since only the flotation step is conducted at the Joanna property, no cyanide will be used. The sulphide and gold concentrate will be treated outside the Joanna property.

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18.3.5

Tailings Management

18.3.5.1

Considerations for Tailings Management

The new version of Directive 019, which came into effect in April 2005, outlines MDDEP requirements with regards to mine tailing characteristics (low risk, leachable, acid-forming, cyanide-containing, and high risk).

The requirements specify leak-proofing measures to be applied to mine tailing sites in line with the materials stockpiled and hence ensure groundwater protection. Figure 18.4 specifies the criteria to be considered in determining the leak-proofing measures.

The results of analysis of total metal content and leaching tests conducted on ore show that it is acidogenic and leachable especially for arsenic, which is found in high concentrations in the ore. Consequently, tailings produced by processing the ore are also acidic and leachable according to Directive 019.

The treatment process for this type of ore occurs in two stages. A first step is the flotation of sulphides which is associated with gold and aims at producing a sulphide concentrate. The second step is to treat sulphide concentrates by cyanidation to recover gold. Normally, the waste produced at each stage are then mixed together and placed in tailings.

In the Joanna project, the objective is to incorporate environmental protection measures into a context of sustainable development as soon as the initial phase of the project is complete. Therefore, it has been decided to manage tailings separately. Since arsenic and sulphur are directly related to gold in the form of arsenopyrite, the goal is to produce desulphurized tailings from step flotation of sulphides (~96% of tailings) that contain little arsenic and sulphur and which may be disposed in a conventional tailings pond, which can be restored by conventional methods. The other type of tailings (~4% of tailings) is acidogenic and leachable and requires protective measures specified under Directive 019.

The goal is to avoid a small amount of tailings representing an environmental risk from making all the tailings a risk to the environment. Laboratory tests have demonstrated the feasibility of recovering gold optimally by producing both types of sulphurized and desulphurized tailings in a respective proportion of about 96% and 4%.

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Results emerging from a preliminary test performed on desulphurized tailings showed very low sulphur content of 0.071% (compared to a mean 1.08% within ore) so that it is well-below the 0.3% threshold used to classify them as acidogenic. Arsenic content are also low (2.1 mg/kg compared to a mean 4,783 mg/kg within ore). Lixiviation tests (TCLP 1311 and SPLP 1312) also indicate that tailings will not represent a risk for the environment. Therefore, based on this evidence, managing desulphurized tailings will not require any specific protection measures.

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Figure 18.4: Criteria for Determining Leak-Proofing Measures to be Applied to Tailings Accumulation Areas

Two options were studied for treating ore from the Joanna property. The first option was to undertake sulphur flotation at the Joanna property and treat sulphide concentrates in another

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property with the required facilities. The second option was full ore treatment on the Joanna property and tailings disposal in two separate tailing sites, one for sulphurized tailings and another for de-sulphurized tailings. The first option was chosen by Aurizon Mines Ltd. This option has the advantage that only the de-sulphurized tailings (and hence not environmentally unfriendly) will be managed on the property, which is more inline with the social aspect of the project and makes it easier to obtain environmental permits. Arsenopyrite rich concentrate will be transported to the mining site of Casa Berardi. The mine site has an arsenic problem and also uses cyanide for ore processing. The issues are similar. Special attention will be paid to how the concentrate is transported to ensure it does not contaminate the environment along the route.

The main features of the site selected are:

➢ Approximate capacity	17.4 Mm³
➢ Surface area	2.3 km²
➢ Maximum height of the dikes	17 m
➢ Length of dikes	4,100 m
➢ Slope of the initial dikes*	1V :2.5H
➢ Slope of the additional dikes (upstream construction method)*	1V :3H
➢ Volume of dikes to be built (upstream construction method)	955,000 Mm³
➢ Crest width of dikes	6 m
➢ Freeboard	1.0 m

* Dike slope will be confirmed by geotechnical studies based on soil bearing capacity and if the upstream construction method can be used.

Given that the desulphurized tailings should not present an environmental risk, the tailings pond will be built in stages based on the upstream method and using tailings to raise the embankments. Thus, only the initial stage of construction (for about 2 years) requires borrowed materials. This method has the advantage of requiring a smaller dike volume. The tailings pond will be built in four periods, namely years 0, 2, 4, and 6 of the project based on the following scenarios:

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Operating Year	Volumes of dikes to be built (m3)	Capacity of the tailings pond (Mm3)
0	380,000	4.5
2	220,000	9.0
4	175,000	13.7
6	180,000	17.4

The geotechnical characteristics of tailings will be evaluated as part of the Feasibility Study to validate their utilization as dike building materials and the possibility of raising dikes using the upstream construction method.

Figure 18.5 shows tailing capacity according to dike height.

Figure 18.5: Capacity of the Tailings Pond According to Dike Elevation

18.3.5.2

Impact on the Tailings Pond at the Casa-Berardi Mine

The concentrate of gold, arsenic, and sulphur to be produced by ore flotation at the Joanna property will be trucked to the Casa-Berardi mine and treated using the Albion Process. The cyanide will be destroyed directly at the concentrator to reduce the cyanide content to less than

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20 ppm at the tailings pond entrance. However, tailings should have characteristics of high-risk tailings under Directive 019 in terms of arsenic content. These tailings will then be stored in a separate cell that meets criteria seal Level B of Directive 019. For purposes of this assessment, and given the nature of soils at the Casa Berardi mine, the cell will be located on clay with a thickness of at least 6 meters; the bottom and walls will be protected by a synthetic membrane sealing.

Concentrate intake is estimated at 360 tpd. Furthermore, due to the oxygen (O2) in the Albion Process, which partially oxidizes the sulphur and arsenic, tailings quantities to be managed will be larger, about 390 tpd. Considering that the process will operate 350 days per year over a period of 8 years, the amount of tailings disposal is estimated at 1.1 Mt. At a density estimated at 1.2 t/m³, this represents a volume of 0.9 Mm³.

In order to optimize the space requirements and reduce the need for building materials, the cell will be square-shaped and would possibly be adjacent to an existing dike.

The main characteristics of the tailings are:

➢ Approximate tailings capacity	0.9 Mm³
➢ Surface area of the tailings pond	118,000 m²
➢ Maximal height of dikes	10.5 m
➢ Dike volume	510,000 m3
➢ Inside slope of dikes*	1V :3.0 H
➢ Outside slope of dikes*	1V :2.5 H
➢ Crest width of dikes	6 m
➢ Freeboard	1.0 m

*Dike’s slope will be confirmed by geotechnical studies according to soil bearing capacity and geomembrane characteristics.

Surplus water from the tailings pond will be pumped and managed via the “tailings pond/mine water basin” system already in place at Casa Berardi mine. With a storage capacity of approximately 0.9 Mm3, a volume of 510,000 m3 of dikes will be required. In order to reduce initial construction costs, it is suggested to construct the tailings pond step by step. This will be done during years 0, 2, 4, and 6 of the project, as described in the following scenarios:

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Operating Year	Volume of dikes to be build (m3)	Waterproofing and protection (m2)	Capacity of the tailings pond (m3)
0	64,500	91,200	206,800
2	109,400	9,900	436,000
4	162,700	10,500	688,200
6	173,400	8,100	907,400

Since tailings are considered as a risk for the environment, they cannot be used to build dams. Moreover, the upstream construction method cannot be considered to reduce the volume of the dikes.

Costs associated with the tailings pond could possibly be optimized by increasing dike slope. Geotechnical studies will however have to be performed in order to make sure this option is feasible. Costs could also be reduced by excavating the bottom of the tailings pond and using those materials to design the tailings pond.

18.3.6

Considerations for Transportation of the Concentrate

The processing of 8,500 t/day of ore at the Joanna mining site will produce about 360 t/day of concentrate to be transported by truck to the Casa Berardi mine for cyanidation processing. As this concentrate is rich in sulphur and arsenic, special attention should be paid to transportation of the concentrate to avoid environmental contamination. Indeed, truck transportation of the concentrate will involve several trucks per day over a period of approximately 8 years. Any loss, even small, can cause long-term contamination of the environment along the route.

To this end, the following recommendations are made:

➢

Validate actual sulphur and arsenic content of the concentrate;

➢

Analyze the contamination risks along the route;

➢

Study the possibility of using trucks with water-tight boxes (tanker, closed container, etc.);

➢

Verify regulations applicable to this type of transport;

➢

Study the option of installing truck washing stations at Joanna and Casa Berardi;

➢

Verify compliance with global development principles of Aurizon Mines Ltd.

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18.3.7

Noise Impact

The main sources of noise pollution will be the movement of heavy machinery during transportation of ore, waste rocks or overburden to respective piles as well as drilling, blasting and machining at the site. However, given the site’s proximity to an airport and provincial Highway 117, it is unlikely that activities can have a significant impact with regard to noise levels. Note that for this purpose, along Highway 117 between McWatters and Joannès sector, the annual average daily flow is estimated, according to the Department of Transportation in 2006 at 4,200 vehicles and 593 trucks.

Under Directive 019, the noise level of a new mining project must be less at any time and any assessment point than the higher of the following sound levels:

➢

The maximal sound level permitted according to the zoning category;

➢

The sound level equivalent to the ambient level measured at the noise assessment point with no mining operations in progress.

A noise study will be conducted to measure the environment’s sound level and assess the noise level that will be generated by mining activities. Depending on circumstances, various measures could be implemented to reduce noise, in particular soundproof screening.

18.3.8

Impact of Vibrations

Vibration will be caused during blasting. A monitoring program at fixed intervals should be established to ensure these vibrations do not cause damage to rail facilities and increase risks to travelling on them. The airport authority will in turn be informed of the blasting schedule. Under Directive 019, for an open-pit, where the impact point is less than 1 mile, the maximum allowable speed of ground vibration due to blasting operations at the point of impact is 12.7 mm/s.

18.3.9

Impact of Dust

The mining operations and tailings could generate dust. As the prevailing winds are mostly north-west, the dust should not cause damage to electricity transmission lines to the north and the airport facility located south and west. However, prevailing winds could cause dust contribution to the biodiversity reserve of lakes, Vaudray and Joannès. The use of dust suppressants on roads should limit dust intake. Made of coarse material, the waste rock piles are unlikely to erode in the

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wind. Finally, the tailings pond will be kept wet by a continual supply of pulp so it should not be a major source of dust.

18.3.10

Visual Impact

Infrastructure, waste rock piles, ore piles and the tailings pond were designed to harmonize with the surrounding topography. Preliminary visual modeling at the site suggests that operations and the accumulation areas will not be visible from Highway 117. However, given the air corridor overlooking the study site, the operations will be visible from the air.

A visual simulation study should nonetheless be carried out as part of the environmental impact study to obtain environmental permits.

18.3.11

Impact of Loose Rocks

Following preliminary discussions with the general manager of Rouyn-Noranda airport, projects around the perimeter of the airport must get through a verification process with the airport authority to gain knowledge of the projected impacts. Furthermore, some operating procedures must be followed by the mining company for mining projects. Thus, blasting hours shall be specified in writing to the airport authority. Finally, planes begin their descent to the ground within a radius of about 13 km around the airport property.

With regard to the railroad, a monitoring program at fixed intervals should be established to ensure that loose rocks do not cause damage to rail facilities and increase risk to traffic on the rails. The blasting schedule will be adjusted in line with rail traffic to avoid blasting when a train passes.

18.3.12

Climate Impact – Greenhouse Gases

The impacts of the Joanna gold project in terms of greenhouse gas emissions are not easily quantifiable. These impacts will nonetheless be further analyzed during the environmental and social impact study required at the provincial level. However, it is certain that the movement of heavy machinery, logging activities, the destruction of peatlands located on the sites selected for the pit, and the tailings ponds, as well as any other operation involving the combustion of fuels, are activities having a negative impact on the balance of greenhouse gas emissions.

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However, special attention will be paid at each stage of the project to limit the scale of these impacts. Thus, the organic material constituting the bog perpendicular to the pit will be buried in the mineral thus avoiding decomposition and CO2 production. The organic matter in the pond will be covered with tailings thus storing carbon. Pond restoration will use tree species naturally growing in the area which store carbon more quickly than moss and sphagnum bogs. The use of heavy equipment and fuel will be limited to the minimum required. The deforested areas will be limited to areas necessary for successful project implementation and in this context, the limits should be clearly defined on the ground. Alternatives in terms of energy sources could be studied in order to reduce greenhouse gas emissions. For example, buildings such as offices could be built using wood instead of other less sustainable materials.

18.3.13

Surveillance Program during Construction and Operation Phases

A surveillance program, which includes monitoring plans, will be developed to monitor environmental performance according to internal objectives and regulatory requirements. The specific objectives are to monitor process emissions and effluents from industrial and mining activities and to monitor environmental conditions and compare with baseline conditions to identify trends or impacts that could be the results of natural events or project activities.

According to the federal and provincial requirements, the following aspects have to be monitored during the construction and/or operation phases:

➢

Water quality;

➢

Final effluent;

➢

Groundwater;

➢

Geotechnical investigations (tailings pond);

➢

Fish population;

➢

Benthic invertebrate communities and;

➢

Sediment quality.

Quality assurance and quality control (QA/QC) measures will be implemented to ensure accuracy of data and results during each of the monitoring programs.

In addition to monitoring required by regulation, the following activities should be in place:

➢

Monitoring esker water (volume and quality);

➢

Monitoring water levels and the quality of groundwater along Highway 117 between the esker and the former Heva mining property using observation wells;

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➢

Monitoring noise levels;

➢

Monitoring dust fall-out;

➢

Monitoring vibrations during mine blasting operation.

18.3.14

Environmental Monitoring Committee

An environmental monitoring committee will be formed to monitor the environmental protection objectives set for the Joanna project. This committee will provide a forum for dialogue and to share knowledge and values to be put forward as well as proposals on the project.

The committee will be made up of representatives of Aurizon Mines Ltd., citizens, environmental experts and other stakeholder who may join as needed for discussions.

18.4

Stakeholders Participation and Survey Considerations

18.4.1

Stakeholders Engagement Approach

18.4.1.1

Community Participation – Listen, Understand and Integrate

The objective of the public participation approach initiated in May 2009 was to listen, understand, and integrate the reflections of participants throughout the preparation of the PFS in a manner that is transparent and representative. The goal of the participation was also to include in its process numerous community participants whose interests cover various areas of global development. The participation process consisted of four steps:

1.

Identification of the participants and presentation of the project. Thirty-five (35) stakeholders ‘’one-to-one’’ meetings were held (see Appendix B);

2.

Identification of specific and main issues;

3.

Five scenario workshops to foster informed discussion and ethical dialog on the identified issues, including the handing over of informative documents and a site visit. 175 comments were received and integrated within five (5) recommendations included in the PFS;

4.

A plenary session to discuss the integration of the reflections expressed, and to present the preliminary conclusions of the Pre-Feasibility Study. The objective of the participation was also to include in its process numerous community participants whose interests cover various areas of global development.

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In order to keep the population of Abitibi-Témiscamingue informed, the community engagement process and achievement of the strategic steps were described in three (3) television and radio vignettes. At all times, an e-mail address was available to gather questions and comments from the community.

18.4.1.2

Information Meetings and Invitation to Participate to Identified Stakeholders

The goal of the first step was to present the community engagement approach to various stakeholders, validate the process strategy, and optimize this strategy according to the interests involved. The inclusive nature of the engagement process was intended to bring together the many community stakeholders with economic, technical, environmental and social interests.

Between May 11 and September 24, 2009, thirty-five (35) individual consultations were held between Aurizon Mines Ltd. and the various stakeholders. During the consultations, emphasis was placed on presenting the project under review, including the technical, economic, environmental and social risks identified to date, as well as the proposed engagement approach. The exchanges resulting from these consultations led to the inclusion of certain additional stakeholders and the development of participation-oriented workshops.

18.4.1.3

Public Meeting

A public meeting was organized on September 21, 2009, at the McWatters Municipal Centre. The meeting’s target audience consisted of fifty-five (55) residents, whose property is located within a radius of five (5) kilometers of the project. The fourteen (14) permanent and seasonal residents of Lake Bousquet, having indicated an interest in being informed about the project, were also invited to the meeting. In all, thirty (30) residents attended the meeting and shared their thoughts and concerns about the project development. The concerns related primarily to groundwater quality and the loss of quality of life that could result from the vibrations, noise, increased road traffic, and dust. The loss in value of adjacent land was also the subject of a number of comments by the residents.

18.4.1.4

Dialog Workshops

Between September 28 and October 2, 2009, five (5) workshops were organized by Aurizon Mines Ltd. in order to foster an enlightened discussion and ethical dialogue on the issues identified during the individual consultations and the public meeting. Through the interaction of stakeholders within a group dynamic, an exchange took place on values, personal reflections, as

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well as scientific, historical, and cultural knowledge. The following subjects were discussed during the workshops:

➢

Resource extraction methods that are economically cost-effective and also ensure environmental sustainability and the capacity of the social environment to support the project;

➢

Options and gains associated with positioning of the surface infrastructures that integrates biodiversity and site-specific environmental aspects;

➢

The possibility of reconciling local and global scales in managing environmental aspects;

➢

The future vocation of the site and innovative preventive restoration methods;

➢

The establishment of a multi-stakeholder committee for the controlled management of technical risks associated with economic, environmental, and social aspects.

Given the specific nature of the subjects discussed, the availability of accessible and relevant information was essential for the stakeholders to participate effectively in the workshops. The information documents on the technical and governance issues addressed were distributed to the participants four (4) weeks before the workshops were held. In addition, a site visit organized by Aurizon Mines Ltd. enabled the participants to visualize the concepts being presented.

The first part of the workshops was devoted to sharing knowledge and capacity building about the various fields being addressed. In relation to the topics discussed, technical experts were invited to clarify particular data. The workshop participants also had the opportunity to benefit from knowledgeable perspectives on the issues that were the focus of discussions during the second part of the workshops.

Community interests were presented during the workshops by representatives. Participation in the dialog workshops remained constant, with between 16 and 21 participants. Each workshop was attended by stakeholders from the entire spectrum of the project development.

18.4.1.5

Development of Recommendations and Plenary Session

Through the first three (3) steps of the community engagement process, we were able to gather more than 175 comments and proposals formulated as recommendation frameworks addressing the project feasibility (see Appendix B).

The presentation of the Pre-Feasibility Study conclusions to the stakeholders took place before the final submission of the study, during a plenary session on November 30, 2009. The purpose of the public meeting, which was informal in nature, was to inform all the stakeholders about the

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consultation results. The recommendations included in the Pre-Feasibility Study and addressing the project feasibility were presented through dialogue and interactions between the stakeholders, within a broader group dynamic.

18.4.2

Stakeholders Recommendations

The following paragraphs present the main points of the recommendations that were formulated.

18.4.2.1

Local and Global Environmental Issues

Although the Pre-Feasibility Study tends to favor the off-site option, the Feasibility Study must determine whether the analysis of the social, environmental and economic costs and benefits justifies the location chosen for the handling of concentrate and tailings disposal, and must assess whether, based on the “overall” costs, the on-site treatment and  disposal option should be selected instead.

18.4.2.2

Groundwater Resource Protection

The project Feasibility Study must confirm for the Ministère du Développement Durable de l’Environnement et des Parcs du Québec that it will be possible to compensate for wetland loss by characterizing the esker located at Vaudray-Joannès Lakes, that the knowledge that is acquired will be harnessed, and that groundwater resources will be protected. Knowledge acquisition and raising the awareness of the population must be based on a collaborative approach with community organizations.

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18.4.2.3

Operations that Reflect Tomorrow’s Values

The Feasibility Study must be based on risk assessment tools and, when applicable, simulations that provide a knowledgeable perspective of the effects on health and safety, environmental receptors, infrastructures, and quality of life. In addition, the cumulative aspect of the overall risks must be evaluated in the Feasibility study in order to determine mitigation strategies and the necessary monitoring of controlled management.

18.4.2.4

Optimization of Restoration Scenarios

The project feasibility must validate, with specialized organizations, the possibility of integrating biodiversity corridor maintenance in the restoration plan. The plan must be developed based on an ecosystemic approach, with the aim of minimizing and gradually reducing the footprint, while at the same time meeting the needs of land users.

18.4.2.5

Resource Management that is Responsive to Community Needs

Aurizon Mines Ltd. is responsible for ensuring resource management that is responsive to community needs, and one of the ways it must do this is by maintaining an engagement approach to the strategic steps of the project. That is, by holding specific meetings for feasibility and environmental impact assessment studies, during which the chosen options will be evaluated based on the priority of the issues.

Aurizon Mines, in collaboration with the stakeholders, must form a multi-stakeholder committee for monitoring technical issues; the members, duties and funding will be defined with the community.

Aurizon Mines must remain responsive to the residents and ensure that the establishment of an independent committee, with the goal of monitoring the project’s development, follows the community recommendations.

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18.5

Site Restoration Plan

18.5.1

Mine and Facilities Closure Plan

The Mining Act (L.R.Q., C. M-13.1) is another important piece of provincial legislation concerning the management of mining activities in the Province of Quebec.

“The object of this Act is to promote prospecting, mineral exploration; development and operation of underground reservoirs, taking into account other possible uses of the land in the territory” (s.17).

Section 232.1 of the Act states that:

“Land rehabilitation and restoration work must be carried out, in accordance with the plan approved by the Minister. The obligation shall subsist until the work is completed or until a certificate is issued by the Minister under Section 232.10.”

The land rehabilitation and restoration work to be conducted must be planned and approved by the MRNF (Department of Natural Resources and Wildlife). Indeed, according to Section 232.2 of the Act: “Every person to whom Section 232.1 applies must submit a rehabilitation and restoration plan to the Minister for approval before commencing mining activities.”

Hence, as part of the project, a rehabilitation plan will have to be prepared (and approved by the MRNF). The rehabilitation and restoration plan should be elaborated in accordance with the provincial Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements (MRNF and MDDEP, 1997) which provides the proponents with the rehabilitation requirements. The financial feasibility of the project will have to take into account the costs of all the work needed for the rehabilitation of the mining site.

The focus of the rehabilitation work will be to restore the site to a satisfactory condition by:

        1.

        Eliminating unacceptable health hazards and ensuring public safety;

        2.

        Limiting the production and circulation of substances that could damage the receiving environment, and in the long term, trying to eliminate maintenance and monitoring;

        3.

        Restoring the site to a condition in which it is visually acceptable to the community and;

        4.

        Reclaiming the areas where infrastructure are located (excluding accumulation areas) for future use.

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According to the Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements, all areas affected by mining activities (building sites, tailings pond, waste rock piles, etc.) must be re-vegetated to control erosion and restore the site to its natural condition.

Moreover, the Quebec Mineral Strategy, published June 29, 2009, provides additional resources to ensure mining site restoration. Thus, it is proposed that the coverage of costs under the restoration plan pass from 70% to 100%. The scope of the financial guarantee should also be expanded to include more than the accumulation areas. The timetable for deposit of the caution payment should also be revised to accelerate the payment.

In addition, the Mineral Strategy states that restoration plans for mining sites should be included in filings made by a mining promoter of a mining project before holding BAPE hearings or public consultations. Thus, the restoration plan should be prepared together with the environmental impact study and be part of the file submitted for consultation.

The rehabilitation concept for the current project is described below in lines with the requirements set out in the Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements and current legislation.

18.5.2

Restoration and Remediation

18.5.2.1

Buildings and Infrastructures

The walls of the buildings will be raised and the foundations covered with overburden material and then re-vegetated. Surface infrastructures will be removed. All underground services (power lines, pipelines, water and sewer pipes, etc.) shall remain in place since they are unlikely to cause any environmental damage. Openings and access to such pipelines, however, shall be sealed. The resale of the metals and equipment on the second-hand market will compensate the costs of demolishing so that a non-cost is considered for this activity.

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18.5.2.2

Zones Disrupted by Mining Activities

Areas other than the accumulation areas earmarked for mining activities will be covered with a layer of 15 cm of overburden and then re-vegetated. For purposes of this assessment, an area of 20 ha has been considered.

18.5.2.3

Characterization Study

The Land Protection and Rehabilitation Regulation, which came into force on March 27, 2003, applies several provisions concerning land protection in the new Section IV.2.1 of the Environmental Quality Act. The term land also includes groundwater and surface waters. The Regulation sets limit values for a range of contaminants, and specifies the categories of targeted commercial or industrial activities. The mining industry is one of the categories governed by the Regulation.

For the mining industry, this generally entails undertaking a site characterization study within six months of the termination of mine operations. In cases where contamination exceeding the criteria set in the Regulation is observed, a rehabilitation plan specifying the environmental protection measures to be undertaken must be submitted to the MDDEP for approval.

Waste rocks and mine tailings are not soils and are not covered by the Regulation. The characterization study will address the areas that are likely to have been contaminated by human activities, specifically the handling of petroleum products.

18.5.2.4

Open-Pit

Surface exploitation of materials is very common in Quebec. Thus, many open-pits can be found scattered everywhere and especially near populated places, having been created while extracting materials or ore. Unlike quarries that are essentially exploited on rock outcrops, ore deposits are located below the soil surface in such a way that groundwater fills up the pit. Thus, in several open-pit mines, the water rises up to the overburden; this is particularly true when the overburden is thick as in the area of the Joanna pit.

Therefore, when mining activities stop, the pit will gradually fill up to its equilibrium level given the fact that rainfall and groundwater will provide sufficient amount of water. The slope in the deposit will have been set out safely from the beginning in order to avoid any risk for workers. No special work to this effect will be required once mining activities stop.

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Access roads to the pit will be closed permanently by building two-meter high embankments along with an equivalent crest line using blocks of waste rocks. A ditch two meters wide and one meter deep will be excavated in front of the embankment.

Pit re-habilitation will have to be realized according to local users’ interests. For example, the pit could be turned into a fish habitat. Indeed, the type of water body formed by the pit will be relatively deep and located on rocks that are quite rare in Abitibi, thus providing a habitat for fish other than those living in warm and turbid waters such as pike and walleye. Sports species such as lake trout, a common species at the regional level, could be introduced. Spawning grounds could be fitted with waste rocks on various levels according to fish species development. When needed, discussions should be undertaken with relevant authorities (MRNF, MDDEP and Environment Canada), environmental groups and research centers who could take part in developing the pit for fish habitat.

The water flowing along the railway will be redirected to the pit, allowing for a quicker fill up of the pit and providing regular inputs, subsequently improving the pit’s capacity to become a fish habitat. Part of the Stitchman Creek’s high-water flow could be channelled towards the pit to enable a quicker fill-up. Since water bodies attract birds, the option of creating a lake over the entire area covered by the pit would have to be integrated in the Rouyn-Noranda airport’s wildlife management plan.

18.5.2.5

Overburden

The stored material will be used to restore the tailings pond and the waste rock piles.

18.5.2.6

Waste Rock Piles

Two waste rock piles will be built on site; one waste stockpile containing low sulphur and arsenic content and another waste stockpile that may leach arsenic. The waste rock piles will be planned so as to promote re-vegetation, that is, with berms and a gentler slope than the natural slope on a rock pile, in compliance with MRNF safety criteria. No rock pile stability work will therefore be required. The restoration plan should be reviewed and approved by the authorities at Rouyn-Noranda airport. In fact, given the proximity of the airport and runway position, there may be restrictions on the maximal height of trees that may grow on the piles.

The waste rock pile with low sulphur and arsenic content does not present a particular risk to the environment as will be demonstrated by monitoring water quality running off that pile. The

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restoration will involve covering the waste rock pile with a layer of about 40 cm of overburden as a substratum for re-vegetation and seeding plant species and self-sustaining nutrients.

The leachable waste rock pile may leach arsenic. The pile will be covered with a layer of clay 1.2 m thick (monolayer system) to halt the oxidation process, and then be re-vegetated. The area to be covered is estimated at 20 hectares which will require 240,000 m³ of material.

18.5.2.7

Flotation Pond (Joanna)

Stability

No intervention will be required with regard to ensuring the stability of the tailings pond dikes. These dikes will be designed in compliance with MRNF criteria. Furthermore, the water level in the pond will be lowered by at least 2 m, which will decrease pressure on the dikes.

Drainage Principle

A weir will be built in the tailings pond dike. It will be two meters below the operating level of the pond, and will be designed for a one-in-a-1,000-year flood. The sides of the weir will have a 1V:3H slope. The bottom will be lined with a geotextile membrane, protected with riprap. A ditch will be built inside the site to lower the water level and drain water. This ditch will be protected by a geotextile membrane and riprap. Given the bird hazard, it is important to reduce the areas covered by water in the long term.

Re-vegetation

Given that tailings will not pose particular risks to the environment, restoration of the tailings pond will be simple. This will involve covering the tailings with a 15 cm layer of overburden and re-vegetation through the addition of seeds of self-sufficient plants and nutrients. Some tree species will be planted later.

Given their characteristics, the tailings could be re-vegetated directly without covering them with a layer of 15 cm of overburden. This would reduce tailing restoration costs by $2 M. It is recommended to evaluate the agronomic characteristics of tailings as soon as possible.

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18.5.2.8

Albion Pond (Casa Berardi)

Given that tailings from the Albion Process are considered as high risk according to Directive 019, rehabilitation should help eliminate the oxidation and arsenic release process. Hence, the tailings pond will be covered by two synthetic and water-tight membranes on top to be covered by a 60 cm thick layer of draining sand. The whole thing will be covered with 15 cm of deposits and then re-vegetated.

18.5.2.9

Environmental Monitoring

Water Quality Monitoring

Monitoring tailings pond effluent and groundwater quality (three sampling stations) will be undertaken twice yearly (spring and fall) for five years following completion of the rehabilitation work. Monitoring done during mine operations will have already shown no environmental impact.

Agronomic Monitoring

Agronomic monitoring will be undertaken once the tailings pond and waste rock piles will have been re-vegetated. This monitoring, to be done annually for five years following completion of the re-vegetation work, will consist of an evaluation in a few sample plots.

18.5.2.10

Financial Guarantee

Given the Quebec Mineral Strategy, the financial guarantee is deemed to cover 100% of restoration costs. The guarantee payment terms are not yet known but payments should be accelerated so that the whole guarantee is paid well before activity stops. For the current assessment, it is considered that the guarantee will be paid in three equal payments of $5.33 M in Year 0, 3 and 5 of the project for a total of $16 M. (see section 18.11.4.3).

18.6

Mining

18.6.1

General Description

Mining Joanna ore will follow the standard practice of an open-pit operation with conventional drill and blast, load and haul cycle using a drill/truck/shovel mining fleet. The overburden and waste

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rock material will be hauled to the overburden and waste disposal areas near the pit. The run-of-mine ore will be drilled, blasted and loaded by hydraulic shovels and delivered by trucks to the primary crusher or stockpiles near the crusher.

Owner’s mining is envisaged for the development of the Joanna project as well as for the removal of overburden.

18.6.2

Pit Optimization

The objective of pit optimization and mine design is to convert the resources in the block model into mine reserves in order to serve as a basis for mine scheduling and economic analysis.

Given the operating costs, gold recovery, gold price, and other design parameters, the pit optimization is used to generate an optimal pit shell to maximize the recovery of the mineral resources in the resource model. BBA has used the MineSight Lerchs-Grossman 3D (“LG 3D”) routine – a widely accepted standard in the mining industry - to generate the pit shell for Joanna project. The LG 3D is a true pit optimizer based on dynamic programming of graph theory to generate an optimized pit shell from a 3D block model. The basic optimization principle of the algorithm operates on a net value calculation for each ore block in the model, i.e., revenue from sales less total operating cost, i.e., mining, crushing, processing, G&A, and other costs.

Based on the requirement of the Canadian NI 43-101 Standards of Disclosure for Mineral Projects only ore blocks classified in the Measured and Indicated categories are used to drive the pit optimizer, as such, the Inferred resource blocks bear no economic value and are not used in the pit optimization process.

18.6.2.1

Pit Optimization Criteria and Parameters

Operating costs and design parameters used for the LG 3D shell were developed by BBA based on information from the ‘’Updated Preliminary Assessment Report’’ on the Joanna Gold Project (November 2008), and on available results and assumptions on crushing and processing from BBA. The technical and economic parameters used to conduct the pit optimization are outlined in Table 18.3.

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Table 18.3 : Pit Optimization Parameters for LG 3D

Parameter	Value
Sales Revenue
Gold Price	750	US$/oz
Exchange Rate	1.10	C$ / US$

Operating Cost
Mining Ore	1.84	C$/t
Mining Overburden	2.00	C$/t
Mining Waste	1.84	C$/t
Crushing and Processing	8.99	$/t milled
Additional Transportation Cost	0.00	$/t milled
G/A	1.00	$/t milled
Incremental Cost per Bench	0.01	C$/t/bench

Metallurgy
Gold Recovery	86.8%
Refining and Transport	5	C$/oz
Gold Payment	99.935%

Pit Parameters
Overall Pit Slope	48°

18.6.2.2

Cut-Off Grade Calculation

The break-even cut-off grade or the milling cut-off grade (CoG) is used to classify the material inside the pit limits as ore or waste. Since the material is located inside the pit, the break-even cut-off is the grade required to cover the costs for processing, GA, and other costs related to gold refining and transport only.

Using the economic and technical parameters shown in Table 18.3, the mill cut-off was calculated at 0.50 g/t Au, including an average dilution rate of 5%.

18.6.2.3

Theoretical Pit Shells

Using the technical and economical parameters presented above, the LG 3D pit optimizer was carried out to generate an optimum pit shell having the highest undiscounted cash flow. A plan view of the LG 3D pit shell is shown in Figure 18.6.

The theoretical pit shell resulting from the LG 3D optimization is only preliminary and does not represent a practical design for mining. This optimized pit shell will be used to serve as a guide for

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the detailed mine design with the required operational haulage ramp, proper pit slope, and benching arrangement as presented in the previous section.

As for configuration purposes, a new pit shell was optimised using operating costs and other data developed in the current Pre-Feasibility Study. Results obtained indicate that the difference between both pit-shells are less than 10%, suggesting that the initial pit shell is within ±15% of the accuracy of the Pre-Feasibility Study.

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Figure 18.6 : LG 3D Optimized Pit Shell

2000 N
1800 N
1600 N
1400 N
1200 N
1000 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
9400 E

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The results of the optimized pit shell are shown in Table 18.4 on an undiluted basis based on a cut-off grade of 0.5 g/t Au.

Table 18.4 Undiluted Resources within LG 3D Pit Shell (CoG 0.5 g/t Au)

Material		Material	Grade	Au oz
		(tonnes)	(g/t Au)	(in-situ)
Ore	Measured	19,266,911	1.372	849,693

	Indicated	6,140,556	1.334	263,264

	TOTAL	25,407,467	1.362	1,112,957

Waste	Inferred	73,203	1.354	3,186

	Low Grade (0.3 g/t<Grade<CoG)	3,446,509	0.347	38,431

	Waste Rock (Grade<0.3 g/t)	82,196,975

	Overburden	9,254,551

	TOTAL	94,971,238

	S/R	3.74

The total undiluted resources within the optimized pit shell amount to 25.4 Mt in the Measured and Indicated categories with an average grade of 1.36 g/t Au using a cut-off grade of 0.5 g/t Au.

18.6.3

Pit Design and Dressing

18.6.3.1

Pit Design Parameters

The pit slopes and benching arrangement in overburden and fresh rock are based on Golder’s recommendations as presented in section 18.1. In addition, drainage ditches should be installed

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along the outside perimeter of the pit in order to collect and survey surface water away from the pit slopes.

Triple benching arrangement is used to form 24 m high benches.

All in-pit ramps will be 21 m wide to accommodate the operation of 100-ton capacity off-highway class rear-dump trucks. This ramp width is sufficient to support uninterrupted 2-way haulage cycle traffic. The final ramp width also includes an external safety berm as well as an internal drainage ditch. In order to reduce the volume of waste stripping during the final phases, the ramp width is reduced to 11 m for the last 6 benches (2 triple 8 m benches) at the bottom of the pit. The ramp gradient is 10% for all mine roads. Temporary ramps will be used in the early years of mine operations to shorten haulage distances to the primary crusher or to the overburden and waste dumps.

The final ramp and temporary ramps exits are located on the north side of the pit to minimize the haulage distances towards the primary crushing as well as the overburden and waste dumps.

18.6.3.2

Detailed Pit Design

The detailed pit design work was carried out using the LG 3D outlines described in the previous section. The ultimate pit design includes the entire practical geometry required in a mine including pit access and haulage ramp to all pit benches, pit slope design, benching configurations, smoothed pit walls, catch berms and geotechnical berms as described previously.

The design pit is approximately 1,200 m in length by 540 m wide and 240 m deep.

The detailed open-pit design is shown in Figure 18.7. Figure 18.8 to Figure 18.10 present cross-sections of the detailed pit design with the optimized pits, as well as the mineralized blocks by coloring cut-off grades.

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Figure 18.7: Detailed Open-Pit Design

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Figure 18.8: Cross Section East 8450 (Looking West)

Figure 18.9: Cross Section East 8650 (Looking West)

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Figure 18.10: Cross Section East 8800 (Looking West)

18.6.4

In-Pit Mine Reserves

18.6.4.1

Density

Density of waste rock and ore is 2.66 t/m3 and overburden density is 2.00 t/m3.

18.6.4.2

Dilution and Mine Recovery

Using the resource block model, the dilution rate and the mining recovery were estimated for the mine. In the estimation, it was assumed that the selected mining method will be optimum, i.e., good blasting practice as well as a good practice of dilution control. Under this best case scenario, it was assumed that the main source of dilution and of ore loss will be at the contact between the ore and waste using the following parameters:

➢

The minimum mining width is 5 m (1 block);

➢

Contact dilution of 0.65 m at the ore/waste contact;

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➢

The “orphan” blocks are not mined.

The estimation of the contact dilution was carried out on 5 selected benches equally spaced and the results are presented in Table 18.5.

Table 18.5  : Estimation of In-pit Dilution and Mine Recovery

Bench	Total Ore		Mined Ore		Dilution		Dilution		Recovery
	Ore (t)	Grade (g/t Au)	Ore (t)	Grade (g/t Au)	Ore (t)	Grade (g/t Au)	Total (%)	Grade (g/t Au)	(%)
4962	1,050,228	1.301	1,022,844	1.309	58,759	0.236	5.7%	0.236	98.0%
4922	1,183,994	1.446	1,147,954	1.460	53,804	0.218	4.7%	0.218	97.9%
4882	1,137,969	1.455	1,095,324	1.473	48,970	0.234	4.5%	0.234	97.4%
4842	762,803	1.290	743,779	1.290	41,044	0.223	5.5%	0.223	97.5%
4802	274,265	1.367	255,105	1.368	16,658	0.185	6.5%	0.185	93.1%
TOTAL	4,409,259	1.382	4,265,006	1.392	219,235	0.225	5.1%	0.225	97.5%

For the purpose of this study, an average dilution factor of 5.1% at a grade of 0.23 g/t Au and a mining recovery of 97% Au are assumed for the project.

Figure 18.11 shows a typical mining cut used to estimate the dilution and the mine recovery for bench 4882.

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1550 N
1525 N
1500 N
1475 N
1450 N
1425 N
1400 N
1375 N
1350 N
8700 E
8750 E
8800 E
8850 E
8900 E
8950 E
9000 E
Cutoff face colors
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XTRA1: numeric value
<0.5
0.5
0.7
1
1.3
1.5
2
2.5
Intervals...
Log intervals...
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On Selection

Figure 18.11: Estimation of In-pit Dilution and Mine Recovery on Bench 4882

18.6.4.3

Reserves

The reserves for the detailed pit design have been calculated in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM Standards on Mineral Resources and Reserves) in August, 2000. The in-pit inventory, before dilution, mine  and mill recovery,  using a cut-off grade of 0.5 g/t Au is presented in Table 18.6.

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Table 18.6: In-pit Material Inventory (Cut-off 0.5g/t Au)

Material		Material	Grade	Au oz
		(tonnes)	(g/t Au)	(in-situ)
Ore	Measured	18,713,368	1.374	826,905

	Indicated	4,483,262	1.325	190,914

	TOTAL	23,196,630	1.365	1,017,819

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	3,166,983	0.347	35,361

	Waste Rock (Grade<0.3g/t)	77,912,967

	Overburden	9,607,898

	TOTAL	90,712,720

	S/R	3.91

Table 18.7 presents the in-pit reserves based on a cut-off grade of 0.5g/t Au after dilution of 5.1% at a grade of 0.23 g/t Au and mine and mill recoveries of 97% Au and 86.8% Au, respectively.

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Table 18.7: In-pit Reserves (Cut-off 0.5g/t Au)

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

The diluted reserves contained in the detailed pit design amount to 23.6 Mt of ore at an average grade of 1.31 g/t Au based on a cut-off grade of 0.5 g/t Au. The amount of stripping is 90.3 Mt for an overall mine-life strip ratio of 3.82 tonnes of waste per tonne of ore.

The total metal recovered, using a mill process recovery of 86.8%, is 887,434 ounces of gold, including 864,168 oz from the mine reserves and 23,265 oz from the low grade stockpile.

18.6.5

Mine Planning

In order to maximize cash flow and to minimize the stripping ratio in the initial years, the Hosco deposit will be mined by phases using push-back technique. The push-backs are designed and based on a series of nested LG 3D pit shells simulations. The Hosco final pit was divided into 3 mining phases presented in 3D view in Figure 18.12: Phase 1 (starter pit), Phase 2 and Phase 3

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(final pit). All phases are designed in accordance with the design criteria as presented above. Pit phases served as a guide to develop the life-of-mine schedule.

Figure 18.12: Pit Phases

A pre-production period of six (6) months is included in the mining schedule to provide access to ore and to provide material for the site preparation. As the orebody is near the surface, little pre-production stripping will be required in preparation for mining.

In order to increase the average grade in the early years, a cut-off grade strategy approach is used as follows:

➢

In Year 1: ore between 0.5 and 0.8 g/t Au will be stockpiled;

➢

In Year 2: ore between 0.5 and 0.7 g/t Au will be stockpiled.

Mining of ore will start in Phase 1 (starter pit) during Year 1 through the end of Year 3.

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Overburden removal and pre-stripping in Phase 2 and Phase 3 will begin during the second half of Year 2. Mining of ore in Phase 2 will start during Year 3 through the end of Year 6. Mining of ore in Phase 3 will occur from Year 4 until Year 8.

The total material stockpiled during Year 1 and Year 2 amount to 434 kt at an average grade of 0.65 g/t Au and is reclaimed at the end of the open-pit life or on as needed basis.

A total amount of 2.4 Mt of low grade ore (between 0.3 and 0.5 g/t Au) at an average grade of 0.35 g/t Au will be stockpiled and will be reclaimed in the second half of Year 8 and early Year 9.

Based on the mine phases described above, a total mine life of 8 years at a production rate of 8,500 tpd is envisaged for mining the Joanna Hosco pit. A production schedule, including 5.1% dilution at a grade of 0.23 g/t Au and 97% mining recovery is presented in Table 18.8. The table excludes the milling of low grade material occurring during Year 8 and Year 9.

Figure 18.13 to Figure 18.21 present year-end plan of the pit, from Year 0 (pre-production period) to Year 8.

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Table 18.8: 8,500 tpd Production Schedule (CoG at 0.5g/t Au) With Dilution and Mine Recovery

		Milled Ore (1)										Stripping
		Measured		Indicated		Stockpile (2)		Total		Au metal		Stockpile		Inferred		Low Grade(5)		Waste	OB	Total	Total	S.R. (4)
Year	Period															(0.30 g/t - 0.5 g/t)					Moved
		(kt)	Au (g/t)	(kt)	Au (g/t)	(kt)	Au (g/t)	(kt)	Au (g/t)	in-situ (koz)	Rec. (3)	(kt)	Au (g/t)	(kt)	Au (g/t)	(kt)	Au (g/t)	(kt)	(kt)	(kt)	(kt)	(t/t)
0	Pre-Prod																	971	4 087	5 058	5 058	-
1	0-3	393	1.18	381	1.40			774	1.29	32	28	161	0.66			146	0.37	2524	156	2 826	3 600	3.65
	3-6	638	1.25	146	1.67			783	1.33	33	29	118	0.66			128	0.34	3211	92	3 431	4 214	4.38
	6-9	683	1.27	98	1.78			781	1.34	34	29	90	0.68			116	0.34	2869	6	2 991	3 772	3.83
	9-12	654	1.28	108	1.72			762	1.34	33	29	29	0.60			85	0.34	2129	0	2 214	2 976	2.91
2	12-15	767	1.37	24	1.49			792	1.37	35	30	14	0.61			61	0.33	1372	0	1 433	2 225	1.81
	15-18	750	1.44	16	1.38			766	1.44	35	31	9	0.60			64	0.33	1120	0	1 184	1 950	1.55
	18-21	769	1.60	61	1.59			830	1.60	43	37	14	0.62	3	1.44	59	0.34	2324	1 793	4 179	5 009	5.03
	21-24	724	1.66	22	0.94			746	1.64	39	34					30	0.37	1463	1 031	2 525	3 271	3.38
3	24-30	1 421	1.66	70	0.94			1 492	1.63	78	68					71	0.37	3406	2 406	5 883	7 375	3.94
	30-36	1 020	1.31	534	1.08			1 554	1.23	61	53			8	1.24	234	0.35	10003	36	10 281	11 835	6.62
4	36-42	1 427	1.32	217	1.03			1 643	1.28	68	59					158	0.35	8061	0	8 220	9 863	5.00
	42-48	1 384	1.42	9	0.86			1 393	1.42	63	55					92	0.35	6562	0	6 654	8 047	4.78
5	48-60	2 865	1.30	279	0.89			3 144	1.26	127	111					426	0.35	11443	0	11 869	15 013	3.78
6	60-72	2 472	1.13	809	1.24			3 280	1.16	122	106			2	1.26	397	0.34	13672	0	14 072	17 352	4.29
7	72-84	2 592	1.23	548	1.24			3 140	1.23	124	108			9	1.32	282	0.34	5199	0	5 489	8 630	1.75
8	84-96	79	1.22	1 249	1.35	434	0.65	1 763	1.17	67	58			3	1.31	52	0.35	1756	0	1 810	3 573	1.03
	Total	18 638	1.33	4 571	1.27	434	0.65	23 642	1.31	995	864	434	0.65	25	1.30	2 401	0.347	78 087	9 608	90 120	113 762	3.81
(1)	Mine recovery 97%
(2)	Stockpile: Year 1: 0.50g/t - 0.80g/t, Year 2: 0.50g/t - 0.70g/t.
(3)	Mill recovery 86.8%.
(4)	Stripping ratio: excluding stockpile
(5)	Low grade material will be milled at the end of the life of mine.

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1900 N
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.13: Year-End Plan – Pre-Production Year

8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.14: Year-End Plan – Year 1

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8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N

Figure 18.15: Year-End Plan – Year 2

8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.16: Year-End Plan – Year 3

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8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 16.17: Year-End Plan – Year 4

8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.18: Year-End Plan – Year 5

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8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.19: Year-End Plan – Year 6

1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N
8200 E
8400 E
8600 E
8800 E
9000 E
9200 E

Figure 18.20: Year-End Plan – Year 7

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8200 E
8400 E
8600 E
8800 E
9000 E
9200 E
1800 N
1700 N
1600 N
1500 N
1400 N
1300 N
1200 N
1100 N

Figure 18.21: Year-End Plan – Year 8

18.6.6

Waste Rock, Overburden and Low Grade Material

18.6.6.1

Waste Rocks and Low Grade Material Management

Mineralization is associated with arsenopyrite so the rock content of sulphur and arsenic is generally related to its gold content. Thus, the furthest waste rocks from the mineralized zone, or the majority, given the type of operation (open-pit), generally contain lower levels of sulphur and arsenic, while those surrounding the mineralized zone contain more.

The mine plan will segregate waste rocks according to sulphur and arsenic levels and dispose them separately to protect the environment. For the purpose of this analysis, over 80% of waste rocks will contain little sulphur and arsenic and present no particular risk to the environment.

It is estimated that the remaining waste rocks (20%) will consist of waste rocks from the mineralized envelope and could leach arsenic and require environmental protection measures. These waste rocks will be stored in a separate area.

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In addition to the two waste rock piles, there will be a pile of low grade material. This material will be processed at the concentrator at the end of the mining operation phase. Low grade material can also leach arsenic.

Directive 019 specifies storage conditions for acid-generating and leachable waste rocks:

"Where it can be converted, an accumulation area for acidic or leachable waste rocks must be designed to include measures to prevent the transport of contaminants into groundwater. A system to collect percolating water, including drainage ditches around the waste rock piles, must be installed to channel water collected to appropriate treatment installations."

Thus, piles used to store low grade material and waste rocks from the mineralized zone will be encircled by drainage ditches in order to collect run-off water and have it flow into a basin where it will be pumped and adequately treated before being released into the environment.

A drainage ditch will also be implemented around the low-sulphur-and-arsenic-content waste rock pile in order to monitor the quality of run-off water and confirm that those waste rocks do not represent an environmental risk. Moreover, because of the gentle slope, parts of the deposits excavated nearby the pit will be placed on the pile site (average thickness of about 0.5 m) to form a donkey-back and facilitate waste rock drainage to surrounding ditches. Given the nature of the deposits in the area (clay), no additional waterproofing measures are planned. Furthermore, as the airport is close by, there may be restrictions on the maximum height of the waste rock piles. This will be validated during the Feasibility Study.

Under the Mining Act, any new accumulation area should be fully re-vegetated (top, slopes and steps). The waste rock piles should thus be designed with slopes so they can be planted over. The restoration of waste rock piles should be done gradually, level by level.

18.6.6.2

Overburden Material Management

Digging the pit will require the removal of a quantity of overburden estimated at about 9.6 Mt, mainly made up of clay. Because of its water content, the overburden cannot be used directly as building material for the various facilities. It will be stored on a pile located near the pit and will be used later as building material for the gradual restoration of waste rock piles or restoration work once mining will have ceased.

The stored material must be protected against wind erosion and water to prevent material dispersion into the environment. Although natural vegetation will spread quickly because of the

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nature of the material, it is recommended to sow overburden with a mixture of seeds (grasses and legumes) adapted to local conditions to accelerate the process. The seeds which will be used will have to have been already used as commercial species in agriculture. Grasses will quickly cover the overburden pile, thus limiting erosion risks. Grasses being however annual, will quite rapidly be replaced by leguminous plants which are less attractive for birds.

As mentioned previously, part of the overburden will be placed nearby low grade material and waste rock piles to raise the land slightly and promote drainage towards the nearest ditch.

18.6.6.3

Waste Rock Stockpile Area

Waste rock material represents the material containing 0.3 g/t Au or less. As previously mentioned, the preliminary arsenic test concluded that approximately 20% (16 Mt) of waste rock could potentially have an arsenic content. The two portions of waste material will be managed separately to reduce restoration cost. The larger portion of the waste material (80%), which is not considered problematic, will be stockpiled on the main waste dump. The major portion of the remaining waste material (20%), which is considered problematic, will be stockpiled on the secondary waste dump and the remaining portion corresponding to 2.5 Mt will be dumped in the pit during the last two or three years.

The waste dumps have been designed according to the waste requirements of the pit and are located around the periphery of the mine to minimize the haulage distance and to reduce costs.  The main waste dump and secondary waste dump, located north of the pit, on the north side of the Stitchman Creek will have a total capacity of 30.5 million m3 (62 million tonnes) and 6.8 million m3 (14 million tonnes), respectively. (see Appendix C – General Arrangement Plot Plan of the Joanna Site).

The capacities of the dumps have been estimated using a swell factor of 30%. The design parameters are as follow:

➢

Face angle: 35°;

➢

Bench height: 15 m;

➢

Berm width: 10 m;

➢

Number of bench: 4 (main waste dump), 3 (secondary waste dump);

➢

Minimum distance from Stitchman Creek = 100 m.

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18.6.6.4

Low Grade Stockpile Area

The material from grade 0.3 g/t Au to 0.5 g/t Au will be stockpiled near the entrance of the proposed pit, on the south side of the Stitchman Creek. The total amount of low grade ore is 1.5 million m3 (2.4 Mt) at an average grade of 0.35 g/t Au. This low grade material will be reclaimed at the end of the life-of-mine. (see Appendix C – General Arrangement Plot Plan of the Joanna Site).

The capacity of the low grade disposal has been estimated using a swell factor of 30%. The design parameters are as follows:

➢

Face angle: 35°;

➢

Bench height: 10 m;

➢

Berm width: 10 m;

➢

Number of bench: 2;

➢

Minimum distance from Stitchman Creek = 100 m.

18.6.6.5

Overburden Stockpile Area

Overburden material will be removed from Year 0 to Year 3. The overburden dump, located north-west of the pit, will have a capacity of 4.7 million m3 (9.6 million tonnes) (see Appendix C – General Arrangement Plot Plan of the Joanna Site). The overburden dump design parameters are as follows:

➢

Face angle: 35°;

➢

Bench height: 10 m;

➢

Berm width: 10 m;

➢

Number of bench: 3;

➢

Minimum distance from Stitchman Creek = 100 m.

18.6.7

Water Management

18.6.7.1

Mine Water

As part of the Joanna Hosco project, it is anticipated that dry conditions will be maintained by drying wells laid out around the pit. The results of tests on residential wells along McWatters Road

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(117) on the Joanna property sector show that water generally complies with drinking water standards for metal content. For most of the wells sampled, the arsenic levels were below the detection limit of analytical equipment. Consequently, the water pumped from drying wells may be returned to the environment without further action. Water pumped from the drying wells may also be used as fresh processing water.

Furthermore, a hydrogeological study conducted by SNC-Lavalin (2009) shows that the drawdown cone caused by keeping the pit dry does not extend to the esker area. On the other hand, the residential area near Highway 117 in the McWatters area could be affected by a significant groundwater drawdown. A more exhaustive study will be conducted as part of the Feasibility Study to identify the scale of this drawdown more clearly. Monitoring of groundwater level will be performed during mine operation and if necessary, mitigation measures will be implemented before the drawdown occurs and reduces water supply to residents of this area. Potential measures include deepening wells and re-injecting mine water into the bedrock. Most of the precipitations falling nearby the pit should get lost within cracks created by the dynamiting activities. Water surplus will be collected through a sump located at the bottom of the pit. Water will be pumped to the surface in the mine water basin to be treated.

18.6.7.2

Drainage Water from the Waste Rock Piles

As mentioned previously there will be two waste rock piles on the site, and one low grade material pile. These piles will be encircled by ditches to collect the water percolating through waste rocks and low grade material and redirect them towards the basins before being released into the environment. The water quality of these ponds will be regularly checked. Based on the results of the test platform, the water that flows from the low-levels-of-sulphur-and-arsenic waste rock pile (80%) may be returned directly to the environment.

Regarding the other waste rock pile (20%), treatment may be necessary. When needed, treatment could be applied directly in the basins. Water could also be pumped to the concentrator to be used in the process or redirected into the tailings pond. It is important to note that due to the very flat topography of the area, a double network of ditches will not be required. Indeed, the material excavated to build the ditches will be used to raise the outer side of the ditch in order to divert run-off water.

The required length of ditches is estimated at 4,000 m for the low-levels-of-sulphur-and-arsenic waste rock pile, at 1,700 m for the leachable waste rock pile and at 600 m for the low grade

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material pile. Considering a depth of 1 meter in the ditch, a width of 2 meters and slopes of 3H: 1V, this represents a respective volume of 20,000, 8,500 and 3,000 m³.

The areas occupied by the waste rock piles are 1,000,000 m² (low-levels-of-sulphur-and-arsenic), 200,000 m² (leachable) and 21,000 m2 (low grade material). Considering a maximum precipitation of 67.8 mm in 24 hours, the maximum hourly flow of water running off these piles will be about 3,000 m³/h, 560 m³/h and 60 m³/h over 24 hours respectively for waste rocks with low levels of sulphur and arsenic, the leachable waste rock pile and the low grade material. Basin capacity will correspond to those maximum hourly flows (respectively 3,000, 360 and 30 m3). It has been considered that basins will be built by excavating 50% of their volume and by using the excavated material as filling material for the other half of the required volume. Considered volumes will therefore be 1,500, 280 and 30 m3.

18.6.7.3

Water from the Tailings Pond

Water from the tailings pond will be discharged into a basin located immediately south of the tailings pond. It will be used as a recirculation basin to return water to the concentrator and as a polishing pond to settle suspended solids before releasing surplus water into the environment.

The flotation tailings have a low sulphur and arsenic content and hence do not represent a particular risk to the environment. Consequently, no effluent treatment is planned after the transition in the re-circulating basin. The basin effluent will be the final effluent and must be equipped with a system for continuous recording of pH and flow rate and be subject to monitoring under Directive 019.

Pond characteristics are:

Capacity	1.6 Mm³ (10% of tailings pond capacity)
Surface area	490,000 m²
Maximal dike height	6 m
Length of dike	2,050 m
Slope of dike	1V:2.5 H
Volume of dikes to be built	186,000 m³
Crest width of dikes	6 m
Freeboard	1.0 m

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18.6.7.4

Environmental Discharge Objectives

The final effluent discharge criteria prescribed in Directive 019 consists of maximum limit values. The environmental discharge objectives (EDO) to be imposed by the MDDEP may well be far more stringent than those specified under Directive 019 and the MMER. The EDOs will be based on water volumes discharged as well as water quality, the minimum annual flow, and usages of the receiving stream. The Stitchman Creek has low flow because of its small watershed. Even if the Stitchman Creek offers low dilution, the tailings pond effluent should be directed there without further action since the tailings are low risk and thus the metal content of the effluent should be very low.

18.6.8

Mining Operations

The Joanna Hosco ore deposit will be mined using conventional open-pit mining methods based on a truck/shovel operation. All equipment will be diesel powered.

The production plan presented in Table 18.8 was used as the basis in determining the fleet requirements. All equipment is assumed to be owned by Aurizon Mines Ltd. and operated by Aurizon Mines Ltd. personnel. The mine will operate on 2 x 12-hour shifts per day, 7 days per week and 365 days per year with 2 crews rotating on a 1-week in, 1-week out schedule. The selection of the primary mining fleet is based on cycle time estimations, mechanical availability and utility factors, as well as average yearly haulage profiles.

18.6.8.1

Drilling

Blast holes will be carried out by diesel-powered down-the-hole drills with the following parameters:

a.

Diameter blast hole: 6.25 inches;

b.

Drilling pattern: 5.2 m by 5.2 m pattern in ore and on a 6 m by 6 m pattern in waste;

c.

Sub drill: 0.8 m;

d.

Re-drill: 10%;

e.

Penetration rate: 25 m/hr.

The net productive time for drilling is based on a 12-hour shift with a total of 75 minutes of scheduled delays. The operator efficiency for the drilling operation has been established at 45 minutes per hour (75%) to account for the time required for the drill to move between holes. Thus the remaining available productive time is estimated at 484 minutes (8.1 hours) per 12-hour shift.  The operating parameters for drilling are summarized in Table 18.9.

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Table 18.9: Net Productive Time: Drilling

Category	Time/Shift
(minutes)
Scheduled time per shift (12 hrs)	720

Scheduled non-productive time
Startup	15
Shut down	15
Coffee break	15
Lunch	30
Net scheduled time	645

Job efficiency (75% or 45 min-hr)	161

Operating minutes per shift	484

Operating Hours per Shift	8.1

18.6.8.2

Blasting

Blasting will be executed under the contract with an explosives company that will supply the blasting materials and technology, portable storage facility with silo and equipment to deliver explosives products. The explosives supplier will also be responsible for providing a down-the-hole service. Blasting will be conducted using an emulsion type explosive with an average density (in the hole) of 1.15 kg/m3. Based on the drilling pattern of 5.2 m x 5.2 m in ore and 6 m x 6 m in waste, the design powder factors are 0.237 kg and 0.178 kg of explosives per tonne of rock for ore and waste material, respectively. After mining commences, fragmentations will be evaluated and the drill and blast parameters may be further refined to optimize results.

18.6.8.3

Loading and Hauling

Loading and hauling will be conducted using a fleet of 100-ton capacity trucks (for both ore and waste) in combination with a 10 m3 capacity hydraulic front shovel in ore and waste. This combination will allow 5-pass loading of trucks. The truck loading time has been estimated at 2.1 minutes for ore and waste. The maximum shovel productivity per shift has been estimated at 23,639 tonnes of ore or waste per shift and 17,996 tonnes of overburden per shift. A 10 m3 capacity wheel loader will also be used to complement the hydraulic shovels in an effort to maximize the flexibility and blending capacity of the operation. The wheel loader will be used in Year 8 and Year 9 to load haul trucks with ore reclaimed from the low grade stockpile.

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18.6.8.4

Net Productive Time

Productivity parameters have been established based on a net productive time of 9.3 hours per 12-hour shift. This time incorporates a total scheduled non-productive time of 75 minutes per shift to account for shift change, routine inspection and lubrification, coffee and lunch breaks as summarized in Table 18.10.

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Table 18.10: Net Productive Time: Loading and Hauling

Category	Time/Shift
(minutes)
Scheduled time per shift (12 hrs)	720

Scheduled delays
Shift change	15
Inspection	15
Coffee break	15
Lunch	30
Net scheduled time	645

Job efficiency (87% or 52 min-hr)	86

Operating minutes per shift	559

Operating Hours per Shift	9.3

18.6.8.5

Loading Parameters

The in-situ material densities average 2.66 tonnes/m3 of ore and waste over the mine life. Blasting will result in a swell factor of approximately 30% which will yield a loose density of 2.05 tonnes/m3 in both ore and waste. It is anticipated that the use of the high precision detonators for blasting initiation will yield good fragmentation, resulting in an overall bucket fill factor of 93%.  Based on these parameters and the annual mine plan, the yearly shovel/loader requirements were calculated.  The loading parameters are summarized in Table 18.11.

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Table 18.11: Loading Parameters

Parameter	Ore	OB	Waste
Bucket size (m3)	10	10	10
Fill factor (%)	93%	93%	93%
In-situ bulk density (t/m3)	2.66	2	2.66
Swell factor (%)	30%	30%	30%
Loose density (t/m3)	2.05	1.54	2.05
Tonne per bucket (t)	19.03	14.31	19.03
Truck capacity (t)	91	91	91
Time/pass (min)	0.42	0.42	0.42
Pass/truck (pass)	4.78	6.36	4.78
Rounded (pass)	5.00	6.00	5.00
Loading time (min)	2.08	2.50	2.08
Truck spot time (min)	0.17	0.17	0.17
Total time/truck (min)	2.25	2.67	2.25
Truck loads/shift	248	210	248
Tonnes per trip	95.1	85.8	95.1
Shift Production Capacity (t/shift)	23,639	17,996	23,639

18.6.8.6

Hauling Parameters

Average annual haul profiles were created based on the annual mine plan. Haul routes were traced in MineSight software according to the mining centroid for each year, and for each respective haul route (i.e., ore, waste, low grade and overburden). Haul truck travel speeds were based on internal database and compared to manufacture rimpull charts and were used to determine the average annual cycle times, including an allowance factor of approximately 10% to account for additional cycle delays, e.g., queuing, waiting. These cycle times were then used to determine the annual haulage fleet size.  A summary of the annual average cycle time for ore, waste, low grade material, and overburden can be found in Table 18.12.

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Table 18.12: Average Cycle Time

Year	Cycle Time (min.)*
	Ore	Waste	Low Grade	Overburden
Pre-Production	0.00	8.68	0.00	7.10
Year 1	5.73	9.97	8.38	7.36
Year 2	8.97	11.30	10.27	7.41
Year 3	6.70	10.74	7.78	7.64
Year 4	10.11	12.92	11.18	0.00
Year 5	10.37	15.37	12.12	0.00
Year 6	12.93	15.74	14.67	0.00
Year 7	12.53	18.32	14.27	0.00
Year 8	16.55	23.20	18.30	0.00
* excluding loading and dumping time

18.6.8.7

Equipment Availability

Equipment availability was estimated based on the following assumptions:

➢

Constant utilization availability of 95% for trucks and shovel over the mine life;

➢

Availability profiles for shovels and trucks based on general manufacturer’s benchmarks and an age-based maintenance plan. Newer units can expect highest availabilities due to the age of fleet and potential manufacturer’s guaranteed rates. A minimum availability of 85% was assumed as the fleet ages.

The annual truck and shovel fleet availability chart is presented in Figure 18.22.

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Figure 18.22: Equipment Mechanical Availability over Mine Life

18.6.8.8

Mine Support Equipment

The following service equipment was selected to carry out the routine road maintenance and other miscellaneous work within and around the mining areas:

➢

Track-dozers: two (2) track-dozer 410 hp are used to maintain waste dumps as well as to perform general work within the mine;

➢

Grader: One (1) motor grader 265 hp is used for road maintenance;

➢

Water truck: One (1) water truck of 20,000 liter space capacity with interchangeable boxes depending on the season: a box to hold crushed stone for icy road conditions in winter, and one box to carry water for dust abatement in the summer;

➢

Wheel-dozer: One (1) wheel-dozer 354 hp is used for road maintenance, blast hole stemming and snow removal;

➢

Small excavator: One (1) backhoe excavator 188 hp is used to excavate and maintain ditches around the pits;

➢

Other service equipment: One (1) crane, one (1) fuel truck, one (1) service truck, one (1) tire handler and a few pick-up trucks.

18.6.8.9

Mine Equipment Annual Fleet Requirements

Table 18.13 provides a list of the mine equipment requirements during the life of the mine.

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Table 18.13: Mine Equipment List for 8,500 tpd

Type	Pre-Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8

PRIMARY
Hydraulic Front Shovel (10 m3)	2	2	2	2	2	2	2	2	2
Front End Loader (10 m3)	1	1	1	1	1	1	1	1	1
Haul Truck (100 ton)	4	5	5	9	9	9	9	6	6
SECONDARY
Percussion Drill (6”1/4)	1	2	2	2	2	2	2	2	1
Track Dozer (410 hp)	2	2	2	2	2	2	2	2	2
Motor Grader (265 hp)	1	1	1	1	1	1	1	1	1
Water Truck (20,000 l)	1	1	1	1	1	1	1	1	1
AUXILIARY
Wheel Dozer (354 hp)	1	1	1	1	1	1	1	1	1
Backhoe Excavator (188 hp)	1	1	1	1	1	1	1	1	1
Hydraulic Crane Truck Mounted - 75 t	1	1	1	1	1	1	1	1	1
Fuel Truck 10,000 l.	1	1	1	1	1	1	1	1	1
Prime Mover for Low Bed 650 hp, 3 Axles Tractor	1	1	1	1	1	1	1	1	1
Service Truck 22,000 GWV, 250 hp	1	1	1	1	1	1	1	1	1
Tire Changer Truck Mounted	1	1	1	1	1	1	1	1	1
4x4 Crew Cab, Pick Up 3/4 t	3	3	3	3	3	3	3	3	3
4x4 Single Cab Pick-Up 3/4 t	3	3	3	3	3	3	3	3	3
Lighting Tower 4 Post of 1000 w. / Diesel Generator	2	2	2	2	2	2	2	2	2
Total Fleet	27	29	29	33	33	33	33	30	29

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18.6.8.10

Mining Services

18.6.8.11

Dewatering

It is recommended to construct a drainage ditch around the perimeter of the pit to collect run off water. In addition, a suitable pumping system will be included in the design for the dewatering of the pit.

18.6.8.12

Aggregate Requirement

Considering the size of the mine and the availability of aggregate in the vicinity of the mine, there will be no aggregate plant at the Joanna mine site.

18.6.8.13

Contract Mining

The Pre-Feasibility Study assumes that mining would be carried out using owner’s equipment and personnel. However, contract mining submissions should be requested from mining contractors to provide a comparison for owner’s mining scenario.

18.6.8.14

Purchase of Used Equipment

For the mine production and service equipment procurement, two (2) different scenarios were analyzed. The first scenario consists of purchasing new mobile equipment, as presented in the section above. The second scenario envisages the purchase of used mobile equipment. In the latter scenario, the following assumptions were made:

➢

All mobile equipment including support equipment are considered;

➢

Mechanical availability of equipment has been adjusted to a constant 78% over the life of the mine;

➢

Equipment operating cost has been increased from 10%.

The mine mobile equipment list associated with the scenario of purchasing used equipment is presented in Table 18.14.

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Table 18.14: Mine Equipment List for 8,500 tpd – With Used Equipment

Type	Pre-Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8

PRIMARY
Hydraulic Front Shovel (10 m3)	2	2	2	2	2	2	2	2	2
Front End Loader (10 m3)	1	1	1	1	1	1	1	1	1
Haul Truck (100 ton)	4	6	6	9	9	9	9	6	6
SECONDARY
Percussion Drill (6”1/4)	1	2	2	2	2	2	2	2	1
Track Dozer (410 hp)	2	2	2	2	2	2	2	2	2
Motor Grader (265 hp)	1	1	1	1	1	1	1	1	1
Water Truck (20,000 l)	1	1	1	1	1	1	1	1	1
AUXILIARY
Wheel Dozer (354 hp)	1	1	1	1	1	1	1	1	1
Backhoe Excavator (188 hp)	1	1	1	1	1	1	1	1	1
Hydraulic Crane Truck Mounted - 75 t	1	1	1	1	1	1	1	1	1
Fuel Truck 10,000 l.	1	1	1	1	1	1	1	1	1
Prime Mover for Low Bed 650 hp, 3 Axles Tractor	1	1	1	1	1	1	1	1	1
Service Truck 22,000 GWV, 250 hp	1	1	1	1	1	1	1	1	1
Tire Changer Truck Mounted	1	1	1	1	1	1	1	1	1
4x4 Crew Cab, Pick Up 3/4 t	3	3	3	3	3	3	3	3	3
4x4 Single Cab Pick-Up 3/4 t	3	3	3	3	3	3	3	3	3
Lighting Tower 4 Post of 1000 w. / Diesel Generator	2	2	2	2	2	2	2	2	2
Total Fleet	27	30	30	33	33	33	33	30	29

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18.7

Site Infrastructure

The project is based on mining/concentrator at Joanna and Albion at Casa Berardi. The project will benefit from Casa Berardi existing infrastructure including tailing disposal for high arsenic content tailings from the Albion process. At Joanna, all required infrastructure and services will be located near the open-pit mine in order to minimize the footprint and its impact on the environment and wildlife.

18.7.1

General Joanna and Casa Berardi Site Plot Plans

The general arrangement plot plan for Joanna Hosco is presented in Appendix C, indicating all major site structures, buildings, services, and other surface and underground works. At Casa Berardi, many of the existing infrastructures will be used and shared with the added processing facility for treatment of the Joanna concentrate.

18.7.2

Main Buildings and Surface Works at the Joanna Site

The main site processing and service buildings and structures consist of the following:

➢

Crusher building structure serving as an enclosure to the crusher and related equipment;

➢

Crushed ore storage silo;

➢

Main processing plant building, including maintenance shop, electrical rooms and employee facilities;

➢

Mine services building consisting of a garage for mining vehicles and light vehicles, a truck wash bay, a warehouse area and mining employee facilities.

The mine garage comprises of a pre-engineered insulated dome light structure measuring 38.1 m wide by 38.1 m long with a dome height of about 16.8 m. A wash bay will be built inside the garage.

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18.7.3

Ancillary Buildings and Surface Structures at the Joanna Site

Other buildings and surface structures at the site include the following:

➢

Main electrical substation;

➢

Guardhouse;

➢

Fresh water pump house;

➢

Process water reclaim pump house at settling basin;

➢

Sewage treatment plant;

➢

Explosives storage shed;

➢

Fuel storage and fuelling station.

18.7.4

Services and Distribution Networks at the Joanna Site

Services and distribution networks, both aboveground and underground, include the following:

➢

Main access road to site from Highway 117;

➢

On-site roadwork;

➢

Employee parking areas;

➢

Perimeter fencing;

➢

Existing railway and railway crossing for site access;

➢

Electric power lines from ‘Hydro–Québec’’, 120 kV line to main substation;

➢

On-site electrical distribution;

➢

Natural gas pipeline from ‘’Gaz Metropolitain’’ main line to plant manifold and to site buildings;

➢

Fresh water supply from underground wells or from mine dewatering;

➢

Fresh water site fire loop and fire protection system;

➢

Reclaim water pipeline;

➢

Flotation tailings disposal pipeline.

18.7.5

Main Site Stockpiling and Disposal Areas at the Joanna Site

The main Joanna site surface works include the following:

➢

The open-pit mine;

➢

Main waste rock stockpile;

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➢

Secondary waste rock stockpile (containing arsenic);

➢

Low grade material stockpile;

➢

Overburden material stockpile;

➢

Flotation tailings disposal pond;

➢

Flotation tailings reclaim water settling basin.

18.7.6

Off-Site Albion Concentrate Processing at Casa Berardi

For the Albion processing plant at the Casa Berardi site many of the existing infrastructures will be used and shared with the added processing plant. The major impact of off-site Albion processing on the Joanna site infrastructure is as follows:

➢

The main Joanna processing building will have a smaller footprint seeing that all processing areas starting at the IsaMill, including the oxygen plant, will be built at the off-site facility;

➢

Service networks such as fresh water, fire loop, electrical feed, and main substation will be built to lower capacity;

➢

All infrastructures related to the cyanide tailings, including the tailings disposal area, the cyanide tailings pond, and effluent cyanide destruction station and cyanide tailings pipeline will not be built at Joanna.

In turn, the Casa Berardi location must provide the following space and services to accommodate the processing areas not built at the Joanna site:

➢

An available area to allow construction of the processing areas required to receive, stockpile, and process the Joanna concentrate. Some existing facilities at the off-site location will be shared if sufficient capacity is available or if capacity of existing equipment or areas will be increased. The main additions will be as follows:

•

Process building for IsaMill and CIP area;

•

Electrical room;

•

Outside processing area for oxidative leaching and cyanide leaching;

•

Reagent storage including lime silo and acid storage;

•

Oxygen plant and storage;

•

Cyanide tailings pipeline to tailings pond;

•

Cyanide tailings disposal cell.

➢

The Casa Berardi facility will provide the carbon stripping and refinery operation;

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➢

The Casa Berardi facility will provide facilities for employees required to operate the process and maintain the equipment and facilities;

➢

The Casa Berardi facility will provide services such as power for process and building HVAC (ventilation), process water and fresh water;

➢

The Casa Berardi facility will be able to dispose of and manage the cyanide tailings generated by the Joanna material processing.

18.8

Energy Consumption

18.8.1

Electrical Energy

A breakdown of installed and operating power for the concentrator processing areas, but excludes common site infrastructure, which is not considered to be a significant addition, is presented in Table 18.15.

Table 18.15 : Summary Table of Installed and Operating Power

Description	Installed kW	Operating kW
Joanna Site	14,771	13,328
Casa Berardi Site	2,603	2,239
TOTAL	17,374	15,567

The energy consumption per site has been established and is as follows:

Table 18.16 : Summary Table of Electric Power Consumption

Description	kW	MWh/yr
Joanna Site	9,754	85,443
Casa Berardi Site	1,803	15,795
TOTAL	11,557	101,238

18.8.2

Natural Gas

Natural gas is used for heating the concentrator buildings and the maintenance shop at the Joanna site. The Casa Berardi site uses electricity. The consumption of natural gas is a factored estimate based on building volume. The natural gas consumption is estimated to be 741,200 m3

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for the concentrator buildings and 230,400 m3 for the garage. The cost of natural gas is assumed to be $0.35/m3.

18.8.3

Diesel

Diesel fuel is used for the mine equipment. A breakdown of diesel fuel consumption in kl/yr for the pre-production period through Year 8 is provided in Table 18.17. The consumption rate of each vehicle is also provided in the table.

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Table 18.17 : Diesel Fuel Consumption for Mine Equipment

Mine Equipment	Cons. (l/hr)	Pre-prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8

PRIMARY
Hydraulic Front Shovel (10 m3)	170	425	981	894	1,338	1,200	1,006	1,162	578	239
Front End Loader (10 m3)	116	197	394	394	394	394	394	394	394	230
Haul Truck (100 ton)	75	686	2,211	2,043	3,102	3,530	3,317	4,050	2,113	1,052
SECONDARY
Percussion Drill (6”1/4)	109	54	845	588	979	1,042	884	1,016	532	229
Track Dozer (410 hp)	57	330	659	659	659	659	659	659	659	384
Motor Grader (265 hp)	32	92	185	185	185	185	185	185	185	108
Water Truck (20,000 l)	30	87	173	173	173	173	173	173	173	101
AUXILIARY
Wheel Dozer (354 hp)	45	77	153	153	153	153	153	153	153	89
Backhoe Excavator (188 hp)	26	35	71	71	71	71	71	71	71	41
Hydraulic Crane Truck Mounted - 75 t	60	41	82	82	82	82	82	82	82	48
Fuel Truck 10,000 l.	20	20	41	41	41	41	41	41	41	24
Prime Mover for Low Bed 650 hp, 3 Axles Tractor	61	31	62	62	62	62	62	62	62	36
Service Truck 22,000 GWV, 250 hp	10	10	20	20	20	20	20	20	20	12
Tire Changer Truck Mounted	10	5	10	10	10	10	10	10	10	6
4x4 Crew Cab, Pick up 3/4 t	6	18	37	37	37	37	37	37	37	21
4x4 Single Cab Pick-up 3/4 t	6	18	37	37	37	37	37	37	37	21
Lighting Tower 4 Post of 1000 w. / Diesel Generator	10	27	54	54	54	54	54	54	54	32
Total Consumption		2,127	5,961	5,449	7,343	7,696	7,131	8,153	5,148	2,643

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18.9

Site Security, Health and Safety

18.9.1

Employee Health and Safety

Aurizon Mines Ltd. has developed and approved a health and safety company policy. Employee health and safety is always a concern for Aurizon who achieves its objectives by mobilizing the resources required to develop and implement the appropriate programs.

Aurizon Mines Ltd. will therefore provide a general health and safety guideline for all phases of the Joanna project i.e. construction, development and operation, and restoration.

This general guideline requires that a procedure be developed for each Aurizon site or project which demonstrates the company’s commitment to the following:

➢

Ensure that each activity, however important it may be, be performed in a safe manner;

➢

Provide a clean environment and safe working conditions;

➢

Provide information and training to ensure that all personnel perform their work in a safe and responsible manner;

➢

Promote leadership in safety and prevention to stimulate personal commitment at all levels;

➢

Include health and safety aspects in the planning and decision process throughout the life cycle of a site or project;

➢

Develop and implement programs related to prevention and health and safety covering risk management and control in the workplace;

➢

Comply with all applicable rules and regulations with regard to health and safety;

➢

Ensure that an external verification and control process is implemented.

18.9.2

Quality of Life

The closest residences are located 1.7 km south-west and 2.3 km east of the pit. The location of the following infrastructures/activities will therefore need to take this into account:

➢

Tailings site, waste dumps in relation to the prevailing winds;

➢

Crusher, plant and blasting in relation to the noise and vibration levels;

➢

Blasting in relation to the noise and vibration levels.

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Flight time in the air corridor is also taken into consideration when dynamiting is required.

18.9.3

Mine Safety and Mine Rescue

According to the Occupational Health and Safety Regulations which apply to the mines (S-2.1, r.19.1), the presence of a mine rescue team is not required for open-pit mines. It is only required for underground mines.

Article 17.01 : “À la demande de la Commission de la santé et de la sécurité du travail, des postes d'appareils de sauvetage pour les mines souterraines doivent être organisés, équipés et entretenus”.

A fire brigade will therefore be preferred.

18.9.4

Fire Brigade

The Joanna project is situated on the territory covered by the fire department of the city of Rouyn-Noranda; the latter will provide services in case of emergency.

Rouyn-Noranda has a fire station located at McWatters, which is 14 km from the Joanna Hosco mine. The emergency response time is approximately 20 minutes.

An internal fire brigade, four (4) members per shift, will be required to deal with a fire outbreak while waiting for the Rouyn-Noranda brigade.

The fire protection system must protect the equipment and respect the requirements associated with each one.

➢

The trucks used for material extraction from the pit as well as other production equipment must be equipped with a fire protection system with manual and automatic release;

➢

The plant will require cabinets equipped with 1½ inch fire hoses located such that the fire fighting personnel may reach all sectors of the plant. Some specific equipment such as internal conveyors and oil lubrication units will be protected by sprinkler systems;

➢

The laboratory will be protected by a sprinkler system;

➢

The offices, dryers, dining rooms and control rooms will be equipped with a sprinkler system and hose cabinets;

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➢

The main transformer room requires a sprinkler protection system. Manual fire extinguishers will be installed in electrical rooms that do not require a sprinkler system.

18.9.5

Secure Access to Site

Aurizon Mines Ltd. has established a set of rules related to property access, visits, protection of people and goods, use of facilities, searches, parking, circulation on the premises, vehicle utilization as well as other rules applicable on their properties.

18.9.6

Gold Room and Gold Handling Security

A secure Gold Room will be constructed at Joanna to melt gold from the gravity concentrator. Concentrate from Joanna will be delivered to the Casa Berardi site, where refining will be carried out. The Casa Berardi mining site already has a complete security system for gold handling.

The company selected for concentrate transportation must have liability insurance covering the cost of the product.

A risk analysis to determine the procedures to be implemented for secure transfer will be performed later on according to the transportation method used.

18.9.7

Environmental Emergency Plan

For the Joanna project, the main risks of environmental accidents linked to mining activity will mostly consist of a break in the tailings pond dike and a spill of any hazardous substances (chemical products, oil-based products, etc.). Another major risk is the spillage of gold and arsenopyrite concentrate during transportation to the Casa Berardi mining site. Very strict safety measures will be implemented among employees and a responsibility structure will facilitate prompt and effective intervention in case of accident.

To demonstrate its commitment towards environmental protection, Aurizon Mines Ltd. has developed an environmental policy requiring that management of each facility be responsible for complying with this policy.

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Therefore, Joanna Management will establish internal standards and will conduct audits in order to confirm compliance with the standards, provincial and national laws, relevant municipal by-laws as well as codes of industrial practices.

An environmental emergency plan, in conjunction with the emergency response plan will be implemented. The plan will ensure that proper actions are taken in case of a disaster and therefore minimize contamination and impact on environment and health.

The environmental emergency plan will include the following sections:

➢

Implementation of environmental emergency measures (scope of plan, responsibility, organization chart);

➢

Information regarding the current environmental hazards (nature of the risks, type of product, inventory, storage area, etc.) and their consequences in case of an incident;

➢

Intervention management (control center, coordination center, information center, news agency and media group, etc.);

➢

Alarms and mobilization;

➢

Roles and responsibilities of internal and external responders;

➢

Specific intervention plans for each of the environmental risks defined (spill, leakage, embankment, etc.);

➢

Supply and equipment, machinery, etc.;

➢

Circulation and access control;

➢

Internal and external communication plan;

➢

Training, simulation and drill;

➢

Directory of internal and external resources;

➢

Plans of the site and installations.

The emergency plan will specify the responsibilities of the people in charge, the actions to be taken in the event of an accident and the phone numbers and persons to contact in a predetermined order of priority.

In summary, the intervention should include the following stages:

➢

Employees: First-line response should limit the damage through fast action. Any spill should be reported to the immediate superior;

➢

Senior Officer: Should inform the environmental officer and coordinate the work to limit the damage until the environmental officer arrives;

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➢

Environmental Officer: Will be responsible for operations after arriving on site. For major accidents, the Environmental Officer should inform the municipality and MDDEP Emergency-Environment intervention team of the situation as soon as possible to minimize consequences. The Emergency-Environment team can be reached at all times by dialling toll free 1-866-694-5454. The environmental office should also advise the mine director of the severity of the accident.

➢

Mine Director: Should ensure that the intervention plan is adequate and should follow up on any corrective action after an accident.

18.9.8

Environmental Management System

SNC-Lavalin has been mandated to develop a corporate environmental management system. The implementation of this system should be completed in the second quarter 2010.

With the implementation of the environmental management system, Aurizon Mines Ltd. wishes to achieve the following objectives:

➢

Systematize the company’s environmental practices and improve some of them in order to limit environmental incidents;

➢

Determine which environmental aspects are significant for the company and assess them;

➢

Establish good relationships with the communities involved and the general public in order to be aware of their priorities;

➢

Maintain good relationships with the employees, governmental, municipal and local authorities;

➢

Include social responsibility in activity management;

➢

Improve the company tools to face crisis and emergency situations;

➢

Identify benefits that show the advantages of adopting sound management practices;

➢

Ensure that employees, suppliers and subcontractors are aware of the environmental aspect of their work;

➢

Implement a procedure for the preparation of performance reports;

➢

Improve the releasing process of results for transparency purposes;

➢

Integrate global development questions into the decision-making process of the mine;

➢

Implement an audit procedure;

➢

Contribute to the social and economical development of the communities.

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The implementation of the environmental management system will first include an environmental analysis.

18.10

Labour Force

18.10.1

Organizational Structure

The Joanna site operations will be organized into two areas; mine and concentrator. Each area will be managed by their respective superintendents. The Val d’Or office will provide technical services and organize the administrative structure.

The Feasibility will review the improvement of the existing technical team in order to provide the appropriate support for an open-pit operation.

The Feasibility will also review the improvement of the existing administrative team in order to provide the appropriate support for a full hourly employee working in an open-pit operation. Currently, there is no hourly employee active for Aurizon.

The operations added to the Casa Berardi facility will be integrated within the Casa Berardi management structure. Some additional direct labor is planned; however, much of the existing supervision and support resources at Casa Berardi will be shared with no additional resources added.

The Feasibility will review the improvement of the existing supervision, technical and administrative team in order to provide the appropriate support.

The average total labor force over the life of mine is 160 employees. The maximum labor force occurs during Year 6 and amounts to 171 employees.

18.10.2

Mine Hourly Staff Headcount

The hourly staff schedule is based on a mining operation operating on a 7-day schedule with two 12-hour shifts scheduled per day. The mine hourly labor is shown in Table 18.18. The blasting crew is included in the contractor’s cost, and therefore, is not included in the next table. The Feasibility will validate if this schedule is in line with active operations in the area.

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Table 18.18 : Mine Hourly Labor

Mine Hourly Staff		Pre-prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8
Open-Pit Operations
Shovel / Loader Operator		8	8	8	8	8	8	8	8	8
Haul Truck Operator		11	18	17	25	28	27	32	17	15
Drill Operator		1	6	4	7	7	6	7	4	3
Wheel Dozer Operator		4	4	4	4	4	4	4	4	4
Track Dozer Operator		6	6	6	6	6	6	6	6	6
Grader Operator		4	4	4	4	4	4	4	4	4
Water Truck Operator		4	4	4	4	4	4	4	4	4
Other Auxiliary Equipment		4	4	4	4	4	4	4	4	4
General Labor		4	4	4	4	4	4	4	4	4
Janitor		2	2	2	2	2	2	2	2	2
	Subtotal	48	60	57	68	71	69	75	57	54
Mine Maintenance
Field General Mechanic		2	2	2	2	2	2	2	2	2
Field Welder		2	2	2	2	2	2	2	2	2
Field Electrician		2	2	2	2	2	2	2	2	2
Shovel Mechanic		2	2	2	2	2	2	2	2	2
Shop Mechanic		2	2	2	2	2	2	2	2	2
Mechanic Helper		2	2	2	2	2	2	2	2	2
Welder-Machinist		2	2	2	2	2	2	2	2	2
Lube/Service Truck		2	2	2	2	2	2	2	2	2
General Labor		2	2	2	2	2	2	2	2	2
Janitor		2	2	2	2	2	2	2	2	2
Tool Crib Attendant		2	2	2	2	2	2	2	2	2
	Subtotal	22	22	22	22	22	22	22	22	22
Total Hourly Labor		70	82	79	90	93	91	97	79	76

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18.10.3

Mine Salaried Staff Headcount

Aside from the shift foreman, the drill and blast foreman, and the dispatcher, the salaried staff follows a standard 40-hour work week. The mine salaried staff is presented in Table 18.19.

Table 18.19 : Mine Salaried Staff

MINE SALARIED STAFF	No.
Open-Pit Operations
Mine Superintendent	1
Mine Shift Foreman	4
Drill & Blast Foreman	2
Dispatcher	2
Production / Mine Clerk	1

Mine Maintenance
Maintenance Superintendent	1
Maintenance Planner	1
Maintenance Foreman	2
Maintenance Clerk	1

Mine Engineering
Chief Engineer	1
Senior Mine Planning Engineer	1
Pit Engineer	1
Env. / Water Management Eng.	1
Technician (Mining Software)	1
Surveyor	2
Clerk	1

Geology
Chief Geologist	1
Geologist	1
Grade Control Geologist	1
Technician	1
Sampler	4
Clerk	1

TOTAL	32

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18.10.4

Processing Plant Employees Headcount

The processing plant salaried staff and hourly labor is shown in Table 18.20.

Table 18.20 : Processing Plant Salaried and Hourly Staff Deployment

SALARIED STAFF (Joanna Site)	No.

Concentrator Superintendent	1
Chief Metallurgist	1
Chief Assayer	1
General Foreman	1
Sub-Total	4

HOURLY LABOR (Joanna Site)

Crushing Operator	4
Grinding Operator	4
Flotation Operator	4
Helper	2
Assayer	4
Metallurgical Technician	3
Maintenance	6
Electrician	2
Sub-Total	29

HOURLY LABOR (Casa Berardi)

Leach/Cyanidation/CIP Operator	4
Maintenance / Mechanical	2
Electrical	1
Assayer	1
Helper	1
Sub-Total	9
TOTAL	42

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18.11

Capital Cost Estimation

18.11.1

Basis of Estimate and Assumptions

Project capital costs are estimated in two components; direct costs and indirect costs. Direct costs comprise items such as equipment, buildings, infrastructure and their installation. Indirect costs comprise costs related to support of construction such as detailed engineering, EPCM services, owner’s costs and other such costs. Capital costs were estimated for the mine, processing plants (for both Joanna site and Casa Berardi site) as well as for related site infrastructure. Tailings management costs were developed by Roche and are treated independently in the financial analysis.

The following assumptions were made for estimating capital costs:

➢

The expected accuracy range of the capital cost estimates for this Pre-Feasibility Study (PFS) is ± 25%;

➢

Currencies are expressed in C$. Unless stated otherwise, all costs in this report are stated in Q1-Q2 2009 C$;

➢

Currency exchange rate is 1.1 Canadian dollars for 1 United States dollar;

➢

The capital costs of the major process equipment were first estimated based on vendor budget quotations for the given equipment. The Marshall & Swift Equipment Cost Index for mining and milling was used to index equipment cost estimates to Q1 2009 prices. To estimate the cost of equipment of a given capacity or size when the price of a larger or smaller, but similar item is already known, a cost index factor to the power of 0.7 was used as shown below:

New Cost = Known Cost x

➢

Secondary process equipment costs were estimated by either using cost data from standard estimating manuals or BBA in-house cost data from recent or current projects;

➢

Freight costs were assumed at 5% of major (new) equipment costs;

➢

License fees for the Albion Process are included in operating costs and no portion was allocated to capital costs;

➢

The working capital would be financed by the company’s internal cash flow.

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18.11.1.1

Quantity Estimate methodology

Table18.21 shows how each commodity was estimated. A higher percentage value for engineering estimate implies a better overall estimate accuracy. A ratio estimate implies an estimate based on a percentage of a reference value (such as equipment cost, direct cost, etc.). Estimating implies an estimate done by an experienced estimator based on experience, past projects or on compiled databases.

Table18.21: Commodity Estimation

Commodity	QTY	UoM	Engineering	Ratio (Note 1)	Estimating (Note 2)	Total
Site Work		M3	5%		95%	100%
Pile Foundation		M	5%		95%	100%
Concrete		M3	5%		95%	100%
Structural Steel		MT	5%		95%	100%
Architectural		M2	5%		95%	100%
Mechanical Major Equipment		unit	70%	20%	10%	100%
Mechanical Plate Work		unit	40%	40%	20%	100%
Mechanical HVAC		Lot		100%		100%
Process Piping Large Bore		M	20%		80%	100%
Remaining Piping		M		100%		100%
Electrical Major Equipment		unit	40%	10%	50%	100%
Electrical Bulk Equipment		M	5%		95%	100%
Instrumentation		Lot	5%	95%		100%

Note 1: Ratio means % of

Note 2: Estimating ≠ measuring

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Commodities and areas were estimated on the following basis of estimate:

Earthwork for Joanna site:

Earthwork quantities were estimated (not measured) from preliminary plant layout and based on the following assumptions:

➢

Topography assumption: mostly flat (peat moss, muskeg, etc.);

➢

Deforestation assumption : 20 % of the total surface;

➢

Geotechnical assumptions: based on geotechnical survey available at this point in time (Geotechnical Report by Géolab Inc. File: 07.02.221G, dated April 2007):

•

Peat moss thickness : average 2  meter thick everywhere;

•

Excavated top soil to be stockpiled (including peat moss);

•

Poor soil quality:

o

average 12  meters of thickness overlying solid rock:

-

Pile foundations required everywhere;

-

Geo-Tex fabrics and permanent pads (average 1 m thick) of structural backfill (competent and inert) required everywhere;

-

Peripheral ditches & pumping required.

•

Plant peripheral fencing required;

Earthwork for Casa Berardi site:

➢

Assumed construction will be on a cleared and prepared site within existing facility leveled area;

➢

No pile assumed – good soil quality.

Concrete:

Concrete quantities were estimated based on similar and recently undertaken projects.

➢

Concrete to be supplied by local supplier (no batch plant will be installed on site);

➢

Typical assemblies were used for:

•

Embedded steel parts (Anchors bolts, Nelson stud etc.) are included in each m3;

•

Reinforcing bar average of 75 kg/m3 included;

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•

Lean concrete;

•

Building foundations (pile caps and columns);

•

Perimeter walls (non structural);

•

Perimeter walls (structural);

•

Slab on grade;

•

Structural slab;

•

Elevated slab (steel deck);

•

Large equipment foundations.

Structural steel:

Structural steel quantities were estimated based on building layout.

➢

Average of 10 kg/m3 in the concentrator grinding area for the main structure (including platform & stairs);

➢

Average of 8 kg/m3 in the concentrator remaining areas for the main structure (including platform & stairs);

➢

Steel deck and grating per m2;

➢

Building pipe racks : 5% of the main structure;

➢

Leach, CIP and thickeners pipe/tray racks based on similar project.

Architectural:

Architectural quantities were estimated based on building layout.

➢

Roofing m2;

➢

Exterior siding m2;

➢

Concrete blocks m2;

➢

Composite walls (Gypsum) m2.

Mechanical major equipment:

A detailed mechanical equipment list was developed with capacities, estimated weights and sizing.

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Mechanical plate work:

A detailed mechanical equipment list (including plate work) was developed with sizing, estimated weights and lining requirements.

Mechanical HVAC:

Mechanical HVAC quantities were estimated by m3 based on similar building layout.

Piping:

➢

Process large bore piping quantities were estimated based on flowsheet/General Arrangement;

➢

Process small bore and services piping quantities were estimated by ratio (% of large bore) based on similar works or historical data;

➢

Building piping quantities were estimated by ratio (% total process) based on similar works or historical data;

➢

Fire protection was estimated based on similar projects.

Electrical major equipment and bulk material:

➢

A detailed electrical equipment list was developed with capacities and sizing;

➢

Major power cabling was estimated based on layout, mechanical & electrical major equipment lists;

➢

Minor cabling as services were estimated by ratio (%), ceiling surfaces based on similar works or historical data;

➢

Systems such as fire detection: a provision for fire detection systems, equipment and cabling.

Automation:

Automation was estimated by ratio (%) related to the major mechanical equipment (supply & installation).

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18.11.1.2

Infrastructure

Joanna site infrastructure capital cost estimates were based on the following assumptions:

➢

Mine equipment garage is of a light structure design (Megadome);

➢

Fresh water will be supplied from underground wells or from mine dewatering;

➢

No overhead crane. Replaced by a hydraulic crane truck mounted (used or shared with mine) – 75t;

➢

Garage office and dry – pre-fabricated trailer.

Infrastructure costs include costs for the mine garage, general plant infrastructure and tailings infrastructure. Tailings infrastructure includes only the above ground pumping system and excludes costs related to construction of the tailings pond.

18.11.1.3

Labor and Installation Estimates

Manual labor rates (crew rates) were developed by the Quebec Construction Labor Agreement and came into effect in May 2009. Project construction is based on the project management approach. All-in rates are based on a 40-hour workweek and 2.5 hours of overtime unscheduled, including fringes, contractor, distributable cost (small tools, consumables, non-manual staff, overhead and profit) and construction equipment. The costs of travel and subsistence are included with a local work force ratio of 75%.

18.11.1.4

Indirect Cost Estimates

For the purpose of this Pre-Feasibility Study (PFS), indirect costs are factored as a percentage of direct costs based on past projects of similar scope. The following factors were used for estimating indirect costs:

➢

Detailed engineering – 2%;

➢

EPCM – 10%;

➢

Owner’s costs – 3%;

➢

No temporary site installation was considered.

Indirect cost of 0% was estimated for mine mobile equipment.

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18.11.1.5

Contingency

For the purpose of this Pre-Feasibility Study (PFS), contingency allowance of 13% of all direct and indirect costs was estimated for the project. Contingency has been provided to cover items which are included in the Scope of Work described in this report, but cannot be more accurately defined due to lack of detailed design information. Contingency is not intended to cover items such as major scope changes or price escalation. When budget prices were obtained from vendors, contingency was considered to be lower than when prices or costs were estimated. Budgetary pricing from vendors were obtained for major equipment.

Contingency allowance of 0% was estimated for mine mobile equipment.

18.11.2

Mine Capital Cost Estimate

18.11.2.1

Mining Equipment

The capital costs of major mine equipment, wheel dozer and backhoe excavator, are based on budgeted price list submitted by equipment suppliers in Q3-2009. The mine equipment capital costs on other support equipment, on light vehicles and on miscellaneous equipment are based on internal database. The total initial mine equipment capital cost amounts to $17.5 M.

In order to reduce the initial capital cost, it was decided that used mobile equipment will be purchased. BBA therefore applied a 25% reduction on the unit cost of new major mine equipment, wheel dozer, and backhoe excavator.

Considering the projected life of mine of 8 years and 1 year for low grade material reclamation, no mine mobile equipment replacement cost is envisaged for the project.

BBA is in the opinion that, if Aurizon Mines Ltd. envisages new equipment for the project, a leasing contract with a supplier could bring advantages to the project and this option should be considered at the feasibility stage of the project.

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18.11.2.2

Mine Pre-Production Cost

The total amount of pre-production overburden and waste material is 4.1 million tonnes and 0.97 million tonnes, respectively. Mine pre-production cost includes equipment operating cost, labor cost, blasting and different mining costs occurring during the pre-production year (Year 0). The initial pre-production cost has been increased to 30% to take into account the low productivity of overburden removal. The total mine pre-production cost is $8.8 M or $1.74/t moved with new equipment and $9.2 M or $1.81/t moved with used equipment.

18.11.3

Processing Plant Capital Cost Estimate

The processing plant capital cost estimate was developed for each site. The capital cost includes direct and indirect costs as well as contingency.

In order to reduce processing plant capital costs, some major process equipment may be purchased used. Some opportunities for used equipment have been identified and BBA believes that such equipment may be acquired at a significant net discount to new equipment prices. The full capital cost estimate for the Project processing plant was first developed based on new equipment cost and was subsequently adjusted by applying a 40% discount (on direct, indirect, and contingency costs) on the following equipment:

➢

SAG mill and ancillary equipment;

➢

Ball mill and ancillary equipment;

➢

Mill liner installation machine;

➢

Gravity concentrator;

➢

Flotation columns;

➢

VPA filter;

➢

Lime storage silo;

➢

Air compressors;

➢

Air blowers.

This would reduce total capital costs for the process plant by about $12 M.

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18.11.3.1

Joanna Site Processing Plant Capital Cost Estimate

A summary of the capital cost for the processing plant at the Joanna site is shown in Table 18.22.

Table 18.22: Joanna Site Plant Capital Costs

CAPITAL COST ESTIMATE

Prep.:	LC
Verif.:	AG
Project:	5826005
Rev.:	0
Date:	2009-10-14

Client: Mines Aurizon Ltée.
Type: Budget with contingency of: 13%

Title: Joanna Project Concentrator
Joanna Site

DIRECT COSTS	DESCRIPTION	Man-Hours	MAT + INSTAL & LABOUR	EQUIPMENT	TOTAL CAD
400	Crushing Area	22,887	$3,988,500	$2,326,900	$6,315,400
500	Ore Storage Area	19,320	$3,352,300	$904,600	$4,256,900
601	Concentrator - Building	151,256	$26,285,400	$3,806,400	$30,091,800
610	Grinding Area	31,396	$4,257,400	$15,911,574	$20,169,000
615	Gravity Concentration Area	4,686	$635,400	$1,919,746	$2,555,100
621	Flotation Area	15,012	$2,035,700	$8,495,210	$10,530,900
651	Plant Electrical and Distribution	5,179	$956,200	$1,355,000	$2,311,200
655	Flotation Thickener and Pumping	6,840	$927,500	$1,634,221	$2,561,700
680	Flotation Reagents Area	1,008	$136,700	$164,500	$301,200
690	Plant Air	650	$88,200	$327,200	$415,400
691	Plant Water	960	$130,200	$293,203	$423,400
800	Main Electrical Substation	11,224	$1,681,800	$1,735,500	$3,417,300
	Freight @ 5 % on Maj equip			$1,943,700	$1,943,700
SUMMARY OF DIRECT COSTS		270,419	$44,475,300	$40,817,800	$85,293,000

INDIRECT COSTS	DESCRIPTION	TOTAL
100	PRELIMINARY & BASIC ENGINEERING (2%)	$1,700,000
110	EPCM (10%)	$8,500,000
120	OWNER'S COSTS (3%)	$2,600,000
SUMMARY OF INDIRECT COSTS		$12,800,000
SUB-TOTAL - DIRECT AND INDIRECT COSTS		**$98,093,000**
AVERAGE CONTINGENCIES: 13%		**$12,673,100**
TOTAL ESTIMATED COSTS		**$110,770,000**

The estimated processing plant capital cost presented in the table is based on the purchase of new equipment. If used equipment is purchased, the capital cost for the Joanna site would be reduced by about $12 M. Therefore, the total estimated processing plant capital cost of the Joanna site with used equipment would be $98.9 M. The breakdown is as follows:

Direct Cost	$76.1 M
Indirect Cost	$11.4 M
Contingency	$11.4 M
Total	$98.9 M

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18.11.3.2

Casa Berardi Site Processing Plant Capital Cost Estimate

A summary of the capital cost for the processing plant at the Casa Berardi site is shown in Table 18.23.

Table 18.23: Casa Berardi Site Plant Capital Costs

CAPITAL COST ESTIMATE

Client: Mines Aurizon Ltée.	Title: Joanna Project Albion Circuit Casa Berardi Site
Type: Budget with contingency of: 13%	

Prep.: LC
Verif.: AG
Project: 5826005
Rev.:
Date: 2009-10-14

DIRECT COSTS	DESCRIPTION	Man-Hours	MAT + INSTAL & LABOUR	EQUIPMENT	TOTAL CAD
C	Civil	1,449	$203,081		$203,100
B	Concrete	13,635	$2,186,417		$2,186,400
A	Architectural	3,664	$761,624		$761,600
S	Structural Steel	8,288	$2,426,496		$2,426,500
M	Mechanical	27,107	$3,675,776	$12,372,490	$16,048,300
T	Piping	7,455	$1,237,471		$1,237,500
E	Electrical	8,464	$1,441,027	$916,068	$2,357,100
X	Automation	4,672	$473,764	$630,000	$1,103,800
	Freight @ 5 % on Maj equip			$695,900	$695,900
SUMMARY OF DIRECT COSTS		74,700	$12,405,700	$14,614,500	$27,020,200

INDIRECT COSTS	DESCRIPTION	TOTAL
100	PRELIMINARY & BASIC ENGINEERING (2%)	$500,000
110	EPCM (10%)	$2,700,000
120	OWNER'S COSTS (3%)	$800,000
SUMMARY OF INDIRECT COSTS		$4,000,000
SUB-TOTAL - DIRECT AND INDIRECT COSTS		**$31,000,000**
AVERAGE CONTINGENCIES: 13%		**$3,922,300**
TOTAL ESTIMATED COSTS		**$34,922,300**

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18.11.3.3

Joanna Site Infrastructure Capital Cost Estimate

The Joanna site infrastructure capital cost is shown in Table 18.24.

Table 18.24 : Joanna Site Infrastructure Capital Cost Estimate

18.11.4

Environmental Capital Cost Estimate

18.11.4.1

Tailings Disposal Capital Cost Estimate

Concerning the flotation pond, the tailing site cost of construction is estimated at $9.6 M. Concerning the Albion pond, the tailing site cost is estimated at of $8.1 M. In addition, the recirculation/polishing pond capital costs amount to $1.86 M.

18.11.4.2

Stockpile Management Capital Cost Estimate

The stockpile management capital cost amounts to $0.4 M.

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18.11.4.3

Restoration Cost

The total restoration cost estimate amounts to $16 M (including indirect costs and contingency). The focus of the rehabilitation work will be to restore the site to a satisfactory condition by:

1.

Eliminating unacceptable health hazards and ensuring public safety;

2.

Limiting the production and circulation of substances that could damage the receiving environment, and in the long term, trying to eliminate maintenance and monitoring;

3.

Restoring the site to a condition in which it is visually acceptable to the community; and

4.

Reclaiming the areas where infrastructure are located (excluding accumulation areas) for future use.

18.12

Operating Cost Estimation

18.12.1

Mining Operating Costs

Mine operating costs were estimated using the list of equipment and manpower requirements presented in the preceding sections of this report. Mining operating costs include the equipment operating cost, the salaries, the cost for blasting and other services. The equipment cost and blasting cost are based on the supplier’s budgeted price and a fuel price of C$0.70 per liter of fuel. Average salaries are based on the 2008 Canadian Mine Salaries and Wages Survey results and/or similar size mining operations and include an average of 30% fringe benefits. Equipment unit operating and maintenance costs were developed from quotations received from supplier cost estimation guides and from experience and personal contacts within the mining industry; other sources of information are from an internal database on similar operation. The blasting cost, including explosives manufacturing, transport, down-the-hole service and the related labor fees, has been estimated at an average of C$0.31 per tonne of ore and C$0.24 per tonne of waste.

The average unit operating cost for the mine over the life of the mine, excluding pre-production year, is C$1.67 per tonne of material mined, using new equipment.

Mining operating costs, excluding pre-production year, are estimated to be C$1.75/t mined, using used equipment. To reflect the increase in maintenance costs for used equipment, a 10% increase has been added to the operating cost of new equipment.

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18.12.1.1

Low Grade Material Transportation Cost

In order to prevent arsenic leaching, it was determined in the preceding sections of this report that the stockpiled low grade material will be milled at the end of the production life of the mine. BBA has estimated a cost of C$0.90 per tonne milled for the transportation of the low grade material from the stockpile to the crusher.

18.12.2

General and Administration Operating Costs

The general and administration costs (GA), including administration, consulting and environmental monitoring, are estimated to be C$0.73 per tonne milled.

18.12.3

Processing Operating Costs

Table 18.25 presents a summary of processing operating costs.

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Table 18.25 : Summary of Processing Operating Costs

Operating Cost Area	C$ per tonne milled
Joanna Site
Crushing & Grinding	2.66
Flotation & Gravity	1.28
Thickening & Flotation Tail Disposal	0.22
Manpower	0.79
Maintenance (2.5% of Mech. Equip.)	0.26
Natural Gas	0.15
Subtotal (Joanna Site)	5.36
Casa Berardi Site
Albion	0.96
Cyanidation/CIP Circuit	0.60
Refining & Stripping	0.11
Detox Reagent & CN Tail Disposal	0.23
Manpower	0.20
Maintenance (2.5% of equip. cost)	0.10
Subtotal (Casa Berardi Site)	2.21
Total Operating Cost	7.57

18.12.3.1

Labor Cost

It is estimated that a total of 42 employees will be required at both the Joanna and Casa Berardi processing sites. This estimation includes the supervision staff as well as operations and maintenance crews. The Joanna and Casa Berardi process plants’ total annual labor costs are estimated at $2.44 million and $0.62 million, respectively. This corresponds to a total of $0.99 per tonne of ore milled.

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18.12.3.2

Electric Power Cost

For the purpose of estimating electric power costs, all operating motors have been considered to be loaded at 75% of their rated power except for the crusher, SAG and ball mills where the specific energy requirement per tonne of processed ore have been used based on a transfer size of 1,000 µm. Power requirement for the oxygen plant was specified by the oxygen plant vendor.

The total kW power for all areas was multiplied by the plant operating time per year which corresponds to 8,145 hours at 93% availability. The power unit cost used in this estimate is $0.048 kWh based on the current Hydro-Quebec “L” Rate. The estimated total processing power cost per tonne of ore is $1.57.

18.12.3.3

Consumables and Reagents

Consumable and reagent consumptions and cost per tonne of ore were calculated based on the following assumptions:

➢

Crushing and grinding liners costs and consumptions were obtained and calculated based on Q2-2009 vendor pricing and project experience with similar operations and ore characteristics;

➢

Grinding media costs and consumptions for the SAG and ball mills were based on Q2-2009 vendor pricing for grinding media and an estimated ore abrasion index of 0.3. This is based on the Abrasion index of an ore in the same general area as the Joanna project that had a similar Bond Work Index, as well as Axb and DWi values. Abrasion testing will be required for the Joanna ore in the next phase of testing;

➢

IsaMill grinding media consumption and cost were obtained from the IsaMill supplier and a supplier of ceramic grit media suitable for the IsaMill;

➢

Reagent consumptions were estimated from laboratory test results and assumptions made by BBA in collaboration with Xstrata and SGS. Further testwork on a larger scale will be required to validate and optimize reagent consumption as part of the Feasibility Study for this project;

➢

Reagents consumption for the flotation, cyanide destruction circuit and thickening areas were estimated based on similar process plants;

➢

Reagents prices were obtained from recent vendor price lists;

➢

Oxygen and sulphuric acid consumptions were based on Xstrata Technology’s simulation model using recent data from Albion testwork recently completed. Based on the testwork, the following assumptions were made:

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a.

90% oxidation of arsenopyrite;

b.

10% oxidation of pyrite;

c.

Oxidation of arsenopyrite and pyrite produces elemental sulphur;

d.

29% of the elemental sulphur produced is oxidized to sulphate;

e.

Other oxygen consuming reactions include the oxidation of ferrous sulphate to ferric sulphate and arsenic (iii) to arsenic (v). It was assumed that 20% of the ferrous sulphate and 90% of the arsenic (iii) were converted to ferric sulphate and arsenic (v), respectively.

➢

The acidic Albion Process for the Joanna Hosco ore is a net acid consumer. The acid consuming reactions are the oxidation of arsenopyrite and pyrite, and the conversion of ferrous sulphate to ferric sulphate. The acid generating reactions are the oxidation of elemental sulphur and the precipitation of ferric sulphate and arsenic.

The estimated consumables and reagents cost per tonne of ore, including the cost of oxygen, is $4.43.

18.12.3.4

Oxygen Plant

This cost estimate is based on oxygen supply from a vendor. The vendor would supply, build and operate a 35 tpd VPSA oxygen plant on a long-term lease. The client provides a cleared area as well as foundations, power and services for the plant. The client pays a set monthly fee for a contracted quantity of oxygen.

18.12.3.5

Natural Gas

Natural gas consumption is basically for heating the facilities and building at the Joanna facility. Costs were estimated based on building volume. There is no natural gas for the process.

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18.12.3.6

Albion License Fee

Core Resources owns the rights to the Albion technology. There are various formulae that they can offer to clients. For this cost estimate, BBA assumed a formula based on a minimal upfront fee and a charge of C$0.08/t milled based on assumed project profitability.

18.12.3.7

Concentrate Transportation Costs

The cost associated with off-site Albion processing is the transportation cost by truck of the flotation concentrate to Casa Berardi. Transportation costs were developed using a budgetary proposal obtained from a local transportation company using a fuel price of $0.85/l. On average, 400 tpd of wet concentrate at 8% moisture would have to be transported.

Trucking was estimated at $0.95/t ore milled.

It should be noted that at this pre-feasibility phase transportation costs were developed assuming that no special equipment or precautions will be required. Flotation concentrate from Joanna contains relatively high levels of arsenic and may be categorized as a hazardous material. If this is the case, transportation costs can increase from what was estimated for this study.

18.12.4

Refining

BBA assumed a refining cost of C$5.00 per ounce of gold, based on similar projects.

18.13

Economic Analysis

The purpose of this section is to assess the economic viability of the proposed mining project for two (2) different cases:

1.

The Base Case scenario is based on the use of all new equipment, e.g. mine mobile equipment and mill equipment, as described in the previous sections;

2.

The optimized scenario has assumed the purchase of used equipment for the mine and mill, also described in the previous sections.

The economic evaluation for the Joanna Hosco project is carried out by the preparation of a discounted cash flow model to which the capital and operating cost estimates as well as the production schedule developed in the mining section are input data. The Internal Rate of Return (IRR) on total investment and the Net Present Value (NPV) resulting from the net cash flow

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generated by the project have been calculated. The payback period is also indicated as a financial measure. A sensitivity analysis is presented for the optimized economic analysis.

18.13.1

Basis of Analysis and Assumptions

18.13.1.1

Project Timing

The economic evaluation is carried out over a total project life of 9.8 years, including 18 months of construction and pre-production, and 9 months of milling the low grade material at the end of the operation.

18.13.1.2

Project Financing

The economic evaluation assumes that the project will be 100%-equity financed.

18.13.1.3

Income Tax

The financial evaluation is carried out on a pre-tax basis.

18.13.1.4

Depreciation

No depreciation rate has been considered since the financial appraisal is on a pre-tax basis.

18.13.1.5

Escalation and Inflation

The project financial analysis is carried out using the constant money basis.

18.13.1.6

Sales Revenue

The financial analysis is based on a gold price of US$825 per ounce of gold and on an exchange rate of C$1.10 per US$1.00. The sales of 887,225 oz of gold, from ore and low grade material, using a recovery of 86.8% at the mill, will generate gross revenue of C$805.2 million.

18.13.2

Results of Economic Evaluation

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18.13.2.1

Results for the Base Case Economic Analysis (new equipment)

On the basis of the assumptions described above, the Internal Rate of Return (IRR) for the Base Case is 12.42%.

The Net Present Value (NPV) using various discount rates has been computed for the Base Case and the results are given in Table 18.26.

Table 18.26: NPV for the Base Case Using Various Discount Rates

NPV @ 0%	$127.5 M
NPV @ 5%	$62.8 M
NPV @ 7%	$42.7 M
NPV @ 10%	$17.2 M
NPV @ 12%	$2.8 M

The payback period for the Base Case is 4.3 years from start of production.

18.13.2.2

Results for the Optimized Scenario Economic Analysis (used equipment)

On the basis of the assumptions described above, the Internal Rate of Return (IRR) for the optimized scenario is 14.37%.

The Net Present Value (NPV) using various discount rates has been computed for the optimized scenario and the results are listed at Table 18.27.

Table 18.27: NPV for the Optimized Scenario Using Various Discount Rates

NPV @ 0%	$137.9 M
NPV @ 5%	$74.0 M
NPV @ 7%	$54.2 M
NPV @ 10%	$29.0 M
NPV @ 12%	$14.7 M

The payback period for the optimized scenario is 3.9 years from start of production.

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18.13.3

Sensitivity Analysis on the Optimized Scenario

The sensitivity analysis has been produced for the optimized scenario only, e.g., used mine and mill equipment, as presented on previous sections. The four major parameters affecting the net cash flow are price of gold, gold recovery, operating costs and the initial fixed investment. The sensitivity analysis is the process whereby the IRR and NPV are computed from the variations of these input data in the financial model to determine their impact on the project profitability. The data elements are changed independently of one another.

The result of the sensitivity analysis should help to identify and focus on the strategic parameters to improve the overall performance of the project.

The sensitivity analysis on IRR and NPV @ 5% discount rate for the optimized scenario is summarized in Table 18.28.

Table 18.28: Sensitivity Analysis on IRR and NPV @ 5% Discount Rate – Optimized Scenario

	Sensitivity on IRR (%)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-2.62%	2.38%	6.76%	10.72%	14.37%	17.78%	21.00%	24.07%	27.01%
Operating cost	21.13%	19.53%	17.87%	16.15%	14.37%	12.50%	10.55%	8.49%	6.30%
Capital cost	22.33%	20.07%	18.01%	16.11%	14.37%	12.75%	11.24%	9.84%	8.52%
Gold recovery			6.80%	10.74%	14.37%	17.76%	20.97%
	Sensitivity on NPV @ 5% discount rate (M$)
	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Price of gold	-48.60	-17.93	12.74	43.41	74.08	104.75	135.42	166.08	196.75
Operating cost	139.00	122.77	106.54	90.31	74.08	57.84	41.61	25.38	9.15
Capital cost	116.33	105.77	95.20	84.64	74.08	63.51	52.95	42.38	31.82
Gold recovery			13.07	43.57	74.08	104.58	135.08

The results of the sensitivity analysis of the IRR for gold recovery, gold price, capital cost and operating cost and pre-tax NPV @ 5% discount rate are presented in graphical form in Figure 18.23 and Figure 18.24, respectively. The sensitivity analysis shows that while the project is quite sensitive to all parameters, it is up to a certain level more sensitive to gold recovery and gold price (revenue) than capital and operating cost.

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Figure 18.23:  Sensitivity Analysis (Before Tax) - IRR– Optimized Scenario

Figure 18.24: Sensitivity Analysis (Before Tax) – NPV @ 5% Discount Rate– Optimized Scenario

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18.14

Project Schedule

For the next stage of the Joanna Hosco Gold Project, BBA expects the schedule as shown in the table below. The Feasibility Study will begin in February 2010 and the project notice to proceed is expected by the fourth quarter. All the necessary permits are expected to be obtained by the end of the second quarter 2012. Plant construction will begin in the third quarter 2012 and plant start-up is expected in the end of the second quarter 2014.

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Project Schedule

Joanna Gold Project

Hosco Deposit

N°	Task Name	Start	End
1	**Feasibility Study**	**2010-02-01**	**2010-10-29**
2	Feasibility Study	2010-02-01	2010-10-29
3	Project Notice to Proceed	2010-10-29	2010-10-29
4	**Bape-Impact Study**	**2010-08-02**	**2012-02-27**
5	Initiated Preparation of the Impact Study	2010-08-02	2010-11-02
6	Preparation of the Impact Study	2010-11-03	2011-03-08
7	Public Audience	2011-03-09	2011-05-10
8	Bape Report	2011-05-11	2011-10-25
9	Bape Decision	2011-10-26	2012-02-27
10	**Engineering Phase**	**2010-08-03**	**2012-02-28**
11	Detailed Engineering	2010-08-03	2012-02-28
12	**Permitting**	**2011-04-28**	**2012-07-05**
13	Report Preparation	2011-04-28	2012-02-29
14	Permitting	2012-02-29	2012-07-05
15	**Procurement**	**2012-01-04**	**2012-12-06**
16	Preparation of Document and Bid Analysis	2012-01-04	2012-10-05
17	Procurement	2012-05-04	2012-12-06
18	**Plant Construction**	**2012-09-07**	**2014-06-25**
19	Plant Construction	2012-09-07	2014-03-10
20	Comissionning/Start-up	2014-03-11	2014-06-25

2010
2011
2012
2013
2014
T3 T4 T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3
10-29

Figure 18.25: Joanna Gold Project Schedule

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18.15

Risks and Opportunities

The Joanna Hosco project is subject to risks and opportunities potentially impacting results of the present Pre-Feasibility Study. Table 18.29 presents the following:

➢

        Possible risks of the project as well as the impact of those risks on the project;

➢

        Possible opportunities of the project.

Table 18.29: Risks and Opportunities of the Joanna Gold Project

Description	Risk	Impact on Project	Opportunity
Gold price C$	Lower	Impact revenue Impact profit margin	Currently higher than project
Capital Cost	Used mill equipment not available	Higher capital costs	Search for used equipment or global sourcing of major equipment
Optimize plant layout
Process on site
Synergies with tailings management at Casa
Operating Cost	Higher consumption of reagents than expected	Higher operating costs
	Underestimation of labor force	Higher operating costs
Technical	Albion recovery less than anticipated	Reduction of production, higher costs	Optimize flotation to reduce concentrate quantity
	Albion is non proven technology	Reduction of production, higher costs
Transport to Casa Berardi	Transport restriction due to level of arsenic content in the concentrate	Higher transport costs	Optimize flotation to reduce quantity to transport
Process on site
Contract Mining			Contract mining scenario
Mineral Resources			Continue exploration activities to increased mineral resources (including the Heva sector)
	Lower grade than estimated	Impact revenue	Higher grade than estimated
Higher grade core for start up pit
Commercial	Licensing agreement with Xstrata for Albion	Higher operating costs

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Operations	Achieving target production of 8,500 tpd	Higher operating costs, lower annual revenue	Synergy with Casa Berardi
Use Albion to recover gold from current Casa Berardi tailings (sulfide ore)
Use Albion to recover gold from historical Casa Berardi tailings
Environmental	Waste and tailings management	Higher operating and closure costs	Tailing management with Casa Berardi
	Underestimation of % of arsenide leaching in waste pile	Higher restoration cost
Schedule	Environmental permitting	Delay project	Fast track project containing some detailed engineering during Feasibility Study
	Procurement of lead items	Delay project

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19

INTERPRETATION AND CONCLUSIONS

The Joanna Hosco Gold Project is technically and financially viable. The estimated initial capital cost amounts to $192.5 M and an internal rate of return of 14.37% is expected. According to the economical evaluation of the project, the net present value using a discount rate of 5% amounts to $74 M and the payback period after the start of commercial production is 3.9 years, before taxes. The level of accuracy of the capital and operating costs is +/- 25%.

Based on an estimate of mineral resources produced by Geostat in compliance with the NI 43-101, the mineral reserves, after dilution and mine recovery, are estimated at 23.6 million tonnes of ore in the proven and probable categories. With a production rate of 8,500 tpd, the pit life is expected to last 7.6 years. When the pit is depleted, an additional 0.7 years is anticipated to process 2.4 million tonnes of low grade material.

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RECOMMENDATIONS

As drilling continues on the Joanna Hosco project, BBA believes that there is potential to improve the inferred resources category material to measured or indicated resources as well as potential for the expansion of the resources. BBA recommends the project to be advanced to the next phase with the commissioning of a Feasibility Study on the Joanna project.

The budget estimate to conduct such a Feasibility Study on the Joanna gold project, including the current in-fill and exploration drilling program on the property, is as follows:

Cost Estimation for Feasibility Study

Cost Estimate - Feasibility Study	Cost
Items	($)
Diamond Drilling (with assaying) 17,000 m	2,210,000
Resource Model Update	70,000
Metallurgical Test work	736,800
Pit Slope Stability Improvement	75,000
Environmental Impact Assessment	150,000
Tailings	70,000
Engineering Feasibility Study (including Mining and Flowsheet)	460,000
Sub-total	3,771,800
Contingency - 10%	377,180
Total Feasibility	4,148,980

BBA recommends the following:

1.

Concerning the schedule of the project:

➢

Proceed with the Feasibility Study;

➢

Produce a detailed project schedule including milestones.

Early in the Feasibility:

➢

Complete a block model on the arsenic content of waste material;

➢

Do geotechnical and hydrological characterization of the site;

➢

Proceed with long lead time metallurgical testing;

➢

Conduct a larger topographic survey;

➢

Initiate search for used equipment opportunities;

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➢

Explore possibilities of leased equipment;

➢

Initiate process on environmental permitting;

➢

Finalize decision of processing all at Joanna vs. Albion at Casa Berardi.

2.

Concerning the mineral resources and mineral reserve:

➢

Mineral resources update for east/west extension of the proposed pit design;

➢

Mineral resources update for the Heva sector.

3.

Concerning mining issues:

➢

Review of cut-off grade strategy for marginal grade material;

➢

Update of mining plan with satellite deposits following completion of additional drilling;

➢

Evaluate the possibility of contract mining.

4.

Concerning metallurgical testing:

For the Feasibility Study, it is recommended that the following test work be conducted:

➢

Grindability testwork – including JK drop weight and SMC tests, Bond rod mill and Bond ball mills tests, Bond low-energy impact tests for crusher sizing, abrasion, Jk SimMet simulations of the grinding circuit;

➢

Extended Gravity Recoverable Gold (E-GRG) test to evaluate the optimum conditions for gravity separation;

➢

Locked-cycle flotation tests to optimize the flotation circuit and generate sufficient concentrate for the optimization stage of the Albion test program;

➢

Optimization Albion tests on a larger scale, preferably on 1-kg samples, to establish optimum lime and cyanide consumptions and the optimum degree of oxidation and acid consumption;

➢

Cyanide destruction testing – including method selection, sizing, and reagent consumption testwork;

➢

Equipment sizing tests – including sedimentation testwork for thickener sizing, filtration tests, bulk density tests for ore and concentrate, ultimate tails density tests;

➢

Pilot plant scale testing of the Albion process;

➢

Provision should be made for additional environmental testing.

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A licensing agreement for the Albion Process should be negotiated prior pilot scale testing of the Albion Process.

5.

Concerning environmental issues, Roche recommends for the Feasibility Study:

➢

Carry out preliminary geotechnical studies nearby the waste rock piles, the tailings pond and the concentrator to evaluate the bearing capacity of the soils and validate the height of the waste rock piles and tailings pond dikes as well as the slopes;

➢

Given the pit’s proximity to the railway, carry out a geotechnical study to make sure the pit excavation presents no risk to the railroad;

➢

Determine the geotechnical characteristics of the tailings to validate their use as material to raise the tailings pond dikes;

➢

Determine the agronomic characteristics of the tailings to verify if they can be placed directly on the vegetation without adding a 15 cm thick layer of arranged deposit;

➢

Validate with Rouyn-Noranda airport the height the waste rock piles can reach including once they are restored with trees growing on top;

➢

Carry out a hydrogeological study to verify the impact of the drawback of the water table on residential wells along Highway 117;

➢

Check the possibility of pouring into the pit the tailings produced by processing low-grade ore in the last year of the mine’s lifespan;

➢

Check with MDDEP regarding the possibility of compensating the loss of wetlands by a study on esker, especially the one located to the east of the property;

➢

Continue works to characterize waste rocks to confirm or deny the risks of arsenic release;

➢

Check the best solution for greenhouse gases between separate storage of organic matter (peat) or covering by mineral soil;

➢

Validate the option of turning the open pit into a salmonidae habitat;

➢

Carry out a noise study, especially along Highway 117;

➢

Perform a visual simulation of the mining facilities from Highway 117;

➢

Complete the biological inventories (flora and fauna) around the projected infrastructures;

➢

Check the possibility of putting waste rock piles with high arsenic content into the pit under production;

➢

Concerning the tailings pond (Albion) at the Casa Berardi mining site, the following actions are recommended:

➢

Check the possibility of increasing dike slope in order to reduce its volume;

➢

Check the possibility of building one side of the tailings pond against an existing dike in order to reduce dike volume;

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➢

Check the possibility of excavating the bottom of the tailings pond and of using those materials to build the tailings pond in order to reduce costs.

6.

Concerning the transport of concentrate to the Casa Berardi mine, the following actions are recommended:

➢

Validate the actual sulphur and arsenic contents of the concentrate;

➢

Analyze the risk of contamination along the truck routes;

➢

Study the possibility of using trucks with water-tight boxes (tanker, container, etc.);

➢

Check regulations applicable to this type of transport;

➢

Check the possibility of installing truck washing stations in Joanna and Casa Berardi;

➢

Verify compliance with the global development principles of Aurizon Mines Ltd.

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21

REFERENCES/SOURCES OF INFORMATION

Golder and Associated, “Preliminary Pit Slope Design”, June 2009.

Geostat International Inc., “Technical Report Mineral Resource Estimation Joanna Gold Deposit”, November 09, 2009.

SGS Lakefield Limited, “An investigation of The Recovery Gold from Joanna Project Samples”, October 27, 2009

SNC-Lavalin, “Étude hydrogéologique du site de la mine Joanna”, September 2009.

CRC, “Revue et analyse technique du projet Joanna’’,April 2009.

Scott Wilson Roscoe Postle Associates Inc., Letter-report on the validation of mineral resources and completion of a resource estimate on the Joanna project, July 8, 2009.

Aurizon Mines Ltd., ‘’Sommaire de la participation des intervenants au développement possible du projet Joanna’’, November 2009.

BBA Inc., “Flowsheet Options Analysis Report for the Joanna Gold Project”, June 30, 2009.

BBA Inc., “Joanna Gold Project – Analysis of Processing Options for Joanna Ore”, June 5, 2009.

BBA Inc., “Technical Report NI 43-101 Updated Preliminary Assessment for the Joanna Gold Project”, November 30, 2008.

Roche, “Étude de caractérisation environnementale de la propriété Joanna”, December 2007.

Roche, “Étude de planification stratégique de la propriété Joanna”, November 2007.

GéoLab Inc., Avis technique – Propriété Joanna, July 5, 2007.

URSTM, Essais métallurgiques sur le minerai Joanna Rapport d’étape, April 27, 2007.

Ministère du Développement durable, de l'Environnement et des Parcs, Réserve de biodiversité des Lacs-Vaudray-et-Joannès, December, 2006.

Action boréale de l’Abitibi-Témiscamingue (ABAT), Projet de réserves de biodiversité des lacs Vaudray-Joannès & Sabourin, September 20, 2004.

Les Mines Aurizon Ltée., Description des propriétés le long de la faille Larder Lake-Cadillac-Secteur des mines Heva, Hosco et New Rouyn Merger, January 2006.

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Lakefield Research, An Investigation of the Recovery of Gold from Hosco-Heva project samples, Progress Report No. 1, project No. LR 3232, April 16, 1987.

Hydrochem Developments Ltd., Oxidation, Precipitation and Cyanidation of Flotation Concentrate #3232-16, March 1987.

Centre de Recherches Minérales, Essai de lixiviation de l’or du minerai de Heva-Hosco, rapport final, November 30, 1987.

Laboratoire LTM Inc., Projet Joanna, Tests gravimétriques, rapport d’étape no. 1, August 2007.

Laboratoire LTM Inc., Projet Joanna, Tests gravimétriques, rapport d’étape no. 2, October 2007.

Laboratoire LTM Inc., Projet Joanna, Tests de flotation, rapport d’étape no. 5, December 2007.

URSTM, Essai de lixiviation diagnostique sur le minerai Joanna, Rapport PU-2007-05-294, July 2007.

Banfield, A. W. F. 1977. The Mammals of Canada. University of Toronto Press, Toronto. 438 pages.

Bernatchez, L. et M. GIROUX. 2000. Les poissons d'eau douce du Québec et leur répartition dans l'est du Canada. Éditions Broquet. 350 pages.

CDPNQ (Centre de données sur le patrimoine naturel du Québec). Habitat et phénologie des plantes menacées, vulnérables ou susceptibles d’être ainsi désignées du Québec. http://www.cdpnq.gouv.qc.ca/produits.htm, 11 pages.

CDPNQ. Les plantes menacées, vulnérables ou susceptibles d’être ainsi désignées du Québec. http://www.cdpnq.gouv.qc.ca/produits.htm, 5 pages.

CDPNQ. Présence et potentiel de présence des plantes menacées, vulnérables ou susceptibles d’être ainsi désignées du Québec dans les régions administratives. http://www.cdpnq.gouv.qc.ca/produits.htm, 8 pages.

Conseil RéGIONAL DE L’ENVIRONNEMENT DU CENTRE-DU-QUÉBEC. 2005. Les véhicules hors routes… et hors des milieux fragiles. Mémoire présenté au ministère des Transports du Québec dans le cadre de la consultation publique sur les véhicules hors route, 8 pages. http://crecq.iquebec.com/documents/avisconsultVHR.pdf

ENVIRONNEMENT CANADA. 2004. Les espèces en péril: Outil de recherche sur carte, http://www.speciesatrisk.gc.ca/map/default_f.cfm. Gouvernement du Canada.

Environnement CANADA. 2006. Normales climatiques au Canada, 1971–2002, Service Météorologique du Canada. http://climate.weatheroffice.ec.gc.ca/climate_normals/

GEOLAB INC. 2007. Dossier 07-02-211 G. Forages géotechniques et Avis technique, projet Joanna, Rouyn-Noranda, 2 documents.

GODFREY, W.E. 1967. Les oiseaux du Canada. Musées nationaux du Canada, Toronto. 506 p.

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December 2009

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GORHAM, E. et JANSSENS, J.A. 1992. Concepts of fen and bog re-examined in relation to bryophyte cover and the acidity of surface waters. Acta Societatis Botanicorum Polonias, 61, 7-20.

GLASER, P. 1992. Raised bogs in eastern North America: Regional controls for species richness and floristic assemblages. Journal of Ecology, 80, 535-554.

GROUPE DE TRAVAIL NATIONAL SUR LES TERRES HUMIDES. 1988, Terres humides du Canada. Série de la classification écologique du territoire, no. 24. Direction du Développement durable, Service canadien de la faune, Environnement Canada, Ottawa, et Polyscience Publications Inc., Montréal, 452 pages.

HAMEL, J.-P. et M. PARé. 2002. Zone 13 Direction de l’Abitibi-Témiscamingue dans Huot, M. G. Lamontagne et F. Goudreault, 2002. Plan de gestion du cerf de Virginie 2002-2008. Société de la faune et des parcs du Québec, direction du développement de la faune. Québec.

JOLY, Martin, S. PRIMEAU, M. SAGER et A. BAZOGE. 2008. Guide d’élaboration d’un plan de conservation des milieux humides. Première édition, Québec, ministère du Développement durable, de l’Environnement et des Parcs, Direction du patrimoine écologique et des parcs, ISBN 978-2-550-53636-9, 68 pages.

LAMONTAGNE, G. et S. LEFORT. 2004. Plan de gestion de l’orignal 2004-2010. Ministère des Ressources naturelles, de la Faune et des Parcs, Direction du développement de la faune, Québec. 265 pages.

LAMONTAGNE, G., H. JOLICOEUR et S. LEFORT. 2006. Plan de gestion de l’ours noir, 2006-2013. Ministère des Ressources naturelles et de la Faune, Direction du développement de la faune. Québec. 487 pages.

LEQ (Laboratoire d’expertise de Québec ltée). 2009. Commentaires géotechniques et coupe-type préliminaire. Mine Joanna, Rouyn-Noranda (Québec). 4 pages et annexes.

MAISONNEUVE, C., L. BÉLANGER, J. BEAULIEU, D. BORDAGE, S. GABOR, M. GRENIER, B. JOBIN et B. FILION. 2001. Initiative des basses-terres de l’est – travaux de recherche – Rapport d’étape. Société de la faune et des parcs du Québec, Service canadien de la faune, Région du Québec, Canards Illimités Canada, Institute for Wetland and Waterfowl Research. 27 pages.

MAPAQ (Ministère de l’Agriculture, des Pêches et de l’Alimentation du Québec). 1997. Étude pédologique des sols défrichés de l’Abitibi-Témiscamingue, Centre de recherche et d’expérimentation des sols.

MCCCF (Ministère de la Culture, des Communication et de la Condition féminine), 2008. Répertoire du patrimoine culturel du Québec., consulté le 7 octobre 2008. http://www.patrimoine-culturel.gouv.qc.ca/RPCQ/recherche.do?methode=afficher

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MDDEP (Ministère du Développement durable, de l’Environnement et des Parcs). 2007a. Qualité des eaux de la rivière des Outaouais - 1979-1994, Qualité de l'eau par secteur, Rivière des Outaouais, secteur du lac Témiscamingue (secteur A), consulté le 16 août 2007. http://www.mddep.gouv.qc.ca/eau/eco_aqua/outaouais/secteur_a.htm,

MDDEP. 2007b. Portrait régional de l’eau, Abitibi-Témiscamingue (Région administrative 08), http://www.menv.gouv.qc.ca/eau/regions/region08/index.htm, consulté le 16 août 2007.

MEF (Ministère de l’environnement et de la faune). 1998. Guide d’aménagement des ravages de cerfs de Virginie. Gouvernement du Québec. Ministère de l’Environnement et de la Faune du Québec. 78 pages.

MIRON, F. 2000. Abitibi-Témiscamingue. De l’emprise des glaces à un foisonnement d’eau et de vie : 10 000 ans d’histoire. Éditions MultiMondes, Sainte-Foy, 159 pages.

MLCP (Ministère du Loisir, de la Chasse et de la Pêche). 1986. Plan de gestion faunique régional (PGFR). Service de l’aménagement et de l’exploitation de la faune, Gouvernement du Québec, Rouyn-Noranda. 288 pages.

MRNF (Ministère des Ressources naturelles et de la faune). 2007a. Habitats fauniques protégés, cartographiés ou non. Site Internet visité le 15 août 2007. [http://www.mrnf.gouv.qc.ca/faune/habitats-fauniques/proteges.jsp]

MRNF (Ministère des Ressources naturelles et de la faune). 2007b. Liste des espèces fauniques menacées ou vulnérables au Québec. Site Internet visité le 16 août 2007. [http://www3.mrnf.gouv.qc.ca/faune/especes/menacees/liste.asp]

MTQ (Ministère des Transports du Québec). 2000. Vers un Plan de Transport de l’Abitibi-Témiscamingue. http://www.mtq.gouv.qc.ca/portal/page/portal/ministere/ministere/plans_transport/abitibi-temiscamingue

PAYETTE, S. 2001, Les principaux types de tourbières. Pages 39-90 dans Écologie des tourbières du Québec-Labrador. Sous la direction de Serge Payette et Line Rochefort, Les Presses de l’Université Laval, Québec.

PETERSON, R. 1999. Le guide des oiseaux du Québec et de l’est de l’Amérique du nord. Édition révisée. Éditions Marcel Broquet. Boucherville. 385 pages.

PRESCOTT, J. et P. RICHARD. 1996. Mammifères du Québec et de l’Est du Canada. Éditions Michel Quintin. 399 pages.

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ROCHE LTÉE. 2007.Étude de caractérisation environnementale, Propriété minière Joanna. Rapport final, 46825-200, 68 pages et annexes.

ROCHE LTÉE. 2009. Rapport d’activités – Caractérisation des habitats du poisson et des milieux humides présents au sein de la zone visée par le projet. Étude de variantes pour l’entreposage de résidus miniers. Projet minier Joanna, 55878-200, 5 pages.

SAMSON, C. 1996. Modèle d’indice de qualité de l’habitat pour l’ours noir (Ursus americanus) au Québec. Ministère de l’Environnement et de la Faune, Direction générale de la ressource faunique et des parcs. 57 pages.

SAMSON, C., C. DUSSAULT, R. COURTOIS et J.-P. OUELLET. 2002. Guide d’aménagement de l’habitat de l’orignal. Société de la faune et des parcs du Québec, Fondation de la faune du Québec et ministère des Ressources naturelles du Québec, Sainte-Foy. 48 pages.

SCF (Service Canadien de la Faune – Région du Québec). 2007a. Guide d’indentification des oiseaux. http://www.qc.ec.gc.ca/faune/guide/html/identification_f.html

SCF. 2007b. Les espèces d’oiseaux en péril au Québec. Consulté le 16 août 2007. http://www.qc.ec.gc.ca/faune/oiseaux_menaces/html/index_f.html

SÉPAQ (Société de la faune et des parcs du Québec). 2002. Plan de développement régional associé aux ressources fauniques de l’Abitibi-Témiscamingue. Direction de l’aménagement de la faune de l’Abitibi-Témiscamingue, Rouyn-Noranda, 197 pages.

STATISTIQUE CANADA. 2009. Recensement de 2006 : Peuples autochtones du Canada en 2006 : Inuits, Métis et Premières nations, Recensement de 2006 : résultats. http://www12.statcan.ca/census-recensement/2006/dp-pd/prof/92-594/index.cfm?Lang=F

Canova, E. and Keita, M.(2007) “Technical report on the Joannes Property : Mapping, prospecting and drill program at the Joannes property, Joannes Township, Quebec, Alexandria Minerals Corp”. 37 p.

Daigneault R., Mueller W.U. and Chown E.H. (2002) “Oblique Archean subduction : accretion and exhumation of an oceanic arc during dextral transpression, Southern Volcanic Zone, Abitibi Greenstone Belt, Canada”, Precamb. Res. 115, 261-290

Davis C. (2004) "Review and assessment of the Hosco-Heva Gold Property"

Descarreaux J. (1985) “Report on the Hosco property”

Geostat (2007) “Technical Report. Resource modeling and estimation update. Joanna Gold deposit. Aurizon Mines Ltd.” Geostat Systems International Inc., 108 p.

BBA

December 2009

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Lafrance B., Davis D.W., Goutier J., Moorhead J., Pilote P., Mercier-langevin P., Dubé B. Galley A. and Mueller W.U. (2005), “Nouvelles datations isotopiques dans la portion québécoise du groupe de Black River est des unités adjacentes », MRNQ,RP 2005-01, 15 p.

Larouche C. (1986), “Results of the 1984 diamond drilling campaign and estimate of reserves on the Heva property, Rouyn-Noranda area for New Goldcore Ventures and Amberquest Resources Ltd” (GM47086.pdf)

Mortensen  J.K. (1993), “U-Pb geochronology of the eastern Abitibi subprovince”, Can. J. Earth Sci., 33, pp. 967-980

Mueller W.U., Daigneault R., Mortensen J.K. and Chown E.H. (1996),”Archean terrane docking : upper crust collision tectonics. Abitibi Greenstone Belt. Quebec. Canada », Tectonophysics, 265, pp. 127-150

O’Dowd P. (2005) “Stellar Pacific Ventures Inc.- Rapport de forage, été 2005. Propriété Héva. Canton Joannes ”, 39p.

Renou A.S. (2007) « Étude pétrographique, association minéralogique de l’or et altérations » Unpublished report by Modelaur. Enr. 65p.

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DATE AND SIGNATURES

The effective date for this Technical Report is December 22, 2009.

Enzo Palumbo, Metallurgist.

Patrice Live, Eng.

Angelo Grandillo, Eng.

BBA

December 2009

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CERTIFICATES

BBA

December 2009

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CERTIFICATE OF QUALIFIED PERSON

I, Patrice Live, Eng., do hereby certify that:

1.

I am currently employed as Manager – Mining in the consulting firm:

BBA Inc.

630 René-Lévesque Blvd. W.

Suite 2500

Montréal, Quebec

Canada H3B 1S6

2.

I graduated from Laval University of Québec, Canada with a B. Sc. in Mining in 1976.

3.

I am in good standing as a member of the Order of Engineers of Québec (#38991).

4.

I have practiced my profession continuously since my graduation.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the sections: 2, 3, 4, 6, 17.5, 18.1, 18.2, 18.6, 18.10, 18.11, 18.12, 18.13, and 18.14, as well as for the coordination of this Technical Report entitled “Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project ” dated December 22, 2009. I have reviewed all sections of the Technical Report.

7.

I have visited the property on June 16 and 17, 2009.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101 and section 3.5 of the Companion Policy to NI 43-101.

10.

I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

________________________

Signed on the 22nd of December 2009

Patrice Live, Eng.

BBA

December 2009

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CERTIFICATE OF QUALIFIED PERSON

I, Enzo Palumbo, do hereby certify that:

1.

I am currently employed as Metallurgist in the consulting firm:

BBA Inc.

630 René-Lévesque Blvd. W

Suite 2500

Montréal, Québec

Canada H3B 1S6

2.

I graduated from McGill University of Montreal with a B. Eng in Metallurgy in 1981, and M. Eng in 1986.

3.

I am a member of the Canadian Institute of Mining, Metallurgy, and Petroleum and a member of The Minerals, Metals & Materials Society (TMS) of the American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc.

4.

I have practiced my profession continuously since my graduation.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of sections: 1, 16, 18.7, 18.8, 18.10, and 18.12, as well as of this 43-101 F1 Technical Report entitled “Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project” dated December 22, 2009. I have reviewed all sections of the Technical Report.

7.

I have not visited the property.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101 and section 3.5 of the Companion Policy to NI 43-101.

10.

I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

________________________

Signed on the 22nd of December 2009

Enzo Palumbo, Metallurgist

BBA

December 2009

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CERTIFICATE OF QUALIFIED PERSON

I, Angelo Grandillo, do hereby certify that:

1.

I am currently employed as a Project Manager in the consulting firm:

BBA Inc.

630 René-Lévesque Blvd. W

Suite 2500

Montréal, Québec

Canada H3B 1S6

2.

I graduated from McGill University of Montreal with a B. Eng in Metallurgy in 1981, and M. Eng. in 1988.

3.

I am in good standing as a member of the Order of Engineers of Québec (#38342).

4.

I have practiced my profession continuously since my graduation.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the coordination and consolidation of this 43-101 Technical Report entitled “Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project” dated December 22, 2009, as well as for Sections: 18.4, 18.9, 18.11, 18.15, 19, and 20.  I have reviewed all sections of the Technical Report.

7.

I have not visited the property.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101 and section 3.5 of the Companion Policy to NI 43-101.

10.

I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

________________________

Signed on the 22nd of December 2009

Angelo Grandillo, Eng.

BBA

December 2009

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CERTIFICATE OF QUALIFIED PERSON

I, Michel Dagbert, Eng., do hereby certify that:

1.

I am currently under contract as Senior Geostatistician with the consulting firm:

SGS Geostat Ltd.

10 Blvd de la Seigneurie Est.

Suite 203

Blainville, Québec

Canada J7C 3V5

2.

I graduated from the Paris School of Mines in 1971 and McGill University in 1972.

3.

I am in good standing as a member of the Order of Engineers of Québec (#45944).

4.

I have practiced my profession continuously since my graduation.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the sections: 7 to 15 and 17.1 to 17.4 of this Technical Report entitled “Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project” dated December 22, 2009. I have reviewed all sections of the Technical Report.

7.

I have not visited the property.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Pre-Feasibility Study, the omission of which would make the Pre-Feasibility Study misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101 and section 3.5 of the Companion Policy to NI 43-101.

10.

I have read national Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Montréal, Quebec.

________________________

Signed on the 22nd of December 2009

Michel Dagbert, Eng.

BBA

December 2009

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CERTIFICATE OF QUALIFIED PERSON

I, André Vachon, Biologist, M. Sc., do hereby certify that:

1.

I am currently employed as Manager - Environment in the consulting firm:

Roche ltée, Groupe-Conseil

3075, ch. des Quatre-Bourgeois

Bureau 300

Québec (Québec)

G1W 4Y4

CANADA

2.

I graduated from Laval University of Québec, Canada, with a B. Sc. in biology in 1979 and M. Sc. in 1984.

3.

I have practiced my profession continuously since my graduation.

4.

I am responsible for the sections 5, 18.3, 18.5 and 18.6.6.1, 18.6.6.2, 18.6.7 regarding environmental aspects of the Technical Report entitled ‘’Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project’’dated December 22, 2009.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and as a result of my education and past relevant work experience; I meet the requirement to be a “qualified person” for the environmental aspects. However, I am not a member of an Order of Biologist because this kind of order does not exist in Quebec.

6.

I have visited the project site on June 16, 2009.

7.

That, as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

8.

I am independent of the issuer applying all of the tests in Section 1.5 on National Instrument 43-101.

9.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Quebec City, Quebec.

_________________________________

Signed on the 22nd of December 2009

André Vachon, Biologist, M. Sc.

BBA

December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

CERTIFICATE OF QUALIFIED PERSON

I, Martin Magnan, Eng., do hereby certify that:

1.

I am currently employed as Project Manager – Environment in the consulting firm:

Roche ltée, Groupe-Conseil

3075, ch. des Quatre-Bourgeois

Bureau 300

Québec (Québec)  G1W 4Y4

CANADA

2.

I graduated from Laval University of Québec, Canada with a B. Sc. A. in Geological Engineering in 1990 and from Université du Québec à Chicoutimi with a M. Sc. A in Geology in 1994.

3.

I am in good standing as a member of the Ordre des Ingénieurs du Québec (#126033).

4.

I have practiced my profession continuously since my graduation.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I have reviewed sections 5, 18.3, 18.5, 18.6.6.1, 18.6.6.2 and 18.6.7 of this Technical Report entitled “Pre-Feasibility Study of the Hosco Deposit Joanna Gold Project”.

7.

I have not visited the property.

8.

That, as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.

I have read national Instrument 43-101 and Form 43-101F1, and aforementioned sections of the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Prepared in Shawinigan, Québec.

________________________

Signed on the 22nd of December 2009

Martin Magnan Eng..

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December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

APPENDIX A

Claims of the Joanna Property

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December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Mining Title
Mines Aurizon
December 14, 2009

SNRC	Type de titre	No titre	Statut du titre	Date d'inscription	Date d'expiration	Nombre d'échéances	Nombre de renouvellements	Superficie (Ha)	Excédents	Travaux requis	Droits requis
SNRC 32D02	CDC	50082	Actif	2005-01-14 00:00	2011-01-13 23:59	0	2	42,6	0	1200	52
SNRC 32D02	CDC	50083	Actif	2005-01-14 00:00	2011-01-13 23:59	0	2	42,6	0	1200	52
SNRC 32D02	CDC	50084	Actif	2005-01-14 00:00	2011-01-13 23:59	0	2	42,6	0	1200	52
SNRC 32D02	CDC	1094818	Actif	2002-05-27 00:00	2010-05-26 23:59	0	3	42,63	15374,78	1800	52
SNRC 32D02	CDC	1094819	Actif	2002-05-27 00:00	2010-05-26 23:59	0	3	42,65	20516,4	1800	52
SNRC 32D02	CDC	1094820	Actif	2002-05-27 00:00	2010-05-26 23:59	0	3	42,66	684,88	1800	52
SNRC 32D02	CDC	1121309	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,81	1055,32	1800	52
SNRC 32D02	CDC	1121310	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,82	1645,92	1800	52
SNRC 32D02	CDC	1121311	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,82	39168,33	1800	52
SNRC 32D02	CDC	1121312	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,84	1645,91	1800	52
SNRC 32D02	CDC	1121313	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,86	1645,91	1800	52
SNRC 32D02	CDC	1121314	Actif	2003-04-08 00:00	2011-04-07 23:59	0	3	42,88	1055,31	1800	52
SNRC 32D02,32D07	CDC	2037886	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,57	0	1200	52
SNRC 32D02,32D07	CDC	2037887	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,56	0	1200	52
SNRC 32D02,32D07	CDC	2037888	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,56	0	1200	52
SNRC 32D02,32D07	CDC	2037889	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,56	0	1200	52
SNRC 32D02,32D07	CDC	2037890	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,55	0	1200	52
SNRC 32D02,32D07	CDC	2037891	Actif	2006-12-07 00:00	2010-12-06 23:59	0	1	42,56	0	1200	52
SNRC 32D02,32D07	CDC	2130556	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,55	0	1200	52
SNRC 32D02,32D07	CDC	2130557	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,52	0	1200	52
SNRC 32D02,32D07	CDC	2130558	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,54	0	1200	52

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December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

SNRC 32D02,32D07	CDC	2130559	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,52	0	1200	52
SNRC 32D02,32D07	CDC	2130560	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,52	0	1200	52
SNRC 32D02,32D07	CDC	2130561	Actif	2007-10-17 00:00	2011-10-16 23:59	0	1	42,49	0	1200	52
SNRC 32D02	CL	3181861	Actif	1971-11-16 00:00	2010-10-29 23:59	0	10	20	44118,96	1000	26
SNRC 32D02	CL	3181862	Actif	1971-11-16 00:00	2010-10-29 23:59	0	10	20	44118,96	1000	26
SNRC 32D02	CL	3181863	Actif	1971-11-16 00:00	2010-10-29 23:59	0	10	20	44118,96	1000	26
SNRC 32D02	CL	3206811	Actif	1971-11-16 00:00	2010-10-29 23:59	0	10	20	29291,47	1000	26
SNRC 32D02	CL	3206961	Actif	1971-11-16 00:00	2010-10-30 23:59	0	10	20	42523,15	1000	26
SNRC 32D02	CL	3206962	Actif	1971-11-16 00:00	2010-10-30 23:59	0	10	20	42523,15	1000	26
SNRC 32D02	CL	3206963	Actif	1971-11-16 00:00	2010-10-30 23:59	0	10	20	42523,15	1000	26
SNRC 32D02	CL	3206964	Actif	1971-11-16 00:00	2010-10-30 23:59	0	10	20	35323,15	1000	26
SNRC 32D02	CL	3209271	Actif	1972-02-08 00:00	2011-01-22 23:59	0	10	40	166603,98	2500	52
SNRC 32D02	CL	3209272	Actif	1972-02-08 00:00	2011-01-22 23:59	0	10	40	166603,98	2500	52
SNRC 32D02	CL	3540201	Actif	1976-01-05 00:00	2010-11-28 23:59	0	10	20	42678,03	1000	26
SNRC 32D02	CL	3540202	Actif	1976-01-05 00:00	2010-11-28 23:59	0	10	20	46278,03	1000	26
SNRC 32D02	CL	3540203	Actif	1976-01-05 00:00	2010-11-28 23:59	0	10	20	46278,03	1000	26
SNRC 32D02	CL	3540204	Actif	1976-01-05 00:00	2010-11-28 23:59	0	10	20	46278,03	1000	26
SNRC 32D02	CL	3705201	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19409,47	1000	26
SNRC 32D02	CL	3705202	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19409,47	1000	26
SNRC 32D02	CL	3705203	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19409,47	1000	26
SNRC 32D02	CL	3705204	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19409,47	1000	26
SNRC 32D02	CL	3705211	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19532,96	1000	26
SNRC 32D02	CL	3705212	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19532,96	1000	26
SNRC 32D02	CL	3705213	Actif	1977-11-01 00:00	2011-10-15 23:59	0	10	20	19532,96	1000	26
SNRC 32D02	CL	3705221	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19498,72	1000	26
SNRC 32D02	CL	3705222	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19498,72	1000	26
SNRC 32D02	CL	3705223	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19498,72	1000	26
SNRC 32D02	CL	3705224	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19498,72	1000	26
SNRC 32D02	CL	3705231	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19095,97	1000	26
SNRC 32D02	CL	3705232	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19495,97	1000	26
SNRC 32D02	CL	3705233	Actif	1977-11-01 00:00	2011-10-16 23:59	0	10	20	19495,97	1000	26
SNRC 32D02	CL	3707441	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52
SNRC 32D02	CL	3707442	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52
SNRC 32D02	CL	3707443	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

SNRC 32D02	CL	3707444	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8839,85	2500	52
SNRC 32D02	CL	3707591	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	6939,85	2500	52
SNRC 32D02	CL	3707592	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52
SNRC 32D02	CL	3707593	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52
SNRC 32D02	CL	3707594	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	40	8139,85	2500	52
SNRC 32D02	CL	3707621	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	23839,82	1000	26
SNRC 32D02	CL	3707622	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	23839,82	1000	26
SNRC 32D02	CL	3707623	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	23839,82	1000	26
SNRC 32D02	CL	3707624	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	11339,82	1000	26
SNRC 32D02	CL	3707651	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	68214,99	1000	26
SNRC 32D02	CL	3707652	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	68214,99	1000	26
SNRC 32D02	CL	3707653	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	68214,99	1000	26
SNRC 32D02	CL	3707654	Actif	1978-02-15 00:00	2011-01-29 23:59	0	10	20	66608,33	1000	26
SNRC 32D02	CL	3708001	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708002	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708003	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708004	Actif	1978-02-15 00:00	2011-01-27 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708141	Actif	1978-02-15 00:00	2011-01-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708142	Actif	1978-02-15 00:00	2011-01-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708143	Actif	1978-02-15 00:00	2011-01-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3708144	Actif	1978-02-15 00:00	2011-01-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3717651	Actif	1978-06-12 00:00	2011-05-13 23:59	0	10	20	91230,26	1000	26
SNRC 32D02	CL	3717652	Actif	1978-06-12 00:00	2011-05-13 23:59	0	10	20	98430,26	1000	26
SNRC 32D02	CL	3717653	Actif	1978-06-12 00:00	2011-05-13 23:59	0	10	20	82230,26	1000	26
SNRC 32D02	CL	3887691	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887692	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887693	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887694	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887701	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887702	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887703	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3887704	Actif	1980-11-17 00:00	2010-10-28 23:59	0	10	20	19389,85	1000	26
SNRC 32D02	CL	3951391	Actif	1980-11-17 00:00	2010-10-29 23:59	0	10	20	19039,85	1000	26
SNRC 32D02	CL	3951392	Actif	1980-11-17 00:00	2010-10-29 23:59	0	10	20	19039,85	1000	26
SNRC 32D02	CL	3951393	Actif	1980-11-17 00:00	2010-10-29 23:59	0	10	40	10939,85	2500	52
SNRC 32D02	CL	3951394	Actif	1980-11-17 00:00	2010-10-29 23:59	0	10	40	10939,85	2500	52
SNRC 32D02	CL	5109718	Actif	1995-08-25 00:00	2011-08-24 23:59	0	7	40	0	2500	52

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Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

SNRC 32D02	CL	5109719	Actif	1995-08-25 00:00	2011-08-24 23:59	0	7	40	0	2500	52
SNRC 32D02	CL	5109720	Actif	1995-08-25 00:00	2011-08-24 23:59	0	7	40	0	2500	52
SNRC 32D02	CL	5110884	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	0	2500	52
SNRC 32D02	CL	5110885	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	0	2500	52
SNRC 32D02	CL	5110886	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	0	2500	52
SNRC 32D02	CL	5111706	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	0	2500	52
SNRC 32D02	CL	5111708	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	0	2500	52
SNRC 32D02	CL	5111709	Actif	1993-09-18 00:00	2011-09-17 23:59	0	8	40	315,39	2500	52
SNRC 32D02	CL	5111710	Actif	1995-07-20 00:00	2011-07-19 23:59	0	7	40	1043,6	2500	52
SNRC 32D02	CL	5215033	Actif	1999-12-06 00:00	2012-07-01 23:59	0	4	42,55	154928,3	1800	52
SNRC 32D02	CL	5215038	Actif	1999-12-06 00:00	2012-07-01 23:59	0	4	42,6	125661,29	1800	52
SNRC 32D02	CL	5217916	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5217917	Actif	1999-06-25 00:00	2011-06-24 23:59	0	5	40	0	1800	52
SNRC 32D02	CL	5217918	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5217919	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5219048	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5219049	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5219050	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5219051	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5219052	Actif	1998-04-30 00:00	2012-04-29 23:59	0	6	40	0	2500	52
SNRC 32D02	CL	5226673	Actif	1999-06-25 00:00	2011-06-24 23:59	0	5	40	11002,08	1800	52
SNRC 32D02	CL	5226674	Actif	1999-09-21 00:00	2011-09-20 23:59	0	5	40	0	1800	52
SNRC 32D02	CL	5226675	Actif	1999-09-21 00:00	2011-09-20 23:59	0	5	40	0	1800	52
SNRC 32D02	CL	5226676	Actif	1999-09-21 00:00	2011-09-20 23:59	0	5	40	0	1800	52
SNRC 32D02	CL	5226677	Actif	1999-09-21 00:00	2011-09-20 23:59	0	5	40	97,71	1800	52
SNRC 32D02	CL	5271785	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02,32D07	CL	5271786	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02,32D07	CL	5271787	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5271788	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5271789	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5271790	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5271791	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275542	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275543	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275544	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

SNRC 32D02	CL	5275545	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275546	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275547	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275548	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275549	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5275550	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276061	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	11,2	0	500	26
SNRC 32D02,32D07	CL	5276062	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276063	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276064	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276065	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276066	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02,32D07	CL	5276067	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276068	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276069	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276070	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276071	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02,32D07	CL	5276072	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276073	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276074	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276075	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276076	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02,32D07	CL	5276078	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276079	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276080	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276081	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276082	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26
SNRC 32D02	CL	5276083	Actif	2009-03-04 00:00	2011-03-03 23:59	0	0	16	0	500	26

1

Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

APPENDIX B

Stakeholders Participation to the Possible Development of the Joanna Project

BBA

December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

STAKEHOLDERS PARTICIPATION TO THE POSSIBLE DEVELOPMENT OF THE JOANNA PROJECT

Pre-Feasibility Study Recommendations

MINES AURIZON LTD

November 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

Stakeholders participation

	Stakeholders	Individual meeting	Dialogue workshops (from 09/09/28 to 09/10/02)					Plenary session (09/11/30)
Ecologist groups	Action boréale de l'Abitibi-Témiscamingue - ABAT	09/05/12			X			X
	Coalition pour que le Québec ait meilleure mine !	09/06/25				X	X	X
Socio-environmental concertation groups	Conseil régional en environnement de l'Abitibi-Témiscamingue - CREAT	09/05/11	X	X				X
	Groupe Éco citoyen de Rouyn-Noranda - GECO	09/05/13	X			X	X	X
	Regroupement d’éducation populaire de l'Abitibi-Témiscamingue - REPAT	09/09/09				X
Socio-economical groups	Conférence régionale des élus de l'Abitibi-Témiscamingue - CRÉ	09/06/26	X	X	X		X	X
	Table régionale sur les ressources minérales - TRRM	09/06/26	X	X	X	X	X	X
Land users and residents	Abitibiwinni First Nation Council	09/04/22
	Long Point First Nation	09/06/17
	McWatters and Bousquet lake residents	09/09/21	X					X
	Vaudray-Joannès lakes association of residents, executive committee	09/06/11	Site visit					X
	Vaudray-Joannès lakes association of residents, Joanna project committee	09/06/11	X	X	X	X	X	X
Municipal authorities and services	Mayors and municipal councillors - Abitibi region	09/09/08						X
	Rouyn-Noranda territory management service	09/06/23		X	X	X	X
	Rouyn-Noranda watershed management service	09/09/01	X	X		X		X
	Rouyn-Noranda regional airport service	09/08/20
Governmental authorities and services	Provincial and federal authorities - Abitibi Region	09/04/10						X
	Ministère du Développement durable de l’Environnement et des Parcs - MDDEP	periodic		X				X
	Ministère des Ressources naturelles et de la Faune - MRNF Regional office	09/08/31			X
	Ministère des Ressources naturelles et de la Faune - MRNF	periodic	X					X
	Ministère des Transports du Québec - MTQ Regional office	09/08/26
	Environnement Canada	-	Site visit
Economical groups	Centre local de développement de Rouyn-Noranda - CLDRN	09/08/20
	Chambers of commerce - Abitibi Region	periodic						X
Mining Industry	Association minière du Québec - AMQ	periodic
	Association minière du Québec - Environment - AMQ	periodic			X
	Association de l'exploration minière du Québec - AEMQ	09/06/08
	Réseau d'expertise en innovation minière - MISA	09/06/19						X
Scientific research

BBA

December 2009

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

institutions	Unité de recherche et de services en technologie minérale - URSTM	09/05/25				X	X	X
	Institut des sciences de l'environnement - UQAM	-			X
	Université du Québec en Abitibi-Témiscamingue - UQAT	09/06/23			X			X
	Geological survey of Canada - GSC	-			X
	Société des eaux souterraines en Abitibi-Témiscamingue - SESAT	-	X	X	X		X	X
Lead advisors	BBA – Pre-feasibility study	ongoing	X	X
	Groupe Roche – Environmental advisor	ongoing	X	X	X	X	X	X
Aurizon Mines	Board of Directors	ongoing
	Technical team	ongoing	X	X	X	X	X	X
	Employees	ongoing	X					X
	Global development committee	ongoing	X	X	X	X	X	X
	Direction	ongoing	X	X	X	X	X	X

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

1.    Local and Global Environmental Issues

   -Treatment and containment of sulphide tailings

-

Heard and understood that Hosco deposit ore processing involves the flotation of arsenic sulphides followed by processing of the concentrate obtained.

-

Heard and understood that concentrate tailings processing may have the potential of acid mine drainage and arsenide leaching.

-

Heard and understood that desulphurized tailings have a lower potential of acid drainage and leaching.

-

Heard and understood that to minimize these impacts, mine waste management provides for disposal in two ponds: a large low-risk pond for low sulphide tailings and a smaller pond for reactive arsenic and sulphide tailings.

-

Heard and understood that the risks associated with a small covered tailings pond can be managed more easily.

-

Heard and understood that the choice of the location of the covered tailings pond should consider the use of the impermeability of clay deposits for improved waterproofing.

-

Heard and understood that during the operations, pumping of underground water, sidetracking of surface water and follow-up of the water quality criteria will ensure adequate risk management of the water table.

-

Heard and understood that the containment of sulphide tailings will require improved management during and after the operations.

-

Heard and understood that the physical characteristics on the Hosco and Casa Berardi sites, including clay deposit impermeability and the location of operations in a topographic valley, diminishes the risks associated with the treatment and containment of concentrate tailings.

-

Heard and understood that the monitored management of the sulphide tailings pond can be done on or off site and the choice of pond location must be based on site characteristics.

-

Heard and understood that Aurizon’s Casa Berardi site has an arsenide tailings pond.

-

Heard and understood that Hosco is located in an environmentally sensitive area with a biodiversity corridor and an esker, which require more thorough characterization.

  - Local and general considerations

-

Heard and understood that the off-site management of sulphide tailings would require transporting them over a distance and involve increased risks of accidents and spillage along the way and the need to comply with specific transport standards.

-

Heard and understood that a study of options for transporting the concentrate, which include using the existing rail network, conveyors, the construction of a pipeline and trucking, has been conducted.

-

Heard and understood that transporting sulphide rich concentrate by truck would follow Highway 117 and in particular along Côte Joanna, which is considered a dangerous segment by the area residents.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that transporting sulphide rich concentrate by truck would lead to increased traffic on Highway 117 and put an additional 10 to 15 trucks on the road per day.

-

Heard and understood that all the costs must be considered while analyzing transportation options, including increased danger, environmental noise, speed of road deterioration and greenhouse gas emissions.

-

Heard and understood that the decision between impacting a new site or transporting the higher arsenide concentrate within the region must take into account "overall" costs, including all the social, environmental, and economic costs and benefits from project concept through post-remediation.

-

Heard and understood that the long-term geochemical performance of sulphide tailings remains to be discovered and research trends in centres in Abitibi-Témiscamingue are going in this direction.

Recommendation #1 - Local and global environmental issues

Although the Pre-Feasibility Study tends to favour the off-site option, the Feasibility Study must determine whether the analysis of the social, environmental and economic costs and benefits justifies the location chosen for the handling of concentrate and tailings disposal, and must assess whether, based on the “overall” costs, the on-site treatment and disposal option should be selected instead.

2.    Groundwater Resource Protection

   - Potential risks to the groundwater resource

-

Heard and understood that the project is located 3 kilometres downstream from the Vaudray-Joannès esker.

-

Heard and understood that the regional underground water flows from east to west except around the esker where it flows from north to south.

-

Heard and understood that the esker's water table is higher than that in the sector for the proposed pit.

-

Heard and understood that local hydrogeological parameters will be modified as the project advances.

-

Heard and understood that the operations provide for the closed-circuit recirculation of the process water, thus limiting the draw-off of fresh water from the area.

-

Heard and understood that the dewatering around the pit during mineral excavation requires pumping underground water before and during mining operations.

-

Heard and understood that the end of mining operations will signify the end of pumping underground water and the pre-existing hydrogeological conditions will gradually be restored to their normal balance.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that there is a sand and gravel horizon similar to the material normally found in eskers at the bottom of the superficial deposit above the proposed pit and this layer of granular material could be connected to the esker.

-

Heard and understood that the possible connectivity between the aggregate base and the Vaudray-Joannès esker may pose a potential risk to the flow and quality of water from the esker.

-

Heard and understood that the esker water may be contaminated by human activities as the esker's permeable deposits are well exposed over a long distance.

-

Heard and understood that the esker containment and supply conditions make it a good quality underground water reservoir and the esker would possibly drain a potable water source.

-

Heard and understood that it is a requirement to characterize the esker's hydrogeological properties and to proceed with the evaluation of the project's impact on the flow, drainage and quality of underground water.

    - Groundwater resource protection

-

Heard and understood that 67% of the population of the Abitibi-Témiscamingue region draws potable water from underground water sources.

-

Heard and understood that eskers in the Abitibi region are an integral part of the environmental heritage and a source of regional pride.

-

Heard and understood that the residents demand to be kept aware of, and informed about, issues concerning underground water protection.

-

Heard and understood that a specific agreement on the development of underground water resources in the Abitibi-Témiscamingue region allows local organizations to make long-term commitments in research and governance issues.

-

Heard and understood that the recent mining strategy undertaken by the Ministère des Ressources Naturelles et de la Faune du Québec is geared towards the protection of eskers in the Abitibi region.

-

Heard and understood that the exhaustive characterization of eskers is a prerequisite for the protection of underground water resources.

   - Loss of wetlands

-

Heard and understood that wetlands cover 10 to 20% of the Abitibi region.

-

Heard and understood that pumping underground water, the sidetracking of surface water and the use of the area for infrastructure will lead to the loss of a wetland and affect a sizeable part of a peat bog.

-

Heard and understood that the environmental characterization and ecological value of the peat bog must be documented exhaustively before the environment is modified.

-

Heard and understood that ecological inventories carried out todate have not shown that any flora is endangered or vulnerable or likely to be so designated.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that the current regulation established by the Ministère du Développement durable, de l'Environnement et des Parcs du Québec stipulates that the loss of wetlands must be compensated.

Recommendation #2 - Groundwater resource protection

The project Feasibility Study must confirm for the Ministère du Développement durable de l’Environnement et des Parcs du Québec that it will be possible to compensate for wetland loss by characterizing the esker located at Vaudray-Joannès Lakes, that the knowledge that is acquired will be harnessed, and that groundwater resources will be protected. Knowledge acquisition and raising the awareness of the population must be based on a collaborative approach with community organizations.

3.    Operations that Reflect Tomorrow’s Values

    - Participation of stakeholders in risk identification

-

Heard and understood that the attainment of social, environmental and economic gains requires the region to support the mining development and to bear the environmental risks.

-

Heard and understood that the current status of environmental receptors, including soils, sediments and underground and surface water must be characterized and documented exhaustively to determine the pre-existing conditions and their ability to withstand environmental risks.

-

Heard and understood that the identified risks involving pumping underground water target the direction of flow, recharge and quality of water from the esker, residential wells and the McWatters municipal well.

-

Heard and understood that the identified risks relate to blasting operations and the potential effects of rock fissure on the flow and quality of water in residential wells, vibration on ground stability, the railway and the structural foundations of homes in the area, as well as the safety aspects for the air corridor.

-

Heard and understood that the stakeholders have identified risks related to noise impact from the mining operations and increased heavy vehicle traffic on Highway 117.

-

Heard and understood that the risk of increased danger on Highway 117 in the area around Côte Joanna is associated with the off-site transportation of concentrate and the movement of workers.

-

Heard and understood that the identified risks related to the dominant wind blowing dust are linked to the contamination of surface water, sediment, soil and peat bog as well as the bioaccumulation of dust by plant species which are subsequently ingested by wildlife.

-

Heard and understood that the dust mainly comes from blasting operations, crushing and grinding, erosion of tailings ponds, trucking and site access roads and the dust may contain traces of metal.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that the risk of contamination by industrial waters has been identified and will be the subject of a more exhaustive evaluation covering the potential impacts on the quality of water in residential wells, peat bogs and local waterways.

-

Heard and understood that the large-scale contamination of surface water will be mitigated by concentrating operations within one watershed.

-

Heard and understood that the risk associated with the weight of waste piles and infrastructure on the stability of organic material and clay deposits has been raised and the impact on the flow of surface water to other watersheds has to be studied.

-

Heard and understood that the regional topography and vegetation density currently serve as natural visual screens and the project concept should consider the use of natural landscape features in order to mitigate the visual impact of the operations.

-

Heard and understood that the project development might affect the value of neighbouring properties and local residents have identified the loss of the quality of life as one of the major social risks.

-

Heard and understood that the risks identified (including visual impact, noise and vibration aspects, contamination of environmental receptors, loss of wildlife habitat and quality of life) can be controlled when managed individually.

-

Heard and understood that the cumulative effect of identified risks (including visual impact, noise and vibration aspects, contamination of environmental receptors, loss of wildlife habitat and quality of life) could lead to unforeseen events and it is necessary to have a contingency plan.

-

Heard and understood that the effect of climatic fluctuations must be integrated into the site management and that based on the current assessment of major environmental concerns, this management would be a major issue.

-

Heard and understood that the energy requirements will have to be quantified for each phase of development and energy efficient alternatives should be considered in order to minimize greenhouse gas emissions, among other things.

-

Heard and understood that stakeholders have identified stock market fluctuations of gold prices as a likely risk of abandoning the project during the construction or production phase and a potential risk of non-compliance with commitments.

-

Heard and understood that depositing the full financial guarantee necessary to restore the pit and other affected areas would contribute to diminishing these risks.

                 - Participation of stakeholders in risk evaluation

-

Heard and understood that all the social, environmental and economic risks related to the Joanna development must include short-, medium- and long-term analyses.

-

Heard and understood that the evaluation of identified risks must involve all stakeholders.

-

Heard and understood that the active participation of stakeholders in the evaluation of identified risks requires a clear vision of the cumulative effects of the risks.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that whenever applicable, modeling methods will facilitate the assessment of all the risks associated with the project based on time, space and critical factors.

-

Heard and understood that stakeholders should be able to use simulated evaluation tools to analyze the identified risks related to underground water, noise and visual impacts, dust dispersal, vibration, soil stability and danger on Highway 117.

-

Heard and understood, in the face of knowledge of the risks involved, the implementation of adequate mitigation measures and continuous information follow-up will allow for a secure management of individual risks.

-

Heard and understood that controlled risk management should take into account all immediate and cumulative effects while making contingency plans so that the latter respond to all situations effectively.

-

Heard and understood that the current regulation, design criteria, operators’ accountability and controlled management will lead to better risk and impact management.

                - Participation of stakeholders in risk management

-

Heard and understood that the participation of stakeholders in the development's strategic phases, including the evaluation and environmental impact assessment procedures, would result in optimized decision making.

-

Heard and understood that stakeholders’ participation should enable the traceability of decisions concerning priority issues and selected options.

-

Heard and understood that the priority issues are based on current and future regional needs that require an exchange of information and the acquisition of knowledge through the development of evaluation tools and follow-up.

-

Heard and understood that adequate funding should be allocated to the development of tools and financing participation to enable organizations and stakeholders concerned with the project to participate independently.

-

Heard and understood that environmental knowledge and awareness building fall within the notion of social gain.

Recommendation #3 - Operations that reflect tomorrow’s values

The Feasibility Study must be based on risk assessment tools and, when applicable, simulations that provide a knowledgeable perspective of the effects on health and safety, environmental receptors, infrastructures, and quality of life. In addition, the cumulative aspect of the overall risks must be evaluated in the feasibility study in order to determine mitigation strategies and the necessary monitoring of controlled management.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

4.    Optimization of Restoration Scenarios

   - Biodiversity considerations

-

Heard and understood that the protected area around Vaudray-Joannès lakes is an officially recognized biodiversity reserve and its northern boundary lies 1 kilometre south of the project site.

-

Heard and understood that the Aiguebelle National Park is located 20 kilometres north of the project and rocky escarpments, lakes, peat bogs and forest sites are part of the protected ecosystem.

-

Heard and understood that a natural link ensuring the movement of species between the protected area to the south and the Aiguebelle Park to the north form a biodiversity corridor and satellite image observations suggest that it follows the relief created by the Vaudray-Joannès esker.

-

Heard and understood that the peat bog impacted by the project could be used as a wildlife passage within the biodiversity corridor and consequently, the project development may change the path of the corridor.

-

Heard and understood that a biodiversity corridor is not permanent and the routes followed by animals change regularly.

-

Heard and understood that biodiversity conservation calls for connectivity between habitats.

-

Heard and understood that the surface infrastructure must be laid out in a way that minimizes the territorial footprint and prevents habitat fragmentation.

-

Heard and understood that the loss of biodiversity on the site during operations is inevitable due to disruptions occasioned by mine development.

-

Heard and understood that the results of experimental fishing conducted in 2007 and 2009 as well as information gathered from reviewing aerial maps and photographs suggest that no waterways that constitute fish habitat will be directly affected by the project execution.

-

Heard and understood that a change in the local hydrography and a drop in the underground water level would disrupt the regional ecosystem.

-

Heard and understood that the many waterways and wetlands in the region are potential nesting and reproduction areas for waterfowl.

-

Heard and understood that the Rouyn-Noranda Airport has a wildlife management plan developed to deal with bird strike hazard and noise from mining operations could affect wildlife behaviour in the region.

-

Heard and understood that biodiversity conservation must be harmonized with the existing ecosystems and wildlife management plans.

-

Heard and understood that the assessment of the environmental value of the affected region, and all aspects related to the conservation of common ecosystems, should be incorporated into the site management plan from concept through post-restoration.

-

Heard and understood that the loss of biodiversity could be compensated by protecting habitats located outside the project limits and within the biodiversity corridor.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that the creation of protected areas on private or public land may go towards compensating the loss of land for future generations and fit into the broad notion of environmental gain.

-

Heard and understood that investment in the conservation of the biodiversity corridor itself would be beneficial to the region and the sustainability of the link between the national park to the north and the biodiversity reserve to the south could fit into the broad notion of environmental gain.

                - Restoration options

-

Heard and understood that the site restoration plan should involve local participation in order to avoid land use conflicts.

-

Heard and understood that the primary function of the sector of around Côte Joanna calls for biodiversity conservation and protection of the underground water resource.

-

Heard and understood that the area has a real attractiveness as a holiday, hunting and recreational fishing destination.

-

Heard and understood that the peak of the Côte Joanna is an exceptional geo-touristic site and one of the highest observation points in the region.

-

Heard and understood that restoring the pit and creating an ecosystem upstream of a watershed is an interesting challenge.

-

Heard and understood that the development of the pit could incorporate the creation of a fish habitat in a rocky area by introducing non-native species that belong to the common ecosystem.

-

Heard and understood that the hydrographical conditions and the control of water geochemical properties are a major challenge to enable the establishment of a fish habitat and the analysis of the social, environmental and economic costs and benefits of the post-restoration follow-up is necessary.

-

Heard and understood that the creation of a permanent stream to the pit at the end of mining operations should be harmonious with the airport wildlife management plan.

-

Heard and understood that the complete flooding or filling of the pit are not the only solutions and different options will have to be considered.

-

Heard and understood that the potential of reclaiming excavated material should be considered with a view to progressively minimizing and reducing the footprint.

-

Heard and understood that superficial deposits and organic soil will be available for site restoration.

-

Heard and understood that the excavation left by the pit could be used for controlled management of tailings and tailings containing material with high arsenic content whose long-term geochemical behaviour is unknown.

-

Heard and understood that low-grade ore and potentially, tailings with high arsenide levels, can be processed at the end of the mine life in order to float the sulphides and increase long-term stability.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that the complete filling of the pit will produce greenhouse gas emissions and an analysis of the overall costs should be carried out.

-

Heard and understood that the excess material that cannot be reclaimed during the progressive site restoration or filling of the pit can be part of an evaluation study for other usage.

-

Heard and understood that the accumulation areas will be re-vegetated and a continuous restoration approach will contribute to reducing the territorial footprint.

-

Heard and understood that the creation of a stream, whose features and usage are yet to be determined, is provided for in the pit restoration during the pre-feasibility phase.

-

Heard and understood that the restoration of the pit and affected areas must be in keeping with the landscape, the needs of local users, respect of ecosystems and should ideally contribute to biodiversity conservation.

Recommendation #4 - Optimization of restoration scenarios

The project feasibility must validate, with specialized organizations, the possibility of integrating biodiversity corridor maintenance in the restoration plan. The plan must be developed based on an ecosystemic approach, with the aim of minimizing and gradually reducing the footprint, while at the same time meeting the needs of land users.

5.    Resource Management that is Responsive to Community Needs

    - Responsibility and commitment

-

Heard and understood that the participatory approach has made it possible to identify a range of issues, including technical aspects that are directly or indirectly applicable to the Joanna project, operational management issues that may target the company and regional organizations and organizational issues targeting coordinating authorities.

-

Heard and understood that the decisions affecting site-specific technical and operational management issues shall take into consideration, inter alia, the position of coordinating authorities who will be responsible for the site after the post-closure stage.

-

Heard and understood that the stakeholders have made known that Aurizon Mines must develop framework recommendations for the pre-feasibility study and incorporate comments received during the hearing sessions.

-

Heard and understood that the stakeholders made 177 comments and proposals based on the twelve global development principles during the hearings.

-

Heard and understood that recommendations that fall outside the company's jurisdiction should be forwarded to the relevant authorities and regional organizations.

-

Heard and understood that technical and management decisions should be handled separately and must comply with the same traceability criteria.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

                - Participation in operational management decisions

-

Heard and understood that the stakeholders have not demonstrated an interest in setting up a technical monitoring committee during this project phase.

-

Heard and understood that the stakeholders have, on the other hand, demonstrated an interest in continuing the participatory approach during the project's strategic development phases.

-

Heard and understood that preparation of the environmental impact study could be done in conjunction with the stakeholders and the firm commissioned to conduct the study.

-

Heard and understood that the step-by-step participation could take place outside the committee.

-

Heard and understood that the performance indicators could be developed with local involvement and the results for each measured indicator should be released to the public.

-

Heard and understood that the awareness raising, information and knowledge acquisition phase should be implemented in collaboration with the local community to ensure accessibility.

                -Technical monitoring committee

-

Heard and understood that the stakeholders have expressed the need to set up a multilateral monitoring committee that will assist the Aurizon Mines team in the management of technical risks after obtaining permits from the relevant government authorities.

-

Heard and understood that the monitoring committee could evaluate, inter alia, the parameters for the quality of surface and underground water, maintenance of quality of life, the performance of impact mitigation measures and the advancement of progressive restoration immediately after the creation of the committee.

-

Heard and understood that the information, result dissemination and awareness rising phase may then fall within the mandate of the multilateral technical monitoring committee.

-

Heard and understood that the environmental performance indicators and the control of the quality of measurement acquisition methods may be made public.

               -Independent committee

-

Heard and understood that the residents along Highway 117 in the area of the project and around the Vaudray-Joannès and Bousquet lakes have confirmed an interest in the creation of an independent committee.

-

Heard and understood that the main objective of the independent committee would be to monitor the project development from start of construction through site closure.

-

Heard and understood that there are mixed opinions as to the relevance of creating an independent committee as soon as possible and the option of waiting for the start of construction work.

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Aurizon Mines Ltd.

Technical Report - Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project

-

Heard and understood that the relevance of establishing an independent committee as soon as possible lies in the need for residents to receive correct information to allow them to address their recommendations.

-

Heard and understood that the independent committee should have a mechanism for introducing new members.

-

Heard and understood that a representative of Aurizon Mines could sit on the committee to ensure information sharing.

                 - Regional operational issues

-

Heard and understood that some values formulated during the hearings are outside the purview of the Joanna project and revolve around major social issues.

-

Heard and understood that the participation of local residents in the technical evaluation of resource development projects comes with an increased financial burden.

-

Heard and understood that a mechanism providing for consultation among regional stakeholders increases the credibility of innovative products and promotes integrated resource management.

-

Heard and understood that mine exploration, production and restoration projects represent a big share of the region's economic development.

-

Heard and understood that the development players could envisage a regional economy based on ore processing and thus maximize the benefits to the host community.

-

Heard and understood that the setup of a mine tailings upgrade and treatment centre could contribute to the expansion of regional expertise.

Recommendation #5 - Resource management that is responsive to community needs

Aurizon Mines Ltd. is responsible for ensuring resource management that is responsive to community needs, and one of the ways it must do this is by maintaining an engagement approach to the strategic steps of the project. That is, by holding specific meetings for feasibility and environmental impact assessment studies, during which the chosen options will be evaluated based on the priority of the issues.

Aurizon Mines Ltd., in collaboration with the stakeholders, must form a multi-stakeholder committee for monitoring technical issues; the members, duties and funding will be defined with the community.

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Aurizon Mines Ltd. must remain responsive to the residents and ensure that the establishment of an independent committee, with the goal of monitoring the project’s development, follows the community recommendations.

Finally, there should be an accessible communication channel to publicize and document the participatory approach to ensure it is anchored in the regional development policy.

Stakeholder’s Comments and Propositions Regrouped within the Twelve Global Development Principles

1.

Responsible Production and Consumption

Which avoids waste and optimizes the use of raw materials, energy and mineral resources

-Technical aspects

-

Le mode d'extraction en fosse laissera-t-il une empreinte considérable dans le paysage?

-

Avez-vous étudié la possibilité de transporter le minerai par train?

-

Envisagez-vous le recyclage des stériles et des résidus?

-

Est-ce que l’équipement minier serait réutilisé à la fin des opérations?

-

Quel est le pourcentage visé pour le recyclage de l’eau de procédé?

-

Y a-t-il un emplacement intermédiaire pour recevoir le concentré?

-

Avez-vous considéré l’utilisation du bois dans la construction de vos infrastructures?

-Governance aspects

-

Tout ceci est en réponse aux audiences publiques sur l’environnement!

-

Est-ce qu’Aurizon a l’Abitibi-Témiscamingue à cœur?

-

C’est un discours de marketing, une campagne de séduction!

-

Est-ce qu’on accordera autant d’importance aux risques à moyen et long terme qu’aux risques à court terme?

-

Est-ce qu’Aurizon fera vraiment ce qu’elle dit?

-

Les pôles social et environnemental sont-ils vraiment considérés de façon égale au pôle économique?

-

Il faut éviter une surexploitation de la ressource en eau souterraine, la gérer correctement et la protéger.

2.

Economic prosperity

That is conducive to social progress and respectful of the environment

-Technical aspects

-

Les retombées économiques doivent rester en région!

-

À combien se chiffreraient les retombées économiques pour Rouyn-Noranda?

-

Est-ce que la fluctuation du prix de l’or pourrait occasionner l’abandon soudain du site?

-

Est-ce que le transport du minerai hors site pourrait accélérer le développement/amélioration du réseau ferroviaire?

-

Une politique interne influençant le pouvoir d’achat local est nécessaire;

-

Est-ce que le démarrage du projet pourrait être retardé face à un manque de connaissance technologique pouvant assurer le respect de l’environnement?

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-Regional aspects

-

La mise sur pied d’un centre de traitement régional des résidus pourrait profiter à l’industrie minière;

-

Pourrions-nous envisager une économie de transformation?

-

Si le projet minier agit comme effet levier, qu’engendra-t-il comme gain socio-économique dans la communauté d'accueil?

-

Il faut respecter le fait que nous vivons dans une région ressource;

-

Les retombées économiques doivent rester en région!

3.

 « Coût global »

The value of all goods and services must reflect all the costs they generate for society during their complete life cycle, from design to consumption and disposal

-Technical aspects

-

Quel sera l’effet du projet sur la valeur de mon terrain et de ma maison?

-

Est-ce que la zone Heva est mise de côté seulement pour des questions environnementales?

-

Les stériles pourraient être valorisés en étant utilisés à d’autres fins;

-

Le transport du concentré de minerai par camions va contribuer à la détérioration de la route 117;

-Governance aspects

-

Les calculs des coûts/bénéfices pour la société, de chacune des options étudiées, devraient influencer la prise de décision;

-

La courte durée de vie des opérations justifie-t-elle la prise de décision?

-

La priorité des enjeux et le choix des options doivent être évalués en fonction de la marge de profit disponible;

-

Sur quelle échelle de temps les alternatives seront-elles étudiées et envisagez-vous d’annexer d’autres projets en cours de développement?

-

La création d’aires protégées sur des terres privées contribuerait à compenser la perte de territoires naturels pour les générations futures et pourrait représenter une option valable pour un gain environnemental;

-

Si des mesures de compensation des gaz à effet de serre sont entreprises, tel que le transport en autobus de vos employés, le camionnage du concentré me paraît préférable;

-

Le transport et le traitement du concentré d’arsénopyrite ne feraient que déplacer le problème;

-

Considérez-vous la possibilité d’investir dans un fonds pour compenser vos émissions de gaz à effet de serre?

-

Avez-vous l’intention de mettre en garantie, dès le démarrage, les montants couvrant l’ensemble des dommages pouvant être portés aux propriétés et aux puits des résidents?

-

Qu’est-ce que Joanna peut engendrer pour demain?

-

Le coût environnemental du remblaiement de la fosse est élevé;

-

Comment pensez-vous engendrer un gain environnemental?

-Regional aspect

-

-

Opérer Joanna en fosse à ciel ouvert ne répondra peut-être pas aux valeurs de demain?

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4.

Environmental Protection

Operations, development and exploration activities have to emphases at all level on the environmental protection of air, water and soil

-Technical aspects

-

Si le projet démarre, ça va causer une perturbation importante d’un milieu humide!

-

Le minerai contenant de l’arsénopyrite serait traité hors site, mais va-t-il rester de l’arsenic dans les stériles et le parc à résidus minier?

-

Si oui, le contenu en sulfures est-il susceptible de générer un potentiel de drainage minier acide ainsi qu'une lixiviation à long terme des métaux?

-

Le pompage des eaux souterraines est-il susceptible d’avoir un impact sur la qualité, le volume et l’écoulement de l’eau de l'esker?

-

Les eaux industrielles risquent-elles de contaminer les eaux de surface et souterraines et d’affecter les puits d’eau potable?

-

Comment intégrer les changements climatiques dans la gestion du parc à résidus?

-

Restreindre les activités à un seul bassin versant est une bonne mesure;

-

Un certain contrôle du panache des poussières pourrait être assuré en profilant les haldes à

stériles;

-

Dans quelle direction se draineront les eaux chargées en matières en suspension du grand parc à résidus?

-

Qu’arrivera-t-il avec les effluents à traiter suite à la fermeture?

-

Prévoyez-vous creuser des puits d’observation pour suivre la qualité de l’eau souterraine?

-

La provenance des éléments contaminants existants devrait être documentée;

-

Il faut minimiser l’érosion des chemins d’accès sur le site pour le contrôle des poussières;

-

Une attention particulière doit être portée à la qualité de l’eau de l’esker de Joanna, l’aquifère est exposé sur une grande distance;

-

Le secteur à l’étude est en aval de l’esker;

-

Les poussières reliées au transport du concentré par camions pourraient contaminer les sols et l’eau de surface;

-Governance aspects

-

Sans la capacité de support environnemental d’un milieu, les autres pôles ne peuvent subsister, l’environnement soutient tout!

-

La protection de la qualité de l’eau souterraine devrait être priorisée;

-

Il faut éviter de perturber un site non impacté;

-

Avez-vous prévu des moyens pour compenser la perte d’une tourbière?

-

Si le minerai est traité hors site, le transport par camion vers un autre site de traitement va augmenter les émissions de gaz à effet de serre!

-

Nous avons confiance en votre capacité de gérer les résidus, mais le risque environnemental dû à un évènement exceptionnel persiste;

-

-

Un suivi environnemental a-t-il été effectué suivant les travaux d’exploration?

5.

Biodiversity Preservation

For the benefit of present and future generations.

-Technical aspects

-

Connaissons-nous les impacts potentiels sur les écosystèmes incluant l’aire protégée, les tourbières, les lacs et cours d’eau, le corridor de biodiversité, les milieux forestiers, etc.?

-

Le développement du projet pourrait causer la destruction probable d’un habitat de poisson!

-

La tourbière a-t-elle été caractérisée avant les travaux de forage?

-

Retrouve-t-on des plantes rares?

-

La valeur écologique (côté exceptionnel) de la tourbière doit être déterminée;

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-

Avec la modification des écosystèmes, d’autres espèces peuvent être attirées sur le site et s’exposer à la contamination;

-

Sur quelle superficie le pompage affecterait la tourbière autour de la fosse?

-

Un suivi des poussières est nécessaire pour connaître leur effet sur les espèces;

-

Les cervidés pourraient être affectés par la dispersion des poussières, les lichens, dont ils se nourrissent, ont la capacité de bioaccumuler les métaux;

-

Une zone tampon formée d’épinettes capterait les poussières et contribuerait à diminuer la dispersion;

-

Il faut déterminer quelles espèces empruntent les corridors de biodiversité et harmoniser les opérations avec les périodes de reproduction;

-

Les espèces floristiques subiront les effets des modifications apportées à l’hydrographie locale;

-

La création d’un secteur boisé changera l’écosystème et par conséquent la destruction d’habitats;

-

Le corridor de biodiversité n’est pas une zone fixée et permanente, il faut y favoriser le passage des espèces et empêcher la fragmentation d’habitats;

-

Connaissez-vous l’effet des ondes à basse fréquence utilisées dans les campagnes géophysiques sur la faune?

-

Le défi d’implanter un habitat de truite grise dans la fosse restaurée serait intéressant;

-

Le péril aviaire augmenterait avec la création d’un lac avec la fosse;

-

En ensemençant la fosse, elle deviendra un petit lac de pêche qui se videra rapidement;

-Governance aspects

-

Toutes les composantes de la biodiversité (espèces, habitats, etc.) doivent être caractérisées avant la modification du milieu!

-

Est-ce que nous devons maintenir la biodiversité ou pouvons-nous l’améliorer?

-

Comment harmoniser la préservation de la biodiversité avec le plan d’aménagement et de développement de la ville de Rouyn-Noranda?

-

La réglementation sur la protection des milieux humides est formulée pour s’appliquer au sud du Québec, les milieux humides sont abondants en Abitibi;

-

Advenant l’impossibilité de générer un gain sur la biodiversité du secteur, celui-ci pourrait être envisagé à l’extérieur du site;

6.

Protection of Cultural Heritage

Cultural heritage components needs to be identified, protected and reinforce.

-Governance aspects

-

Il est important d’inclure les valeurs traditionnelles dès le début du projet!

-

La vocation du secteur Hosco est essentiellement vouée à la chasse;

-

Les camps de chasse ne serviront plus, le bruit des opérations fera fuir le gibier!

-

Les activités minières vont perturber un site exceptionnel de la région!

-

La réserve de biodiversité constitue une partie importante du patrimoine culturel;

-

L’aire protégée des lacs Vaudray et Joannès est reconnue par le milieu et les instances gouvernementales comme étant une réserve de biodiversité;

-

La population est fière et conscientisée envers la ressource d’eau souterraine, il faut miser sur cette valeur;

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7.

Risks Mitigation and Accident Prevention

-Technical aspects

-

Les infrastructures minières seraient situées dans le corridor aérien, est-ce qu’il y a un danger face au dynamitage?

-

Les plans d’eau attirent les oiseaux, avez-vous pensé au péril aviaire?

-

Est-ce que la fosse serait clôturée?

-

Avec le poids des infrastructures, est-ce que la tourbe risque de s’enfoncer et quelles seraient les conséquences sur la stabilité et la direction d’écoulement des eaux de surface?

-

Si oui, est-ce les eaux de surface risqueraient de s’écouler en direction du lac Joanne?

-

Les risques d’accidents et de déversements associés au camionnage du concentré d’arsénopyrite ne sont pas négligeables considérant l’ajout de ± 10 camions par jour sur le réseau routier;

-

Les normes de transport d’une matière dangereuse par camion pourraient assurer un contrôle du risque, elles doivent par contre être assez sévères (ex. : BPC);

-

Les caractéristiques du site Hosco diminuent les risques associés au traitement et au confinement du concentré;

-

Le risque majeur pour le transport du concentré consiste en l’accumulation de pertes accidentelles tout  au long du trajet emprunté;

-

Est-ce que l’étanchéité des sols recevant les haldes à stériles devra être augmentée?

-

Un suivi de la qualité de l’eau de la tourbière pourrait permettre le contrôle des risques dû aux infrastructures;

-Governance aspects

-

Un plan B devrait être mis au point en cas de bris de digue!

-

Le transport du concentré sur une distance de 250 km (Casa Berardi) est aberrant;

-

Il serait souhaitable de préconiser un moyen de transport sécuritaire et moins polluant;

-

La gestion des risques associée à une cellule de confinement est contrôlable;

-

Il est préférable de concentrer les résidus dans un seul site, car le risque à long terme est réel;

-

En empruntant une route moins achalandée, le transport du concentré vers un autre site de traitement serait envisageable;

-

En considérant l’aspect des effets cumulatifs dans la planification des mesures d’atténuation du risque, vous serez mieux préparés à gérer les crises;

8.

Health and Improved Quality of Life

-Technical aspects

-

Dans quelle direction irait la poussière considérant des vents dominants en provenance du nord-ouest?

-

Des mesures seraient-elles mises en place pour minimiser l'impact acoustique des opérations face au dynamitage, au broyage, au concassage?

-

Et plus particulièrement, que ferez-vous pour pallier au bruit causé jour et nuit par l’augmentation du nombre de camions sur la route 117?

-

Il faut connaître l'impact des vibrations résultant du dynamitage sur la stabilité du chemin de fer, des terrains et des solages des maisons et sur la recharge en eau des puits des résidents!

-

Il y a une possibilité que des fragments rocheux soient éjectés lors du dynamitage!

-

Quels seraient les impacts visuels du projet? (infrastructures, haldes à stériles, parc à résidus, etc.)

-

Sur quelle distance seront étudiés les impacts sur l’eau des puits?

-

Est-ce que le projet va faire dévier le corridor aérien?

-

Allez-vous dévier la route 117?

-

Quel effet aurait le pompage sur l’alimentation en eau potable du puits municipal de McWatters?

-

Une bande d’arbres devrait être laissée afin de minimiser l’aspect visuel du projet;

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-

Le bruit relié à la circulation des véhicules lourds sur la route 117 nous importune déjà, alors qu’est-ce ça sera avec la venue du projet?

-Governance aspects

-

Va-t-on être expropriés?

-

Nous vivons au lac Joannès pour la quiétude de l’endroit;

-Regional aspects

-

Est-ce que le projet va amener l’accès à internet haute vitesse?

-

L’arrondissement de Mc Watters est situé dans un milieu humide, ce secteur n’est pas nécessairement privilégié pour le développement résidentiel;

-

Les approches de développement doivent s’effectuer au sein de limites prédéterminées afin d’éviter les conflits d’usage du territoire;

9.

Participation and Commitment of Citizens

-Governance aspects

-

Allez-vous vraiment tenir compte des commentaires des intervenants?

-

Il serait souhaitable que le comité ait un fonds suffisant pour soutenir les organismes et les personnes préoccupées par le projet dans le but de les aider à participer avec toute l'indépendance nécessaire!

-

Est-ce qu’Aurizon ferait partie du comité?

-

Il serait approprié que le comité formé soit en fonction tout au long du cycle de vie du projet minier!

-

L’importance de la participation publique est bien ancrée au projet;

-

Les intervenants souhaitent participer à la caractérisation de l’esker Vaudray-Joannès et connaître le lien entre le développement du projet et les effets sur l’esker;

-Regional aspect

-

Certains idéaux vont au-delà des limites du projet générant des attentes auxquelles Aurizon ne peut peut-être pas répondre;

10.

Social Equity and Solidarity

-Technical aspect

-

-

Sur quelle base Aurizon calcule le 2% remis en dons, commandites et fonds?

-

-Governance aspects

-

Les retombées économiques doivent être réparties équitablement dans la communauté!

-

Les opinions des experts et des citoyens sont complémentaires et doivent donc être considérées à parts égales;

-

La cohabitation entre le projet Joanna et la société semble possible!

-

Même si nous ne poursuivons pas tous les mêmes buts, nous pouvons nous parler de façon civilisée;

-

La démarche nous permet de nous expliquer et de faire valoir nos opinions;

-

Il faut montrer une écoute particulière aux résidents immédiats et déterminer leurs besoins face au développement du projet;

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-Regional aspects

-

Le développement minier doit aussi correspondre avec les besoins des utilisateurs actuels et futurs du territoire!

-

En concertant les organismes du milieu, il est possible d’augmenter la crédibilité d’une idée nouvelle;

-

La démarche de participation sociale est un gain pour Aurizon et pourrait l’être pour l’industrie minière;

-

La discussion continue entre les utilisateurs du territoire assure la gestion intégrée des ressources;

11.

Encourage Access to Training and Education

-Technical aspects

-

Est-ce que les dimensions de la fosse risquent de tripler dans le temps?

-

Est-ce qu’il va y avoir d’autres fosses?

-

Est-ce qu’une opération souterraine est encore envisagée?

-

Qu’est-ce qui détermine la limite entre les types de ressources?

-

Qu’est-ce qui définit un camp minier?

-

Toutes les questions ont été posées, on attend les réponses!

-Governance aspects

-

L'information doit être accessible et pertinente afin de garantir la compréhension des enjeux par le grand public et permettre la participation effective des intervenants concernés!

-

Advenant que le projet ne soit pas économique, pourrait-il démarrer comme projet pilote?

-

Nous ne sommes pas contre le projet, nous voulons être pertinemment informés!

-

La connaissance et la conscientisation environnementales entrent dans la notion de gain social;

-

Rencontrer les intervenants tôt dans le processus permet à Aurizon d’apprendre;

-

Il est important de valoriser et de véhiculer l’acquisition de connaissances sur l’esker;

12.

Historical Legacy

Improving any historical legacy of previous mining and exploration activity associated with any mineral property in which the Company has an interest

-Technical aspects

-

Avez-vous pensé à profiler les haldes à stériles avec le relief du paysage?

-

En cours d’opérations et lors de la planification de la fermeture, il faudrait prendre en considération le plan de gestion de la faune de l’aéroport de Rouyn-Noranda!

-

Existe-t-il un parc orphelin à proximité approprié pour recevoir le type de résidus de Joanna?

-

La restauration du site doit s’effectuer en respectant les écosystèmes communs du secteur;

-

Le suivi de la cellule de confinement serait plus complexe après la fermeture du site qu’en cours d’opérations;

-

Il faudrait s’assurer du suivi de la qualité de l’eau souterraine lors de l’arrêt du pompage, car les conditions de drainage préférentiel dans l’esker et l’infiltration dans le roc fracturé vont reprendre;

-

Est-ce envisageable de remettre tout le matériel dans la fosse?

-

C’est un avantage de bien connaître les propriétés des différents empilements de stériles et de les gérer de façon distincte;

-

L’empreinte sur le territoire pourrait être diminuée en épaississant les résidus miniers et en utilisant la fosse comme lieu de gestion des stériles potentiellement lixiviables;

-

Le traitement du concentré et le confinement des résidus sur le site semblent sécuritaires considérant l’imperméabilité du sol argileux les technologies de pointe disponibles.

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-Governance aspects

-

La restauration devrait s’harmoniser avec le plan d’aménagement et de développement du territoire de la ville de Rouyn-Noranda!

-

L’ennoiement de la fosse et le remblayage complet ne sont pas les seules solutions!

-

Le dépôt de la totalité de la garantie financière nécessaire à la restauration démontrerait votre engagement;

-

Le passif peut être défini comme un héritage environnemental comme il peut être considéré comme un bilan environnemental négatif;

-

Serait-il bénéfique pour Aurizon de restaurer un site abandonné?

-

Les avantages de la restauration progressive résident dans l’élaboration de méthodes et d’essais éprouvés en fonction des conditions du site, la connaissance des coûts de restauration ainsi que la diminution des risques environnementaux;

-

L’évolution des connaissances technologiques va peut-être démontrer que ce qui est sécuritaire ne le sera plus demain;

-Regional aspect

-

Comment la population percevrait le transfert d’un résidu à partir d’un milieu rural vers un milieu urbain?

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APPENDIX C

General Arrangement Plot Plan of the Joanna Site

Air View of the Area
Marillac Lake
Power Line
Watershed Divide
Esker
Tailings Pond
Watershed Divide
Waste
Low Grade
Polishing Pond
Kinojevis River
Road 117
Overburden
Waste
Building Complex
Proposed Pit
Access Road
CN Railroad
Bousquet Lake
Airport
Vaudray & Joannes Lakes Biodiversity Reserve
Joannes Lake
AURIZON
Joanna Project
0 1km